KAWASAKI HEAVY INDUSTRIES, LTD.
Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-





07020693

January 26, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1, 2006 and December 31, 2006, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

PROCESSED
FEB 0 2 2007
THOMSON FINANCIAL

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

1/31

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN Oct.1, 2006 AND Dec.31, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Semiannual Report for the six months ended September 30, 2006.
   (Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statements of interim Financial Results and Forecast dated October 31, 2006.
   (Press release)
   (Exhibit 2, Summary English translation attached)
2. Semiannual Securities Report dated December 1, 2006 which was filed with the Ministry of Finance.
   (Exhibit 3, Summary English translation attached)
3. Semiannual Business Report to the shareholders for six months ended September 30, 2006.
   (Exhibit 4, Summary English translation attached)

川崎重工業株式会社 www.khi.co.jp 広報室 (東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

NO. 2006076

2006年10月31日

平成19年3月期　中間決算短信（連結）

川崎重工は、平成19年3月期中間決算（平成18年4月1日～平成18年9月30日）について、つぎのとおりお知らせいたします。

■平成19年3月期中間決算概要

連結決算

（単位　億円）

	当中間期（18年9月期）	前中間期（17年9月期）	増　減
受　注　高	7,638	5,166	2,471
売　上　高	6,458	5,935	522
営業利益	255	125	129
経常利益	203	118	84
税金等調整前中間純利益	202	81	120
中間純利益	114	52	61
1株当たり中間純利益	7.32円	3.62円	3.70円
総　資　産	13,190	11,939	1,251
純　資　産	2,441	2,074	366
営業活動によるｷｬｯｼｭﾌﾛｰ	△ 107	112	△ 219
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 267	△ 76	△ 190
フリーキャッシュフロー	△ 375	35	△ 410
財務活動によるｷｬｯｼｭﾌﾛｰ	247	△ 154	402

単独決算

（単位　億円）

	当中間期（18年9月期）	前中間期（17年9月期）	増　減
受　注　高	3,988	3,113	875
売　上　高	4,156	3,614	541
営業利益	141	64	77
経常利益	107	44	62
税引前中間純利益	106	31	75
中間純利益	72	26	45
1株当たり中間純利益	4.67円	1.86円	2.81円
1株当たり中間配当金	0.0円	0.0円	0.0円
総　資　産	9,514	8,730	783
純　資　産	1,991	1,736	254

平成 19年 3月期　中間決算短信(連結)

平成 18年 10月 31日

上 場 会 社 名　川崎重工業株式会社　　上場取引所 東① 大① 名①

コード番号 7012　(URL http://www.khi.co.jp/)　本社所在都道府県 兵庫県

代 表 者　役職名 取締役社長　氏 名 大橋 忠晴

問合せ先責任者　役職名 財務経理部長　氏 名 髙尾 光俊

問合せ先窓口　広報室 TEL (03) 3435 - 2130

中間決算取締役会開催日　平成 18年 10月 31日

米国会計基準採用の有無　無

1．18年９月中間期の連結業績（平成18年４月１日 ～ 平成18年９月30日）

(1)連結経営成績　(金額は百万円未満切り捨て)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年９月中間期	645,851	8.8	25,562	103.2	20,367	71.1
17年９月中間期	593,578	10.3	12,577	81.0	11,898	68.8
18年３月期	1,322,487		41,794		30,885	

	中間(当期) 純利益		１株当たり中間(当期)純利益	潜在株式調整後１株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
18年９月中間期	11,413	118.1	7.32	6.61
17年９月中間期	5,232	55.5	3.62	3.04
18年３月期	16,467		11.20	9.45

(注)①持分法投資損益　18年９月中間期 855 百万円　17年９月中間期 △102 百万円　18年３月期 △196 百万円

②期中平均株式数(連結)　18年９月中間期 1,557,528,763 株　17年９月中間期 1,442,317,613 株　18年３月期 1,468,791,775 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円 銭
18年９月中間期	1,319,099	244,169	18.1	153.44
17年９月中間期	1,193,900	207,498	17.3	143.86
18年３月期	1,284,085	237,588	18.5	152.53

(注)期末発行済株式数(連結)　18年９月中間期 1,557,730,814 株　17年９月中間期 1,442,277,327 株　18年３月期 1,557,506,659 株

(3)連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年９月中間期	△ 10,767	△ 26,734	24,772	24,894
17年９月中間期	11,216	△ 7,692	△ 15,457	32,512
18年３月期	45,760	△ 36,510	△ 16,720	37,505

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 99 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 18 社

(5)連結範囲及び持分法の適用の異動状況

連結（新規） 3 社　（除外） － 社　持分法（新規） － 社　（除外） 1 社

2．19年３月期の連結業績予想（平成18年４月１日 ～ 平成19年３月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,430,000	40,000	26,000

（参考）１株当たり予想当期純利益（通期）　16 円 69 銭

※ 上記業績予想については、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。
なお、上記業績予想に関する事項は、補足資料10～11ページを御覧下さい。

1. 企業集団の状況

当グループは、当社、子会社104社及び関連会社33社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

［主な事業内容］

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を行っております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売並びに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、カワサキプラントシステムズ㈱（連結子会社）が産業機械、ボイラ等の製造・販売を、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (USA) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行っております。更にエア・ウォーター防災㈱（持分法適用関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事業系統図



製造・販売
製造
販売
付帯関連事業
船舶
㈱川崎造船
川重神戸サポート㈱
南通中遠川崎船舶工程有限公司
車両
Kawasaki Rail Car, Inc.
川重車両コンポ㈱
Kawasaki Construction Machinery Corp. of America
川重車両テクノ㈱
Kawasaki Motors Manufacturing Corp., U.S.A.
㈱カワサキマシンシステムズ
航空宇宙
日本飛行機㈱
㈱ケージーエム
川重岐阜エンジニアリング㈱
ガスタービン・機械
川重冷熱工業㈱（注3）
㈱カワサキマシンシステムズ
川崎重工業株式会社
プラント・環境・鉄構（注5）
カワサキプラントシステムズ㈱
川崎エンジニアリング㈱
川重工事㈱
大阪動力工業㈱（注6）
汎用機
Kawasaki Motors Manufacturing Corp., U.S.A.
㈱カワサキモータースジャパン
㈱カワサキマシンシステムズ
Kawasaki Motors Corp., U.S.A.
Kawasaki Motors Europe N.V.
Kawasaki Motors Enterprise (Thailand) Co., Ltd.
Kawasaki Robotics (USA) Inc.
その他
㈱カワサキプレシジョンマシナリ
Kawasaki Precision Machinery (U.K.) Limited
エア・ウォーター防災㈱（注2）
（受注仲介）
（商業）
（商業及びその他）
Kawasaki Heavy Industries (U.S.A.) Inc.
川重商事㈱
㈱カワサキライフコーポレーション
Kawasaki Heavy Industries (U.K.) Ltd.

（注）1. 実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
2. エア・ウォーター防災㈱は、東証２部及び大証２部に上場していたが、2006年7月28日、上場を廃止した。
3. 川重冷熱工業㈱はJASDAQに上場している。
4. 上記のほか、川崎設備工業㈱は名証２部に上場している。
5. 2006年10月、川崎重工業㈱から分社した環境部門を川重環境エンジニアリング㈱が承継し、カワサキ環境エンジニアリング㈱へ社名変更している。
6. 大阪動力工業㈱は、2006年10月、KEE環境工事㈱へ社名変更している。

2. 経営方針

〔経営の基本方針〕

当グループは、「世界の人々の豊かな生活と地球環境の未来に貢献する“Global Kawasaki”」という企業ビジョンの下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益＋支払利息）÷投下資本）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。また、本年９月に策定した新中期経営計画においては、収益力の強化を目指し、目標とする経営指標に売上高経常利益率を加えました。

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指し、経営の安定化を実現してまいりました。

今般、それをさらに発展させるべく、2006年度を初年度とし2010年度を最終年度とする中期経営計画「Global K」を策定し、上記企業ビジョンの実現に向けて、「質主量従」「選択と集中」「非価格競争力の強化」を経営の基本とし、収益力の高いグローバル企業への飛躍を目指しています。

その一環として、当グループの事業について、車両事業、航空宇宙事業、ガスタービン・機械事業、汎用機事業を４本の柱とし、将来的に大きな需要が期待されるエネルギー・環境事業を、事業組織の組替えやM&Aを含め、新たな事業の柱として育成するとともに、ロボット、船舶、油圧機器の各事業については、独自の地位を確立し、安定的な収益を確保する自立事業と位置付け、グループ全体の収益力強化を図っていきます。

また、ＢＵ・製品個別には、事業ポートフォリオ上の位置付けを、事業ドメインとの関連、強み・弱み（競合状況、技術力等）、市場の成長性、収益性向上の可能性等を勘案して明確化し、「Ⅰ重点事業、Ⅱ育成事業、Ⅲ安定収益事業、Ⅳ要改革事業」の４つに分類し、Ⅰ・Ⅱに経営資源を傾斜配分するとともに、「Ⅳ要改革事業」に位置付けた事業については、抜本的な収益構造改革を徹底して行うとともに、市場環境および戦略的価値の観点から中期的な事業の意義・あり方を見極め、事業方針を決定していくなど、選択と集中を徹底し、将来の成長を確実なものとしてまいります。

〔会社の対処すべき課題〕

国内景気は拡大基調が続いていますが、当グループを取り巻く経営環境は、公共投資の低迷のほか、鋼材価格の高止まり、アルミ、チタン等高級素材の価格急騰や供給不足、景気回復に伴う外部コストの上昇傾向など今なお厳しい状況にあります。そうした中にあっても、当グループは、上記中期経営計画に従って、強固な収益基盤を確立し、持続的な成長を果たすため、以下の重点施策を着実に推進

していきます。

①「収益の源泉は技術力にある」という基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底します。

②多くの製品が厳しい競争環境にさらされている中で、「利益はマーケットからもたらされる」との意識付けを徹底し、事業運営の各プロセスにおいてすべての発想・行動がマーケットを基点としたものになるよう、マーケット志向の定着化を推進します。

③将来の成長に向けて、販売、製造・調達、パートナーとの協業などあらゆる面においてグローバル展開を加速していきます。

④社会から必要とされる新たなフロンティアにチャレンジし、次世代の中核事業を育成します。

⑤効率性や機動性といったカンパニー制の利点を維持しつつ、本社の全社戦略立案機能ならびにグループ経営統括機能を強化し、グループ全体として求心力を高め、部分最適と全体最適の調和を図ります。

⑥「内部統制の強化・コンプライアンスの徹底」「経営の透明性の向上」「リスクマネジメントの強化」「地球環境にやさしい事業運営」等を基本にＣＳＲ活動の推進を行ない、経営の品質を高めていきます。

次に、セグメント別の経営戦略という面では、「事業の選択と集中」という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中していきます。まず、４本の柱と位置付けている事業分野については、車両事業においては国内市場に北米とアジアを加えた三大市場での事業運営体制の強化を図っており、航空宇宙事業では次期固定翼哨戒機・次期輸送機開発やボーイング７８７開発・生産などの大型プロジェクトを推進しています。また、ガスタービン・機械事業においては需要拡大に伴い民需航空機用ジェットエンジン、産業用ガスタービンなどの開発・生産設備を拡充しており、汎用機事業では先進国向けモーターサイクルを主力・最重点事業として、ハイクオリティー・ハイパーフォーマンス分野における事業規模拡大・収益性向上を進めるとともに、製品競争力を高めるため、国外関連企業も含めたグローバルレベルで開発体制の強化を図っています。一方、育成事業と位置付けたエネルギー・環境事業の母体となるプラント・環境・鉄構事業については、この数年間抜本的な構造改革に取り組んでおり、その一環として、環境事業を本年10月に分社・独立いたしました。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指していきます。また、鉄構事業については、なお一層のスリム化とＬＮＧ関連事業など成長分野の強化を図るとともに、播磨工場をグループ全体の大型構造物製造拠点として活用する施策を展開しております。

以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当グループは「違法行為は絶対に起こさない」ということを企業運営の基本とし、企業倫理に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックを配付するとともに、各組織での法令遵守自主点検委員会の設置など、遵守すべき各種法令等の内容についての周知徹底を図ってきましたが、本年10月に内部統制・コンプライアンス・ＣＳＲ推進のグループ統括組織としてＣＳＲ推進部を新設し、従来の活動を一層強化していくこととしました。今後も従業員一人一人が「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を持って行動するよう継続的な啓蒙活動を実施してまいります。

当グループは、このように事業全般にわたって一段と収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していきます。

〔親会社に関する情報〕

該当ありません。

3. 経営成績及び財政状態

（1）経営成績

1）当中間期の連結業績の概況

当中間期における経営環境は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、国内景気は拡大基調で推移し、海外においても、米国で一部減速感はあるものの、欧州や中国・アジアなどを中心に景気は拡大基調であり、総じて堅調に推移しました。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、車両事業で北米向け大型案件を受注した他、航空宇宙事業でボーイング７７７型旅客機分担製造品の受注の増加、海外向け大型プラント案件の受注等により、7,638億円と前年同期比2,471億円の増加となりました。

当中間期の連結売上高については、航空宇宙・汎用機事業を中心に増加し、前年同期を522億円上回る6,458億円となりました。

利益面につきましては、為替レートが円安ドル高傾向で推移したことに加え、車両・汎用機事業の伸張、プラント・環境・鉄構事業の赤字幅の縮小等により、当中間期の営業利益は255億円と前年同期比129億円増加し、経常利益は前年同期比84億円増の203億円となりました。また中間純利益については前年同期比61億円増の114億円となりました。

また、当中間期の単独業績につきましては、受注高3,988億円、売上高4,156億円、経常利益107億円、中間純利益72億円となりました。

中間配当につきましては、今後の事業展開等を勘案して、見送ることといたしました。

２）当中間期の連結セグメント別業績

（単位　億円）

事業種類別セグメント	当中間期（18年9月期）		前中間期（17年9月期）		（参考）受注高	
	売上高	営業損益	売上高	営業損益	当中間期（18年9月期）	前中間期（17年9月期）
船舶	421	△20	537	7	695	384
車両	869	61	843	22	1,561	776
航空宇宙	1,144	50	912	56	701	493
ガスタービン・機械	805	48	690	13	993	971
プラント・環境・鉄構	521	△37	686	△56	950	262
汎用機	1,899	109	1,663	51	1,899	1,663
その他	798	43	601	31	837	613
合計	6,458	255	5,935	125	7,638	5,166

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

連結受注高は、ＬＮＧ船１隻、ばら積み貨物船７隻、ＬＰＧ船２隻の計 10 隻を受注した結果、全体では 695 億円となり、ＬＮＧ船２隻、ＬＰＧ船１隻の計３隻を受注した前年同期と比べ 310 億円の増加となりました。

連結売上高はＬＮＧ船、ばら積み貨物船等を売上に計上したものの、前年同期比 116 億円減の 421 億円となり、資材費上昇の影響などにより 20 億円の営業損失となりました。

車両事業

連結受注高は、前年同期に引き続いて北米向け通勤車両の大型受注があったことなどにより、前年同期比 784 億円増の 1,561 億円となりました。

連結売上高は、前年同期並の 869 億円となりましたが、海外案件の収益性上昇などにより、営業利益は 61 億円と前年同期比 38 億円増となりました。

航空宇宙事業

連結受注高は、ボーイング７７７型旅客機分担製造品を中心に民需が増加し、前年同期比 208 億円増の 701 億円となりました。

連結売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与したほか、ボーイング７７７型旅客機分担製造品の増加などにより、前年同期比 231 億円増の 1,144 億円となりました。営業利益は、資材費上昇の影響などにより前年同期比５億円減の 50 億円となりました。

ガスタービン・機械事業

連結受注高は、産業用ガスタービンの増加もあり、前年同期比微増の 993 億円となりました。

連結売上高は、民間航空機用エンジン分担製造品の増加などにより前年同期比 114 億円増の 805 億円となりました。営業利益は、売上高の増加に加えて為替の影響等もあり、前年同期比 34 億円増の 48 億円となりました。

プラント・環境・鉄構事業

連結受注高は、ベトナム向けセメントプラントや韓国向けフェロニッケル精錬プラントなどの海外大型案件の受注などにより、前年同期から 688 億円の大幅増の 950 億円となりました。

連結売上高は、海外向けプラント案件の減少などにより、前年同期比 164 億円減の 521 億円となりました。営業損益は、プラント部門が好転したこと等により、前年同期からは 19 億円改善し、37 億円の損失となりました。

汎用機事業

連結売上高は、北米および欧州向け二輪車の販売が増加したことなどにより、前年同期比 235 億円増の 1,899 億円となりました。営業利益は、売上高の増加に加え為替の影響などもあり、前年同期比 57 億円増加の 109 億円となりました。

その他事業

連結売上高は、油圧機器部門の中国向けの販売増加などにより、前年同期比 196 億円増の 798 億円、営業利益についても前年同期比 12 億円増の 43 億円となりました。

（2）財政状態

当中間期末の総資産は、主に受注増に伴うたな卸資産の増加により前期末より 350 億円増の 1 兆 3,190 億円となりました。有利子負債残高は、事業規模の拡大に伴い、3,497 億円と前期末から 299 億円増加しました。

連結キャッシュ・フローにつきましては、当中間期の営業活動において前述のたな卸資産の増加などにより、107 億円の資金の純減（前中間期は 112 億円の純増）となりました。また、投資活動においては、設備投資などにより 267 億円の資金の純減（前中間期は 76 億円の純減）となった結果、フリーキャッシュ・フローは 375 億円の資金の純減となりました。財務活動では、社債の償還を行う一方で短期借入金が増大したことなどにより 247 億円の資金の純増（前中間期は 154 億円の純減）となりました。これらの結果、当中間期末における現金及び現金同等物の残高は、前期末に比べ 126 億円減少し 248 億円となりました。

（3）平成 19 年 3 月期の連結業績見通し

公共投資の減少や素材価格の上昇など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べてプラント・環境・鉄構事業を除いた事業全てにおいて増加が見込まれるため、全体としては約 8 ％増の 1 兆 4,300 億円と過去最高となる見通しです。

利益面については、経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は 400 億円、連結当期純利益は 260 億円となる見通しです。

なお、単独業績については、売上高 9,000 億円、経常利益 250 億円、当期純利益 170 億円となる見通しです。

本業績見通しにおける為替レートは、 1 ドル＝110 円を前提としております。

〔事業等のリスクについて〕

上記の業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであり、リスクや不確実性を含んでいます。従いまして、実際の業績は様々な要因の変化により、記載の見通しと異なる結果となることがあります。こうした要因のなかで、上記業績見通しに影響を与える主な外的要因としては次の項目等が考えられます。

① 経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響します。また航空旅客需要や、海運市況も、航空宇宙事業、船舶事業等に影響を与えます。

さらに、海外案件においては、紛争・政変等の影響をうける可能性があります。

② 為替レートの変動

当グループの連結売上高に占める海外向け売上高は約50%であり、米国ドル、ユーロ等の外貨建て取引も多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っておりますが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っています。

③ 原材料価格の変動

当グループの事業の大半は、大型の個別受注案件であり、受注から納入まで長期にわたるケースが多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

④ 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っておりますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

通期（平成19年３月期）見通し補足資料

１．全社見通し

（単位　億円）

	19年３月期見通し				18年３月期実績	
	今回		４月28日見通し			
	連結	単独	連結	単独	連結	単独
売上高	14,300	9,000	13,900	8,800	13,224	8,459
営業利益	540	330	540	330	417	301
経常利益	400	250	400	250	308	233
当期純利益	260	170	260	170	164	136

	今回 連結	今回 単独	４月28日見通し 連結	４月28日見通し 単独	18年３月期実績 連結	18年３月期実績 単独
受注高	14,900	8,900	13,500	8,200	13,516	8,768
ROIC（税引前）	8.0%		8.0%		5.1%	
研究開発費	328	293	310	276	270	246
設備投資額	430	280	430	270	417	249
減価償却費	310	170	310	170	305	164
期末従業員数	29,400	9,700	29,400	9,700	28,922	9,909
（うち海外従業員）	(6,600)		(6,600)		(6,259)	

（注）１．19年３月期見通し前提為替レート：　（今回）110円/US$　（４月28日）110円/US$
２．ROIC（税引前）＝（税引前利益＋支払利息）÷投下資本
３．設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額。
４．研究開発費は償却ベース、汎用機の改良研究費を含む。

２．セグメント（部門）別見通し

①連結見通し

(a)　売上損益　（単位　億円）

事業種類別セグメント	19年3月期見通し				18年3月期実績	
	今回		4月28日見通し			
	売上高	営業損益	売上高	営業損益	売上高	営業損益
船舶	1,150	△ 20	1,150	△ 20	1,096	△ 17
車両	1,900	110	1,750	100	1,683	88
航空宇宙	2,700	100	2,700	100	2,185	97
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,800	80	1,750	75	1,614	68
ﾌﾟﾗﾝﾄ・環境・鉄構	1,250	△ 10	1,250	10	1,645	△ 84
汎用機	4,000	210	3,900	210	3,669	198
その他	1,500	70	1,400	65	1,330	67
合計	14,300	540	13,900	540	13,224	417

(b)　受注高　（単位　億円）

事業種類別セグメント	19年3月期見通し		18年3月期実績
	今回	4月28日見通し	
船舶	1,500	1,200	1,283
車両	2,400	1,800	2,031
航空宇宙	2,300	2,300	2,292
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,900	1,900	1,880
ﾌﾟﾗﾝﾄ・環境・鉄構	1,300	1,000	973
汎用機	4,000	3,900	3,669
その他	1,500	1,400	1,385
合計	14,900	13,500	13,516

②単独見通し

(a)　売上高・受注高

（単位　億円）

事業種類別セグメント	19年3月期見通し				18年3月期実績	
	今回		4月28日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　両	1,650	1,700	1,600	1,200	1,470	1,534
航空宇宙	2,500	2,100	2,500	2,100	2,011	2,100
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,650	1,800	1,600	1,800	1,538	1,838
ﾌﾟﾗﾝﾄ・環境・鉄構	400	500	400	400	726	580
汎　用　機	2,800	2,800	2,700	2,700	2,713	2,713
合　計	9,000	8,900	8,800	8,200	8,459	8,768
輸　出　高	5,200	5,000	5,000	4,900	4,569	4,797
輸出比率	57.8%	56.2%	56.8%	59.7%	54.0%	54.7%

(b)　輸出売上高・受注高

（単位　億円）

事業種類別セグメント	19年3月期見通し				18年3月期実績	
	今回		4月28日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　両	1,250	800	1,200	800	998	974
航空宇宙	650	700	650	700	457	609
ｶﾞｽﾀｰﾋﾞﾝ・機械	750	950	700	950	742	867
ﾌﾟﾗﾝﾄ・環境・鉄構	50	50	50	50	31	4
汎　用　機	2,500	2,500	2,400	2,400	2,340	2,340
合　計	5,200	5,000	5,000	4,900	4,569	4,797

4. 中間連結財務諸表等

中 間 連 結 貸 借 対 照 表

（単位　百万円）

科　　目	当中間連結会計期間 (平成18年9月30日現在)	前連結会計年度 (平成18年3月31日現在)	比較増減	前中間連結会計期間 (平成17年9月30日現在)
資産の部				
Ⅰ流動資産	938,133	915,899	22,234	837,004
1.現金及び預金	25,006	37,650	△ 12,643	32,685
2.受取手形及び売掛金	415,705	422,551	△ 6,846	364,133
3.たな卸資産	425,753	383,016	42,737	375,366
4.繰延税金資産	35,264	32,398	2,865	21,728
5.その他	40,471	44,111	△ 3,639	47,096
貸倒引当金	△ 4,067	△ 3,829	△ 237	△ 4,005
Ⅱ固定資産	380,965	368,186	12,779	356,895
1. 有形固定資産	249,199	246,219	2,980	239,730
(1) 建物及び構築物	93,739	92,674	1,064	89,244
(2) 機械装置及び運搬具	61,022	59,982	1,039	56,823
(3) 土地	65,945	65,732	213	66,457
(4) 建設仮勘定	10,254	9,375	879	8,750
(5) その他	18,238	18,455	△ 216	18,454
2. 無形固定資産	15,187	15,795	△ 607	14,695
3. 投資その他の資産	116,578	106,171	10,406	102,470
(1) 投資有価証券	63,717	56,423	7,293	67,897
(2) 長期貸付金	1,383	1,421	△ 38	649
(3) 繰延税金資産	29,026	28,185	840	17,256
(4) その他	25,718	24,004	1,714	20,532
貸倒引当金	△ 3,268	△ 3,865	597	△ 3,865
資産合計	1,319,099	1,284,085	35,014	1,193,900

（単位　百万円）

科　　目	当中間連結会計期間 (平成18年９月30日現在)	前連結会計年度 (平成18年３月31日現在)	比較増減	前中間連結会計期間 (平成17年９月30日現在)
負債の部				
Ⅰ流動負債	822,132	802,659	19,473	700,648
1.支払手形及び買掛金	404,908	409,942	△ 5,033	331,494
2.短期借入金	123,746	133,627	△ 9,881	118,496
3.未払法人税等	7,914	19,977	△ 12,063	5,053
4.繰延税金負債	126	111	15	308
5.賞与引当金	12,621	15,198	△ 2,577	12,094
6.保証工事引当金	4,755	4,200	554	4,539
7.受注工事損失引当金	11,193	12,612	△ 1,419	6,107
8.事業構造改善損失引当金	2,821	9,557	△ 6,735	-
9.その他	254,045	197,431	56,614	222,552
(1) 前受金	111,846	98,589	13,256	132,532
(2) 1年内償還社債	12,000	29,118	△ 17,118	27,118
(3) コマーシャルペーパー	47,000	-	47,000	-
(4) その他	83,199	69,723	13,476	62,902
Ⅱ固定負債	252,797	238,330	14,467	280,896
1.社債	103,010	103,062	△ 52	136,559
2.長期借入金	63,992	53,994	9,997	57,737
3.繰延税金負債	3,820	3,732	87	1,927
4.退職給付引当金	72,850	69,113	3,737	77,057
5.その他	9,123	8,427	695	7,615
負債合計	1,074,930	1,040,989	33,940	981,544
少数株主持分	-	5,507	-	4,856
資本の部				
Ⅰ資本金	-	92,084	-	81,427
Ⅱ資本剰余金	-	42,094	-	31,390
Ⅲ利益剰余金	-	100,775	-	90,134
Ⅳその他有価証券評価差額金	-	14,097	-	19,154
Ⅴ為替換算調整勘定	-	△ 11,426	-	△ 14,466
Ⅵ自己株式	-	△ 38	-	△ 141
資本合計	-	237,588	-	207,498
負債、少数株主持分及び資本合計	-	1,284,085	-	1,193,900
純資産の部				
Ⅰ株主資本	241,629	-	-	-
1.資本金	92,106	-	-	-
2.資本剰余金	42,110	-	-	-
3.利益剰余金	107,456	-	-	-
4.自己株式	△ 43	-	-	-
Ⅱ評価・換算差額等	△ 2,598	-	-	-
1.その他有価証券評価差額金	12,720	-	-	-
2.繰延ヘッジ損益	△ 3,698	-	-	-
3.為替換算調整勘定	△ 11,620	-	-	-
Ⅲ少数株主持分	5,137	-	-	-
純資産合計	244,169	-	-	-
負債・純資産合計	1,319,099	-	-	-

中間連結損益計算書

(単位　百万円)

科目	当中間連結会計期間 (平成18年4月1日から平成18年9月30日まで)	前中間連結会計期間 (平成17年4月1日から平成17年9月30日まで)	比較増減	前連結会計年度 (平成17年4月1日から平成18年3月31日まで)
Ⅰ 売上高	645,851	593,578	52,273	1,322,487
Ⅱ 売上原価	555,715	518,618	37,096	1,148,547
売上総利益	90,136	74,960	15,176	173,940
Ⅲ 販売費及び一般管理費	64,574	62,382	2,191	132,145
営業利益	25,562	12,577	12,984	41,794
Ⅳ 営業外収益	4,327	7,173	△ 2,845	11,119
1. 受取利息	(1,332)	(1,377)	(△ 45)	(2,218)
2. 受取配当金	(558)	(635)	(△ 77)	(1,006)
3. 有価証券売却益	(206)	(3,271)	(△ 3,064)	(4,379)
4. 持分法による投資利益	(855)	(-)	(855)	(-)
5. その他	(1,374)	(1,888)	(△ 513)	(3,514)
Ⅴ 営業外費用	9,521	7,851	1,669	22,029
1. 支払利息	(2,912)	(2,677)	(234)	(5,377)
2. 為替差損	(3,719)	(2,881)	(838)	(8,901)
3. 持分法による投資損失	(-)	(102)	(△ 102)	(196)
4. その他	(2,890)	(2,190)	(699)	(7,553)
経常利益	20,367	11,898	8,469	30,885
Ⅵ 特別利益	-	-	-	13,177
1. 退職給付信託設定益	(-)	(-)	(-)	(12,901)
2. 子会社株式売却益	(-)	(-)	(-)	(276)
Ⅶ 特別損失	128	3,705	△ 3,576	20,762
1. 独禁法違反に係る損失	(128)	(542)	(△ 413)	(730)
2. 固定資産減損損失	(-)	(3,007)	(△ 3,007)	(3,007)
3. 子会社株式売却損	(-)	(155)	(△ 155)	(155)
4. 事業構造改善損失	(-)	(-)	(-)	(15,815)
5. 土壌汚染対策費用	(-)	(-)	(-)	(1,053)
税金等調整前中間（当期）純利益	20,239	8,193	12,046	23,300
法人税、住民税及び事業税	8,576	2,831	5,744	24,147
法人税等調整額	-	-	-	△ 17,842
少数株主利益	248	128	120	528
中間（当期）純利益	11,413	5,232	6,181	16,467

中間連結剰余金計算書

（単位　百万円）

科　　　目	前中間連結会計期間 （平成17年４月１日から 平成17年９月30日まで）	前連結会計年度 （平成17年４月１日から 平成18年３月31日まで）
(資本剰余金の部)		
Ⅰ　資本剰余金期首残高	31,389	31,389
Ⅱ　資本剰余金増加高	0	10,704
1. 自己株式処分差益	(0)	(46)
2. 転換社債型新株予約権付社債の新株予約権行使による増加高	(-)	(10,657)
Ⅲ　資本剰余金中間期末（期末）残高	31,390	42,094
(利益剰余金の部)		
Ⅰ　利益剰余金期首残高	88,703	88,703
Ⅱ　利益剰余金増加高	5,232	16,467
1. 中間（当期）純利益	(5,232)	(16,467)
Ⅲ　利益剰余金減少高	3,801	4,395
1. 配当金	(3,606)	(3,606)
2. 役員賞与	(84)	(84)
3. その他	(111)	(705)
Ⅳ　利益剰余金中間期末（期末）残高	90,134	100,775

中間連結株主資本等変動計算書

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）　　　（単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高	92,084	42,094	100,775	△38	234,917
当中間連結会計期間中の変動額					
新株の発行	21	15			36
剰余金の配当			△4,672		△4,672
役員賞与			△13		△13
中間純利益			11,413		11,413
自己株式の取得				△23	△23
自己株式の処分		0		18	19
その他			△46		△46
当中間連結会計期間中の変動額合計	21	15	6,681	△5	6,712
平成18年９月30日残高	92,106	42,110	107,456	△43	241,629

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日残高	14,097	-	△11,426	2,671	5,507	243,096
当中間連結会計期間中の変動額						
新株の発行				-		36
剰余金の配当				-		△4,672
役員賞与				-		△13
中間純利益				-		11,413
自己株式の取得				-		△23
自己株式の処分				-		19
その他				-		△46
株主資本以外の項目の中間連結会計期間中の変動額(純額)	△1,377	△3,698	△193	△5,269	△369	△5,639
当中間連結会計期間中の変動額合計	△1,377	△3,698	△193	△5,269	△369	1,073
平成18年９月30日残高	12,720	△3,698	△11,620	△2,598	5,137	244,169

中間連結キャッシュ・フロー計算書

（単位　百万円）

科目	当中間連結会計期間（平成18年4月1日から平成18年9月30日まで）	前中間連結会計期間（平成17年4月1日から平成17年9月30日まで）	比較増減	前連結会計年度（平成17年4月1日から平成18年3月31日まで）
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間（当期）純利益	20,239	8,193	12,046	23,300
2. 減価償却費	14,879	14,384	495	30,551
3. 固定資産減損損失	-	3,007	△ 3,007	3,007
4. 退職給付引当金の増加額	3,737	6,593	△ 2,855	17,091
5. 賞与引当金の増加額又は減少額（△）	△ 2,603	△ 1,689	△ 913	1,397
6. 貸倒引当金の増加額又は減少額（△）	△ 437	6	△ 444	△ 43
7. 受注工事損失引当金の増加額又は減少額（△）	△ 1,394	△ 778	△ 616	5,660
8. 事業構造改善損失引当金の増加額又は減少額（△	△ 6,735	-	△ 6,735	9,557
9. 事業構造改善に伴うたな卸資産評価損	-	-	-	6,258
10. 株式売却損益	△ 206	△ 3,115	2,908	△ 4,501
11. 固定資産売却損益	250	167	82	960
12. 退職給付信託設定益	-	-	-	△ 12,901
13. 受取利息及び受取配当金	△ 1,890	△ 2,013	122	△ 3,225
14. 支払利息	2,912	2,677	234	5,377
15. 売上債権の増加額（△）又は減少額	6,319	36,894	△ 30,575	△ 14,249
16. たな卸資産の増加額	△ 41,366	△ 43,206	1,840	△ 49,755
17. その他流動資産の増加額（△）又は減少額	596	△ 3,467	4,064	△ 1,246
18. 仕入債務の増加額又は減少額（△）	△ 4,909	△ 15,444	10,534	55,293
19. 前受金の増加額又は減少額（△）	13,731	25,264	△ 11,533	△ 13,821
20. その他流動負債の増加額又は減少額（△）	6,716	△ 5,980	12,696	1,689
21. その他	952	2,297	△ 1,344	4,321
小計	10,791	23,791	△ 12,999	64,721
22. 利息及び配当金の受取額	2,167	2,124	43	3,128
23. 利息の支払額	△ 3,020	△ 2,687	△ 332	△ 5,332
24. 法人税等の支払額	△ 20,705	△ 12,011	△ 8,694	△ 16,580
25. 土壌汚染対策費用の支払額	-	-	-	△ 176
営業活動によるキャッシュ・フロー	△ 10,767	11,216	△ 21,983	45,760
Ⅱ 投資活動によるキャッシュ・フロー				
1. 定期預金（預入期間3ヶ月超）の純減少額	31	67	△ 36	101
2. 有形固定資産取得による支出	△ 14,137	△ 13,616	△ 521	△ 34,656
3. 有形固定資産売却による収入	120	1,439	△ 1,319	2,231
4. 無形固定資産取得による支出	△ 1,771	△ 1,688	△ 83	△ 4,602
5. 無形固定資産売却による収入	6	17	△ 10	38
6. 投資有価証券取得による支出	△ 11,850	△ 424	△ 11,425	△ 5,764
7. 投資有価証券売却による収入	990	4,424	△ 3,433	6,870
8. 短期貸付金の純増加額（△）又は純減少額	81	391	△ 310	△ 428
9. 長期貸付けによる支出	△ 14	△ 88	74	△ 895
10. 長期貸付金の回収による収入	60	1,406	△ 1,345	427
11. その他	△ 252	378	△ 631	167
投資活動によるキャッシュ・フロー	△ 26,734	△ 7,692	△ 19,042	△ 36,510
Ⅲ 財務活動によるキャッシュ・フロー				
1. 短期借入金の純増加額又は純減少額（△）	39,513	△ 4,055	43,568	7,391
2. 長期借入れによる収入	18,354	15,503	2,851	24,657
3. 長期借入金の返済による支出	△ 11,170	△ 13,579	2,408	△ 25,377
4. 社債の償還による支出	△ 17,118	△ 9,609	△ 7,509	△ 19,609
5. 自己株式取得に伴う支出	△ 21	△ 18	△ 2	△ 51
6. 配当金の支払額	△ 4,633	△ 3,612	△ 1,020	△ 3,621
7. 少数株主への配当金の支払額	△ 152	△ 85	△ 66	△ 109
財務活動によるキャッシュ・フロー	24,772	△ 15,457	40,229	△ 16,720
Ⅳ 現金及び現金同等物に係る換算差額	118	173	△ 55	703
Ⅴ 現金及び現金同等物の減少額	△ 12,611	△ 11,760	△ 850	△ 6,767
Ⅵ 現金及び現金同等物の期首残高	37,505	44,385	△ 6,879	44,385
Ⅶ 連結除外に伴う現金及び現金同等物の減少高	-	△ 111	111	△ 112
Ⅷ 現金及び現金同等物の中間期末（期末）残高	24,894	32,512	△ 7,618	37,505

中間連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　99社

主要会社名：

(国内) ㈱川崎造船、カワサキプラントシステムズ㈱、川重商事㈱、
㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、日本飛行機㈱、
川重冷熱工業㈱、㈱カワサキモータースジャパン、㈱カワサキライフコーポレーション

(海外) Canadian Kawasaki Motors Inc.、Kawasaki Motors Corp., U.S.A.、
Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、
Kawasaki Construction Machinery Corp. of America、Kawasaki Robotics (USA) Inc.、
Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、
P.T.Kawasaki Motor Indonesia

非連結子会社数　5社

関 連 会 社 数　33社（うち持分法適用会社数 18社、
主要会社名：川崎設備工業㈱、エア・ウォーター防災㈱)

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

(新規)　3社　アルナ輸送機用品㈱、ＫＥＥ環境サービス㈱、川崎機器人（天津）有限公司

(除外)　0社

(2) 持分法適用会社

(新規)　0社

(除外)　1社　ジャパンガスタービン㈱

3. 連結子会社の中間決算日等に関する事項

連結子会社の中間決算日については、国内会社では、㈱カワサキモータースジャパン他２社が６月30日、川重鉄構工事㈱が８月31日、海外会社ではKawasaki Motors Corp., U.S.A.他31社が６月30日であり、中間連結決算日（９月30日）と異なっている。上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他２社については、中間連結決算日において仮決算を実施した上で連結している。その他の31社についてはその差異が３ヵ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

中間連結決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生ずる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として5年）に基づく定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する賞与に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④受注工事損失引当金

当中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。

⑤事業構造改善損失引当金

エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することに伴い発生が見込まれる損失の見積額を計上している。

⑥退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当中間連結会計期間から費用処理している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 収益の計上基準

長期・大型の工事（主として、工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。

なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。

(6) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(7) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(8) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっている。

（会計方針の変更）

当中間連結会計期間から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用している。

これによる損益に与える影響はない。

なお、従来の「資本の部」の合計に相当する金額は242,730百万円である。

中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結財務諸表は、改正後の中間連結財務諸表規則により作成している。

注　記　事　項

（中間連結貸借対照表関係）

	当中間連結会計期間 （平成18年９月30日現在）	前連結会計年度 （平成18年３月31日現在）	前中間連結会計期間 （平成17年９月30日現在）
1.　受取手形割引高	24百万円	84百万円	12百万円
2.　受取手形裏書譲渡高	―	―	―
3.　有形固定資産に対する減価償却累計額	555,658百万円	547,706百万円	542,161百万円
4.　保証債務	22,599百万円	23,903百万円	20,070百万円
5.　担保に供している資産	5,518百万円	6,013百万円	10,468百万円

（中間連結損益計算書関係）

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

1.　独禁法違反に係る損失は、トンネル換気設備入札に関する公正取引委員会の課徴金納付命令に基づく課徴金である。

2.　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

（中間連結株主資本等変動計算書関係）

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

1.　発行済株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式（千株）	1,557,714	224		1,557,939

（変動事由の概要）

増加の原因は、転換社債の転換請求によるもの及び、新株予約権付社債の新株予約権行使によるものである。

2.　自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式（千株）	208	64	63	208

（変動事由の概要）

増加の原因は、単元未満株式 64 千株の買取によるものである。

減少の原因は、単元未満株式 10 千株の買増し請求に応じたことによるもの及び、新株予約権付社債の新株予約権行使に伴い、新株発行に代えて自己株式 53 千株を交付したことによるものである。

3. 新株予約権等に関する事項

会社名	内訳	目的となる株式の種類	目的となる株式の数（千株）				当中間連結会計期間末残高(百万円)
			前連結会計年度末	増加	減少	当中間連結会計期間末	
提出会社	2010年満期ユーロ円建転換社債型新株予約権付社債	普通株式	32,241		274	31,967	5,818
	2011年満期ユーロ円建転換社債型新株予約権付社債	普通株式	97,564			97,564	22,635
合計			129,806		274	129,531	28,453

(注) 1. 目的となる株式の数は、権利行使可能数を記載している。
2. 目的となる株式の数の変動事由の概要
2010年満期ユーロ円建転換社債型新株予約権付社債の減少は、新株予約権行使によるものである。

4. 配当に関する事項
配当金支払額

決議	株式の種類	配当金の総額(百万円)	1株当たり配当額(円)	基準日	効力発生日
平成18年6月27日定時株主総会	普通株式	4,672	3.0	平成18年3月31日	平成18年6月28日

（中間連結キャッシュ・フロー計算書関係）

当中間連結会計期間 (平成18年4月1日から 平成18年9月30日まで)	前中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	前連結会計年度 (平成17年4月1日から 平成18年3月31日まで)
1. 現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 25,006百万円 預入期間が3ヶ月を超える定期預金 △112 現金及び現金同等物 24,894 ――――――	1. 現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 32,685百万円 預入期間が3ヶ月を超える定期預金 △172 現金及び現金同等物 32,512 ――――――	1. 現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 37,650百万円 預入期間が3ヶ月を超える定期預金 △144 現金及び現金同等物 37,505 2. 土壌汚染対策費用の支払額は、旧八千代工場内の土壌汚染に係る対策費用の支払額である

<table>
<tr><th>当中間連結会計期間
(平成18年4月1日から
平成18年9月30日まで)</th><th>前中間連結会計期間
(平成17年4月1日から
平成17年9月30日まで)</th><th>前連結会計年度
(平成17年4月1日から
平成18年3月31日まで)</th></tr>
<tr><td>――――――</td><td>――――――</td><td>3. 重要な非資金取引の内容
当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使による、資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債減少額との関係
<table>
<tr><td>新株予約権の権利行使による資本金の増加額</td><td>10,657百万円</td></tr>
<tr><td>新株予約権の権利行使による資本剰余金の増加額</td><td>10,657百万円</td></tr>
<tr><td>新株予約権の権利行使による転換社債型新株予約権付社債の減少額</td><td>21,497百万円</td></tr>
</table>
なお、新株予約権の権利行使による資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債の減少額との差額は、新株の発行に代えて自己株式を交付したことにより生じたものである。</td></tr>
</table>

(リース取引関係)

半期報告書について EDINET により開示を行うため記載を省略している。

(デリバティブ取引関係)

半期報告書について EDINET により開示を行うため記載を省略している。

（有価証券関係）

1. 時価のある有価証券

（1）満期保有目的の債券

（単位　百万円）

区分	当中間連結会計期間（平成18年９月30日現在）			前中間連結会計期間（平成17年９月30日現在）			前連結会計年度（平成18年３月31日現在）		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
社債	302	296	△5	204	203	△1	302	293	△9
合計	302	296	△5	204	203	△1	302	293	△9

（2）その他有価証券

（単位　百万円）

区分	当中間連結会計期間（平成18年９月30日現在）			前中間連結会計期間（平成17年９月30日現在）			前連結会計年度（平成18年３月31日現在）		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
株式	17,552	39,046	21,493	12,303	44,936	32,632	7,660	31,458	23,797
合計	17,552	39,046	21,493	12,303	44,936	32,632	7,660	31,458	23,797

2. 時価評価されていない主な有価証券

（単位　百万円）

区分	当中間連結会計期間（平成18年９月30日現在）	前中間連結会計期間（平成17年９月30日現在）	前連結会計年度（平成18年３月31日現在）
	中間連結貸借対照表計上額	中間連結貸借対照表計上額	連結貸借対照表計上額
(1) 満期保有目的の債券			
非上場内国債券	—	2	2
(2) その他有価証券			
①非上場株式（店頭売買株式を除く）	9,167	9,317	9,357
②優先出資証券	5,000	5,000	5,000
③匿名組合出資等	1,686	4	1,721
(3) 子会社関連会社株式	7,852	5,529	6,001
合計	23,705	19,854	22,083

(セグメント情報)

(1) 事業の種類別セグメント情報

当中間連結会計期間(平成18年4月1日から平成18年9月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	42,106	86,924	114,451	80,509	52,114	189,928	79,816	645,851	−	645,851
(2)セグメント間の内部売上高又は振替高	1,296	259	613	7,941	9,067	4,317	20,224	43,721	(43,721)	−
計	43,403	87,184	115,065	88,450	61,182	194,245	100,040	689,572	(43,721)	645,851
営業費用	45,455	81,040	109,968	83,629	64,909	183,342	95,610	663,956	(43,666)	620,289
営業利益又は営業損失(△)	△ 2,052	6,144	5,097	4,820	△ 3,727	10,903	4,430	25,616	(54)	25,562

前中間連結会計期間(平成17年4月1日から平成17年9月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	53,736	84,331	91,293	69,093	68,609	166,338	60,176	593,578	−	593,578
(2)セグメント間の内部売上高又は振替高	589	465	951	7,150	6,120	2,294	21,846	39,417	(39,417)	−
計	54,325	84,796	92,244	76,243	74,729	168,633	82,023	632,996	(39,417)	593,578
営業費用	53,560	82,528	86,642	74,898	80,395	163,490	79,020	620,536	(39,535)	581,001
営業利益又は営業損失(△)	764	2,267	5,602	1,345	△ 5,665	5,143	3,002	12,459	(△118)	12,577

前連結会計年度(平成17年4月1日から平成18年3月31日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	109,696	168,305	218,532	161,431	164,506	366,960	133,054	1,322,487	−	1,322,487
(2)セグメント間の内部売上高又は振替高	1,428	916	2,013	16,936	20,971	6,759	46,758	95,784	(95,784)	−
計	111,125	169,222	220,545	178,368	185,477	373,719	179,812	1,418,271	(95,784)	1,322,487
営業費用	112,832	160,419	210,845	171,563	193,972	353,819	173,154	1,376,606	(95,913)	1,280,692
営業利益又は営業損失(△)	△ 1,707	8,803	9,700	6,804	△ 8,494	19,899	6,658	41,665	(△129)	41,794

(注)1. 事業区分は、当社が採用している管理上の区分をもとに分類している。

2. 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ATV)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(2) 所在地別セグメント情報

当中間連結会計期間(平成18年4月1日から平成18年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	459,767	119,598	51,014	9,170	6,300	645,851	―	645,851
(2)セグメント間の内部売上高又は振替高	120,559	8,130	2,048	8,685	77	139,500	(139,500)	―
計	580,327	127,728	53,063	17,856	6,377	785,352	(139,500)	645,851
営業費用	559,793	126,668	51,291	17,446	6,254	761,453	(141,164)	620,289
営業利益又は営業損失(△)	20,534	1,059	1,772	409	123	23,898	(△1,663)	25,562

前中間連結会計期間(平成17年4月1日から平成17年9月30日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	445,137	97,241	36,637	11,307	3,255	593,578	―	593,578
(2)セグメント間の内部売上高又は振替高	99,956	6,996	1,888	8,707	54	117,604	(117,604)	―
計	545,093	104,237	38,525	20,015	3,310	711,183	(117,604)	593,578
営業費用	534,427	103,999	37,833	19,286	3,477	699,024	(118,022)	581,001
営業利益又は営業損失(△)	10,666	237	692	729	△ 167	12,158	(△418)	12,577

前連結会計年度(平成17年4月1日から平成18年3月31日まで)

(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	986,265	222,476	80,817	24,800	8,126	1,322,487	―	1,322,487
(2)セグメント間の内部売上高又は振替高	247,227	16,587	4,052	16,975	141	284,984	(284,984)	―
計	1,233,493	239,064	84,870	41,775	8,267	1,607,471	(284,984)	1,322,487
営業費用	1,192,244	237,650	83,308	40,315	8,893	1,562,411	(281,719)	1,280,692
営業利益又は営業損失(△)	41,249	1,414	1,562	1,460	△ 625	45,059	(3,265)	41,794

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

(3) 海外売上高

当中間連結会計期間(平成18年4月1日から平成18年9月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	155,018	57,931	96,354	60,221	369,526
Ⅱ 連結売上高					645,851
Ⅲ 連結売上高に占める海外売上高の割合	24.0%	8.9%	14.9%	9.3%	57.2%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、イタリア、フランス、オランダ、ドイツ
アジア	中国、韓国、台湾
その他の地域	バハマ、ブラジル、パナマ

前中間連結会計期間(平成17年4月1日から平成17年9月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	125,730	51,990	105,593	46,077	329,392
Ⅱ 連結売上高					593,578
Ⅲ 連結売上高に占める海外売上高の割合	21.1%	8.7%	17.7%	7.7%	55.4%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ノルウェー、イタリア、フランス、ドイツ、オランダ
アジア	台湾、中国、韓国、フィリピン、タイ、インドネシア
その他の地域	パナマ、ブラジル、イラン

前連結会計年度(平成17年4月1日から平成18年3月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	282,148	109,060	197,502	107,103	695,815
Ⅱ 連結売上高					1,322,487
Ⅲ 連結売上高に占める海外売上高の割合	21.3%	8.2%	14.9%	8.0%	52.6%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ノルウェー
アジア	台湾、中国、韓国、フィリピン、インドネシア
その他の地域	パナマ、ブラジル、オーストラリア

5. 生産、受注及び販売の状況（連結）

＜生産実績＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）		前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）		比較増減		前連結会計年度（平成17年４月１日から平成18年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	53,844	8.3	49,849	8.1	3,994	8.0	108,374	8.2
車両	86,969	13.5	82,624	13.4	4,344	5.2	161,494	12.2
航空宇宙	110,882	17.2	97,333	15.8	13,549	13.9	213,067	16.2
ガスタービン・機械	84,637	13.1	76,405	12.4	8,232	10.7	167,306	12.7
プラント・環境・鉄構	60,646	9.4	93,793	15.2	△ 33,147	△ 35.3	183,241	13.9
汎用機	158,450	24.6	141,699	23.0	16,751	11.8	295,880	22.5
その他	88,374	13.7	72,736	11.8	15,637	21.4	185,231	14.0
合計	643,805	100.0	614,442	100.0	29,363	4.7	1,314,597	100.0

（注）金額は、生産高（製造原価）によっている。

＜受注高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）		前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）		比較増減		前連結会計年度（平成17年４月１日から平成18年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	69,507	9.0	38,468	7.4	31,038	80.6	128,322	9.4
車両	156,101	20.4	77,677	15.0	78,423	100.9	203,165	15.0
航空宇宙	70,174	9.1	49,371	9.5	20,803	42.1	229,257	16.9
ガスタービン・機械	99,312	13.0	97,160	18.8	2,151	2.2	188,068	13.9
プラント・環境・鉄構	95,092	12.4	26,285	5.0	68,807	261.7	97,331	7.2
汎用機	189,928	24.8	166,338	32.1	23,589	14.1	366,960	27.1
その他	83,726	10.9	61,392	11.8	22,334	36.3	138,525	10.2
合計	763,843	100.0	516,694	100.0	247,149	47.8	1,351,630	100.0

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）		前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）		比較増減		前連結会計年度（平成17年４月１日から平成18年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	42,106	6.5	53,736	9.0	△ 11,629	△ 21.6	109,696	8.2
車両	86,924	13.4	84,331	14.2	2,593	3.0	168,305	12.7
航空宇宙	114,451	17.7	91,293	15.3	23,158	25.3	218,532	16.5
ガスタービン・機械	80,509	12.4	69,093	11.6	11,415	16.5	161,431	12.2
プラント・環境・鉄構	52,114	8.0	68,609	11.5	△ 16,494	△ 24.0	164,506	12.4
汎用機	189,928	29.4	166,338	28.0	23,589	14.1	366,960	27.7
その他	79,816	12.3	60,176	10.1	19,639	32.6	133,054	10.0
合計	645,851	100.0	593,578	100.0	52,273	8.8	1,322,487	100.0

＜受注残高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成18年９月30日現在）		前連結会計年度（平成18年３月31日現在）		比較増減		前中間連結会計期間（平成17年９月30日現在）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	315,263	22.1	289,227	22.0	26,036	9.0	252,824	21.2
車両	412,984	28.9	346,309	26.4	66,674	19.2	297,326	24.9
航空宇宙	256,954	18.0	301,599	23.0	△ 44,645	△ 14.8	247,671	20.7
ガスタービン・機械	214,001	15.0	195,107	14.8	18,893	9.6	194,753	16.3
プラント・環境・鉄構	187,030	13.1	144,147	10.9	42,883	29.7	169,344	14.2
汎用機	-	-	-	-	-	-	-	-
その他	38,725	2.7	34,053	2.5	4,672	13.7	29,796	2.5
合計	1,424,959	100.0	1,310,444	100.0	114,515	8.7	1,191,717	100.0

＊単独＊

6. 個別財務諸表の概要

平成 19年 3月期　　個別中間財務諸表の概要

平成 18年 10月 31日

上 場 会 社 名　川崎重工業株式会社　　上場取引所 東① 大① 名①
コード番号 7012　(URL http://www.khi.co.jp/)
代 表 者　役職名 取締役社長　氏 名 大橋 忠晴　本社所在都道府県 兵庫県
問合せ先責任者　役職名 財務経理部長　氏 名 髙尾 光俊
問合せ先窓口　広報室 TEL (03) 3435 - 2130

中間決算取締役会開催日　平成 18年 10月 31日　　中間配当制度の有無　有
中間配当支払開始日　無　　単元株制度採用の有無　有（1単元 1,000 株）

1．18年9月中間期の業績（平成18年4月1日 ～ 平成18年9月30日）

(1)経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年9月中間期	415,665	14.9	14,170	121.0	10,790	140.0
17年9月中間期	361,495	1.0	6,411	-	4,494	-
18年3月期	845,957		30,144		23,371	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
18年9月中間期	7,288	171.0	4.67
17年9月中間期	2,689	-	1.86
18年3月期	13,625		9.27

(注)①期中平均株式数　18年9月中間期 1,557,623,543株　17年9月中間期 1,442,412,449株　18年3月期 1,468,886,611株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2)財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
18年9月中間期	951,466	199,105	20.9	127.81
17年9月中間期	873,074	173,613	19.8	120.36
18年3月期	917,072	200,558	21.8	128.76

(注)①期末発行済株式数　18年9月中間期 1,557,825,594株　17年9月中間期 1,442,372,163株　18年3月期 1,557,601,495株
②期末自己株式数　18年9月中間期 113,691株　17年9月中間期 1,022,009株　18年3月期 113,212株

2．19年3月期の業績予想（平成18年4月1日 ～ 平成19年3月31日）

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通 期	900,000	25,000	17,000	4.00	4.00

（参考）1株当たり予想当期純利益（通期）　10 円 91 銭

3．配当状況

	1株当たり配当金（円）		
	中間期末	期末	年間
18年3月期	—	3.00	3.00
19年3月期(実績)	—	—	4.00
19年3月期(予想)	—	4.00	

（注）18年9月期中間期末配当金の内訳　記念配当 0.00円　特別配当 0.00円

※ 上記業績予想については、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。
なお、上記業績予想に関する事項は、補足資料10～11ページを御覧下さい。

7. 個別中間財務諸表等

中間貸借対照表

（単位　百万円）

科目	平成18年中間期 (平成18年9月30日現在)	平成17年度 (平成18年3月31日現在)	比較増減	平成17年中間期 (平成17年9月30日現在)
資産の部				
流動資産	652,166	630,321	21,844	577,953
現金預金	11,929	24,578	△ 12,649	19,483
受取手形	1,623	1,631	△ 8	1,729
売掛金	306,392	305,372	1,020	246,491
原材料及び貯蔵品	33,298	27,830	5,468	26,249
仕掛品	214,899	197,340	17,559	199,843
前渡金	16,853	18,999	△ 2,146	19,403
前払費用	471	292	179	366
繰延税金資産	19,043	17,180	1,863	8,340
短期貸付金	34,088	25,538	8,550	41,867
未収入金	12,423	9,318	3,104	8,974
未収収益	143	86	56	49
その他	2,202	2,825	△ 623	5,752
貸倒引当金	△ 1,202	△ 672	△ 530	△ 598
固定資産	299,300	286,750	12,549	295,121
有形固定資産	133,297	130,830	2,467	128,044
建物	41,374	40,214	1,159	37,340
構築物	8,666	8,606	60	8,381
機械装置	29,021	27,870	1,150	27,423
船舶	4	2	2	3
航空機	341	407	△ 66	380
車両運搬具	417	414	2	383
工具器具備品	11,358	11,805	△ 446	11,692
土地	36,369	36,369	-	37,180
建設仮勘定	5,744	5,139	605	5,257
無形固定資産	9,631	9,459	171	9,140
ソフトウェア	4,480	4,572	△ 92	4,861
製造実施権	1,017	1,225	△ 207	1,416
その他	4,132	3,661	471	2,861
投資その他の資産	156,371	146,460	9,910	157,936
投資有価証券	50,744	43,094	7,649	55,202
関係会社株式	82,610	82,264	346	82,527
関係会社出資金	1,882	1,537	345	4,975
長期貸付金	4,251	4,426	△ 174	5,249
長期繰延税金資産	11,999	11,071	927	4,240
その他	7,082	6,851	231	8,811
貸倒引当金	△ 2,200	△ 2,786	585	△ 3,070
資産合計	951,466	917,072	34,394	873,074

（単位　百万円）

科　目	平成18年中間期 (平成18年9月30日現在)	平成17年度 (平成18年3月31日現在)	比較増減	平成17年中間期 (平成17年9月30日現在)
負債の部				
流動負債	573,827	547,704	26,123	482,565
支払手形	37,325	30,585	6,740	28,687
買掛金	265,417	275,694	△ 10,277	209,527
短期借入金	83,872	67,749	16,123	78,522
長期借入金（返済1年以内）	15,007	17,261	△ 2,254	15,514
コマーシャルペーパー	47,000	-	47,000	-
社債（償還1年以内）	10,000	10,000	-	10,000
転換社債（償還1年以内）	-	17,118	△ 17,118	17,118
設備支払手形	1,095	741	353	908
未払金	11,105	10,855	250	9,745
未払費用	21,598	20,081	1,516	18,136
未払法人税等	2,668	12,373	△ 9,704	432
前受金	53,188	53,457	△ 269	73,715
預り金	2,358	2,411	△ 52	2,142
前受収益	30	19	10	19
賞与引当金	5,740	8,290	△ 2,550	5,756
保証工事引当金	1,923	1,440	483	1,863
受注工事損失引当金	7,626	7,209	416	1,504
事業構造改善損失引当金	-	8,085	△ 8,085	-
その他	7,869	4,328	3,541	8,972
固定負債	178,533	168,808	9,724	216,895
社　債	60,000	60,000	-	70,000
転換社債	14,557	14,559	△ 2	14,559
新株予約権付社債	28,453	28,503	△ 50	50,000
長期借入金	50,359	42,900	7,459	49,155
長期未払金	865	772	92	679
退職給付引当金	24,002	22,068	1,934	32,494
その他	295	5	289	7
負債合計	752,360	716,513	35,847	699,460
資本の部				
資本金	-	92,084	-	81,427
資本剰余金	-	39,910	-	29,206
資本準備金	-	39,861	-	29,204
その他資本剰余金	-	48	-	2
自己株式処分差益	-	48	-	2
利益剰余金	-	55,598	-	44,662
任意積立金	-	7,606	-	7,606
特別償却積立金	-	735	-	735
固定資産圧縮積立金	-	6,775	-	6,775
固定資産圧縮特別勘定積立金	-	95	-	95
中間（当期）未処分利益	-	47,992	-	37,055
その他有価証券評価差額金	-	12,993	-	18,449
自己株式	-	△ 28	-	△ 131
資本合計	-	200,558	-	173,613
負債・資本合計	-	917,072	-	873,074

科　　　目	平成18年中間期 (平成18年9月30日現在)	平成17年度 (平成18年3月31日現在)	比較増減	平成17年中間期 (平成17年9月30日現在)
純資産の部				
株主資本	190,212	-	-	-
資本金	92,106	-	-	-
資本剰余金	39,926	-	-	-
資本準備金	39,877	-	-	-
その他資本剰余金	49	-	-	-
自己株式処分差益	49	-	-	-
利益剰余金	58,213	-	-	-
その他利益剰余金	58,213	-	-	-
任意積立金	7,773	-	-	-
特別償却積立金	644	-	-	-
固定資産圧縮積立金	7,129	-	-	-
繰越利益剰余金	50,439	-	-	-
自己株式	△　33	-	-	-
評価・換算差額等	8,893	-	-	-
その他有価証券評価差額金	11,803	-	-	-
繰延ヘッジ損益	△　2,910	-	-	-
純資産合計	199,105	-	-	-
負債・純資産合計	951,466	-	-	-

中 間 損 益 計 算 書

（単位　百万円）

科　　目	平成18年中間期（平成18年４月１日から平成18年９月30日まで）	平成17年中間期（平成17年４月１日から平成17年９月30日まで）	比較増減	平成17年度（平成17年４月１日から平成18年３月31日まで）
売上高	415,665	361,495	54,170	845,957
売上原価	379,820	333,021	46,799	768,191
［売上総利益］	［35,844］	［28,473］	［7,371］	［77,766］
販売費及び一般管理費	21,674	22,062	△ 388	47,621
営業利益	14,170	6,411	7,759	30,144
営業外収益	3,575	4,563	△ 988	11,715
受取利息	(511)	(405)	(105)	(834)
受取配当金	(2,508)	(2,142)	(365)	(6,944)
有価証券売却益	(205)	(1,466)	(△ 1,261)	(2,578)
為替差益	(-)	(-)	(-)	(-)
その他	(350)	(548)	(△ 197)	(1,356)
営業外費用	6,955	6,480	475	18,488
支払利息	(846)	(653)	(193)	(1,384)
社債利息	(870)	(981)	(△ 111)	(1,871)
為替差損	(3,201)	(3,300)	(△ 99)	(9,924)
その他	(2,037)	(1,544)	(492)	(5,308)
経常利益	10,790	4,494	6,295	23,371
特別利益	-	-	-	12,901
退職給付信託設定益	(-)	(-)	(-)	(12,901)
特別損失	128	1,363	△ 1,234	20,626
独禁法違反に係る損失	(128)	(542)	(△ 413)	(730)
固定資産減損損失	(-)	(821)	(△ 821)	(821)
事業構造改善損失	(-)	(-)	(-)	(17,084)
土壌汚染対策費用	(-)	(-)	(-)	(1,053)
関係会社株式評価損	(-)	(-)	(-)	(936)
税引前中間（当期）純利益	10,662	3,131	7,530	15,645
法人税、住民税及び事業税	(3,374)	(442)	(2,931)	(13,869)
法人税等調整額	(-)	(-)	(-)	(△ 11,849)
差引	3,374	442	2,931	2,020
中間（当期）純利益	7,288	2,689	4,598	13,625

株主資本等変動計算書

当中間会計期間（平成18年4月1日から平成18年9月30日まで）　　　　（単位　百万円）

	株主資本								
	資本金	資本剰余金		利益剰余金				自己株式	株主資本合計
				その他利益剰余金					
		資本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金		
平成18年3月31日残高	92,084	39,861	48	735	6,775	95	47,992	△28	187,565
当中間会計期間中の変動額									
新株の発行	21	15							36
剰余金の配当							△4,672		△4,672
中間純利益							7,288		7,288
自己株式の取得								△23	△23
自己株式の処分			0					18	19
特別償却積立金取崩				△222			222		-
固定資産圧縮積立金取崩					△186		186		-
固定資産圧縮特別勘定積立金取崩						△95	95		-
特別償却積立金の積立				131			△131		-
固定資産圧縮積立金の積立					540		△540		-
当中間会計期間中の変動額合計	21	15	0	△90	353	△95	2,447	△5	2,647
平成18年9月30日残高	92,106	39,877	49	644	7,129	-	50,439	△33	190,212

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年3月31日残高	12,993	-	12,993	200,558
当中間会計期間中の変動額				
新株の発行				36
剰余金の配当				△4,672
中間純利益				7,288
自己株式の取得				△23
自己株式の処分				19
特別償却積立金取崩				-
固定資産圧縮積立金取崩				-
固定資産圧縮特別勘定積立金取崩				-
特別償却積立金の積立				-
固定資産圧縮積立金の積立				-
株主資本以外の項目の中間会計期間中の変動額（純額）	△1,189	△2,910	△4,099	△4,099
当中間会計期間中の変動額合計	△1,189	△2,910	△4,099	△1,452
平成18年9月30日残高	11,803	△2,910	8,893	199,105

中間財務諸表作成のための基本となる重要な事項

1. 資産の評価基準及び評価方法

(1)有価証券

①子会社及び関連会社株式

移動平均法による原価法により評価している。

②その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）により評価している。

・時価のないもの

移動平均法による原価法により評価している。

なお、売買目的有価証券並びに満期保有目的の債券については保有していない。

(2)たな卸資産

個別法及び移動平均法による原価法により評価している。

(3)デリバティブ取引により生じる正味の債権債務

時価法により評価している。

2. 固定資産の減価償却の方法

(1)有形固定資産

定率法により償却している。但し、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。

(2)無形固定資産

定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における利用可能期間（5年）に基づく定額法により償却している。

3. 引当金の計上基準

(1)貸倒引当金

債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(2)賞与引当金

当社の賞与支給規程に基づき従業員に支給する賞与に充てるため、支給見込額に基づき計上している。

(3)保証工事引当金

保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。

(4)受注工事損失引当金

当中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間会計期間末時点で当該損失額を合理的に見積もることが可能な工事について、当下半期以降の損失見積額を計上している。

(5)退職給付引当金

従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当中間会計期間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間会計期間に費用処理している。

また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当中間会計期間から費用処理している。

4. 外貨建の資産及び負債の本邦通貨への換算基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会 平成11年10月22日））によっている。

5. 収益の計上基準

長期・大型の工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。

なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。

6. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

7. ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用している。

(2)ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

(3)ヘッジ方針

社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

(4)ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

8. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

(会計方針の変更)

当中間会計期間から「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準委員会　平成17年12月9日　企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会　平成17年12月9日　企業会計基準適用指針第8号)並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」(企業会計基準委員会　最終改正平成18年8月11日　企業会計基準第1号)及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年8月11日　企業会計基準適用指針第2号)を適用している。

これによる損益に与える影響はない。

なお、従来の「資本の部」の合計に相当する金額は202,016百万円である。

中間財務諸表等規則の改正により、当中間会計期間における中間財務諸表は、改正後の中間財務諸表等規則により作成している。

注　記　事　項

(中間損益計算書関係)

平成18年中間期(平成18年4月1日から平成18年9月30日まで)

1. 独禁法違反に係る損失は、トンネル換気設備入札に関する公正取引委員会の課徴金納付命令に基づく課徴金である。
2. 当中間期における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

(中間貸借対照表関係)

	平成18年中間期 (平成18年9月30日現在)	平成17年度 (平成18年3月31日現在)	平成17年中間期 (平成17年9月30日現在)
1. 有形固定資産に対する減価償却累計額	348,713百万円	344,978百万円	343,695百万円
2. 担保に供している資産			
有形固定資産	676百万円	683百万円	690百万円
投資有価証券	—	—	30百万円
3. 保証債務	50,570百万円	45,990百万円	60,923百万円

（中間株主資本等変動計算書関係）

当中間会計期間（平成18年4月1日から平成18年9月30日まで）

自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当中間会計期間末
普通株式（千株）	113	64	63	113

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	平成18年中間期（平成18年9月30日現在）			平成17年度（平成18年3月31日現在）			平成17年中間期（平成17年9月30日現在）		
	中間貸借対照表計上額	時　価	差　額	貸借対照表計上額	時　価	差　額	中間貸借対照表計上額	時　価	差　額
子会社株式	635	6,538	5,903	635	6,007	5,372	635	5,378	4,743
関連会社株式	324	1,633	1,309	1,104	2,521	1,417	1,104	2,246	1,142
合計	959	8,171	7,212	1,739	8,529	6,790	1,739	7,625	5,885

8. 受注・販売の状況（単独ベース）

部門別売上高・受注高・受注残高

＜受 注 高＞ （単位 百万円）

部門	平成18年中間期（平成18年４月１日から平成18年９月30日まで）		平成17年中間期（平成17年４月１日から平成17年９月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	97,353	24.4	42,480	13.6	54,873	129.1
航空宇宙部門	59,460	14.9	42,001	13.4	17,459	41.5
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	91,280	22.8	101,682	32.6	△ 10,402	△ 10.2
ﾌﾟﾗﾝﾄ・環境・鉄構部門	23,409	5.8	12,108	3.8	11,301	93.3
汎用機部門	127,389	31.9	113,048	36.3	14,341	12.6
合計	398,890	100.0	311,320	100.0	87,570	28.1
輸出受注高	254,494	63.8	207,393	66.6	47,101	22.7

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売 上 高＞ （単位 百万円）

部門	平成18年中間期（平成18年４月１日から平成18年９月30日まで）		平成17年中間期（平成17年４月１日から平成17年９月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	79,081	19.0	75,758	20.9	3,323	4.3
航空宇宙部門	105,697	25.4	84,450	23.3	21,247	25.1
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	77,125	18.5	65,266	18.0	11,859	18.1
ﾌﾟﾗﾝﾄ・環境・鉄構部門	26,372	6.3	22,972	6.3	3,400	14.8
汎用機部門	127,389	30.6	113,048	31.2	14,341	12.6
合計	415,665	100.0	361,495	100.0	54,170	14.9
輸出売上高	249,257	59.9	203,775	56.3	45,482	22.3

＜受注残高＞ （単位 百万円）

部門	平成18年中間期（平成18年９月30日現在）		平成17年度（平成18年３月31日現在）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	288,523	33.8	269,670	31.0	18,853	6.9
航空宇宙部門	240,911	28.2	287,516	33.1	△ 46,605	△ 16.2
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	225,450	26.4	211,209	24.3	14,241	6.7
ﾌﾟﾗﾝﾄ・環境・鉄構部門	96,470	11.3	99,443	11.4	△ 2,973	△ 2.9
汎用機部門	−	−	−	−	−	−
合計	851,354	100.0	867,839	100.0	△ 16,485	△ 1.8
輸出受注残高	421,249	49.4	415,468	47.8	5,781	1.3





October 31, 2006
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2006 and 2005 and one year ended March 31, 2006

Operating results

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	**% Change**	*Six months ended Sep. 30, 2006*
Net sales	¥ **645,852**	¥ 593,579	**+9%**	*$ 5,478,429*
Operating income	**25,562**	12,577	**+103%**	*216,829*
Net income	**11,414**	5,233	**+118%**	*96,819*
Earnings per share (Yen)	**7.3**	3.6		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2006	¥ **1,319,100**	¥ **244,170**	**18%**
As of March 31, 2006	1,284,085	237,588	19%
As of September 30, 2006	*$ 11,189,244*	*$ 2,071,168*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2006	¥ **153.4**	**1,557,731**
As of March 31, 2006	152.5	1,557,507
As of September 30, 2006	*$ 1.33*	–

Cash flows

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	*Six months ended Sep. 30, 2006*
Operating activities	¥ **(10,767)**	¥ 11,216	*$ (91,331)*
Investing activities	**(26,735)**	(7,692)	*(226,779)*
Financing activities	**24,772**	(15,458)	*210,128*
Cash and cash equivalents at end of year	**24,894**	32,513	*211,163*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2007	¥ 1,430,000	¥ 26,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥117.89=$1, the rate prevailing as of September 30, 2006, solely for the convenience of the readers.

3. Effective April 1, 2006, Kawasaki Heavy Industries, Ltd. and its consolidated subsidiaries adopted a new accounting standard for "Presentation of Net Assets in the Balance sheet" issued by the Accounting Standards Board of Japan. As a result of adopting the standard, "Minority interests" and "Gains/losses on hedging items" are presented in Shareholders' equity.

Condensed Consolidated Balance Sheets

As of September 30 and March 31, 2006

	Millions of yen		Thousands of U.S. dollars
	As of Sep. 30, 2006	As of Mar. 31, 2006	*As of Sep. 30, 2006*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **25,006**	¥ 37,650	$ *212,113*
Receivables, less allowance	**429,542**	438,204	*3,643,583*
Inventories	**425,754**	383,017	*3,611,451*
Other current assets	**57,832**	57,028	*490,559*
Total current assets	**938,134**	915,899	*7,957,706*
Investments and long-term loans less allowance	**86,015**	76,757	*729,621*
Net property, plant and equipment	**249,200**	246,219	*2,113,835*
Intangible and other assets	**45,751**	45,210	*388,082*
Total assets	¥ **1,319,100**	¥ 1,284,085	$ *11,189,244*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **182,746**	¥ 162,746	$ *1,550,140*
Payables	**404,909**	409,942	*3,434,634*
Advances from customers	**111,846**	98,590	*948,732*
Other current liabilities	**122,631**	131,381	*1,040,215*
Total current liabilities	**822,132**	802,659	*6,973,721*
Long-term liabilities :			
Long-term debt, less current portion	**167,003**	157,057	*1,416,600*
Others	**85,795**	81,273	*727,755*
Total long-term liabilities	**252,798**	238,330	*2,144,355*
Minority interests	**-**	5,508	*-*
Shareholders' equity :			
Common stock	**92,106**	92,085	*781,288*
Capital surplus	**42,110**	42,094	*357,197*
Retained earnings	**107,457**	100,776	*911,502*
Net unrealized gains on securities	**12,720**	14,097	*107,897*
Gains/losses on hedging items	**(3,698)**	-	*(31,368)*
Foreign currency translation adjustments	**(11,620)**	(11,426)	*(98,566)*
Treasury stock	**(43)**	(38)	*(365)*
Minority interests	**5,138**	-	*43,583*
Total shareholders' equity	**244,170**	237,588	*2,071,168*
Total liabilities and shareholders' equity	¥ **1,319,100**	¥ 1,284,085	$ *11,189,244*

Condensed Consolidated Statements of Operations

For six months ended September 30, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	**% Change**	*Six months ended Sep. 30, 2006*
Net sales	¥ **645,852**	¥ 593,579	**+9%**	$ *5,478,429*
Cost of sales	**555,715**	518,619		*4,713,843*
Gross profit	**90,137**	74,960		*764,586*
Selling, general and administrative expenses	**64,575**	62,383		*547,757*
Operating income	**25,562**	12,577	**+103%**	*216,829*
Other income (expenses) :				
Interest and dividend income	**1,891**	2,014		*16,040*
Equity in income of unconsolidated subsidiaries and affiliates	**855**	(103)		*7,253*
Interest expense	**(2,912)**	(2,678)		*(24,701)*
Other, net	**(5,156)**	(3,617)		*(43,736)*
Income before income taxes and minority interests	**20,240**	8,193	**+147%**	*171,685*
Income taxes	**(8,577)**	(2,832)		*(72,754)*
Minority interests in net income of consolidated subsidiaries	**(249)**	(128)		*(2,112)*
Net income	¥ **11,414**	¥ 5,233	**+118%**	$ *96,819*

Condensed Consolidated Statements of Cash Flows

(Consolidated)

For six months ended September 30, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2006	Six months ended *Sep. 30, 2005*	*Six months ended Sep. 30, 2006*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ **20,240**	¥ 8,193	*$ 171,685*
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**14,879**	14,384	*126,211*
Increase in assets	**(34,449)**	(6,771)	*(292,213)*
Increase in liabilities	**12,935**	2,150	*109,721*
Other	**(24,372)**	(6,740)	*(206,735)*
Net cash provided by (used for) operating activities	¥ **(10,767)**	¥ 11,216	*$ (91,331)*
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(15,909)**	(15,305)	*(134,948)*
Acquisition of investments in securities	**(11,850)**	(425)	*(100,517)*
Other	**1,024**	8,038	*8,686*
Net cash used for investing activities	¥ **(26,735)**	¥ (7,692)	*$ (226,779)*
Cash flows from financing activities:			
Decrease in short-term borrowings	**39,513**	(4,055)	*335,168*
Proceeds from long-term debt	**18,355**	15,503	*155,696*
Repayment of long-term debt	**(28,289)**	(23,189)	*(239,961)*
Other	**(4,807)**	(3,717)	*(40,775)*
Net cash provided by (used for) financing activities	¥ **24,772**	¥ (15,458)	*$ 210,128*
Effect of exchange rate changes	**118**	173	*1,001*
Net decrease in cash and cash equivalents	**(12,612)**	(11,761)	*(106,981)*
Cash and cash equivalents at beginning of year	**37,506**	44,385	*318,144*
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**-**	(111)	*-*
Cash and cash equivalents at end of year	¥ **24,894**	¥ 32,513	*$ 211,163*

Segment information

(a) Information by industry segment

	Millions of yen				
	Six months ended September 30, 2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 42,107	¥ 1,296	¥ 43,403	¥ 45,456	¥ (2,053)
Rolling Stock					
& Construction Machinery	86,925	260	87,185	81,040	6,145
Aerospace	114,452	614	115,066	109,968	5,098
Gas Turbines & Machinery	80,509	7,941	88,450	83,629	4,821
Plant & Infrastructure Engineering	52,114	9,068	61,182	64,910	(3,728)
Consumer products & Machinery	189,928	4,318	194,246	183,342	10,904
Other	79,817	20,224	100,041	95,611	4,430
Total	645,852	43,721	689,573	663,956	25,617
Eliminations	-	(43,721)	(43,721)	(43,666)	(55)
Consolidated total	¥ 645,852	¥ -	¥ 645,852	¥ 620,290	¥ 25,562

	Millions of yen				
	Six months ended September 30, 2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 53,736	¥ 589	¥ 54,325	¥ 53,561	¥ 764
Rolling Stock,					
& Construction Machinery	84,331	465	84,796	82,529	2,267
Aerospace	91,293	951	92,244	86,643	5,601
Gas Turbines & Machinery	69,093	7,150	76,243	74,898	1,345
Plant & Infrastructure Engineering	68,609	6,121	74,730	80,395	(5,665)
Consumer products & Machinery	166,339	2,295	168,634	163,490	5,144
Other	60,178	21,846	82,024	79,021	3,003
Total	593,579	39,417	632,996	620,537	12,459
Eliminations	-	(39,417)	(39,417)	(39,535)	118
Consolidated total	¥ 593,579	¥ -	¥ 593,579	¥ 581,002	¥ 12,577

	Thousands of U.S. dollars				
	Six months ended September 30, 2006				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	*$ 357,172*	*$ 10,993*	*$ 368,165*	*$ 385,580*	*$ (17,415)*
Rolling Stock					
& Construction Machinery	*737,340*	*2,205*	*739,545*	*687,420*	*52,125*
Aerospace	*970,837*	*5,208*	*976,045*	*932,802*	*43,243*
Gas Turbines & Machinery	*682,916*	*67,360*	*750,276*	*709,382*	*40,894*
Plant & Infrastructure Engineering	*442,056*	*76,919*	*518,975*	*550,598*	*(31,623)*
Consumer products & Machinery	*1,611,061*	*36,628*	*1,647,689*	*1,555,195*	*92,494*
Other	*677,047*	*171,550*	*848,597*	*811,019*	*37,578*
Total	*5,478,429*	*370,863*	*5,849,292*	*5,631,996*	*217,296*
Eliminations	*-*	*(370,863)*	*(370,863)*	*(370,396)*	*(467)*
Consolidated total	*$ 5,478,429*	*$ -*	*$ 5,478,429*	*$ 5,261,600*	*$ 216,829*

(b) Information by geographic area

	Millions of yen				
	Six months ended September 30, 2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	**¥ 459,768**	**¥ 120,560**	**¥ 580,328**	**¥ 559,793**	**¥ 20,535**
North America	**119,598**	**8,130**	**127,728**	**126,669**	**1,059**
Europe	**51,015**	**2,049**	**53,064**	**51,291**	**1,773**
Asia	**9,171**	**8,685**	**17,856**	**17,447**	**409**
Other Areas	**6,300**	**77**	**6,377**	**6,254**	**123**
Total	**645,852**	**139,501**	**785,353**	**761,454**	**23,899**
Eliminations	**-**	**(139,501)**	**(139,501)**	**(141,164)**	**1,663**
	¥ 645,852	**¥ -**	**¥ 645,852**	**¥ 620,290**	**¥ 25,562**

	Millions of yen				
	Six months ended September 30, 2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 445,137	¥ 99,957	¥ 545,094	¥ 534,427	¥ 10,667
North America	97,241	6,997	104,238	104,000	238
Europe	36,638	1,888	38,526	37,833	693
Asia	11,307	8,708	20,015	19,286	729
Other Areas	3,256	54	3,310	3,479	(169)
Total	593,579	117,604	711,183	699,025	12,158
Eliminations	-	(117,604)	(117,604)	(118,023)	419
Consolidated total	¥ 593,579	¥ -	¥ 593,579	¥ 581,002	¥ 12,577

	Thousands of U.S. dollars				
	Six months ended September 30, 2006				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 3,899,975*	*$ 1,022,648*	*$ 4,922,623*	*$ 4,748,435*	*$ 174,188*
North America	*1,014,488*	*68,963*	*1,083,451*	*1,074,468*	*8,983*
Europe	*432,734*	*17,381*	*450,115*	*435,075*	*15,040*
Asia	*77,793*	*73,670*	*151,463*	*147,994*	*3,469*
Other Areas	*53,439*	*653*	*54,092*	*53,049*	*1,043*
Total	*5,478,429*	*1,183,315*	*6,661,744*	*6,459,021*	*202,723*
Eliminations	*-*	*(1,183,315)*	*(1,183,315)*	*(1,197,421)*	*14,106*
Consolidated total	*$ 5,478,429*	*$ -*	*$ 5,478,429*	*$ 5,261,600*	*$ 216,829*

(c) Overseas sales

	Millions of yen				*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2006		Six months ended Sep. 30, 2005		*Six months ended Sep. 30, 2006*
	Overseas sales	**% against net sales**	Overseas sales	% against net sales	*Overseas sales*
North America	**¥ 155,019**	**24.0%**	¥ 125,730	21.2%	*$ 1,314,946*
Europe	**57,932**	**8.9%**	51,991	8.8%	*491,407*
Asia	**96,354**	**15.0%**	105,594	17.8%	*817,321*
Other Areas	**60,221**	**9.3%**	46,077	7.7%	*510,824*
Total	**¥ 369,526**	**57.2%**	¥ 329,392	55.5%	*$ 3,134,498*

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2006 and 2005

	Millions of yen				% Change	Thousands of U.S. dollars
	Six months ended Sep. 30, 2006		Six months ended Sep. 30, 2005			*Six months ended Sep. 30, 2006*
Net sales :						
Shipbuilding	¥ **42,107**	***(7%)***	¥ 53,736	*(9%)*	**-22%**	*$ 357,172*
Rolling Stock						
& Construction Machinery	**86,925**	***(13%)***	84,331	*(14%)*	**+3%**	*737,340*
Aerospace	**114,452**	***(18%)***	91,293	*(15%)*	**+25%**	*970,837*
Gas Turbines & Machinery	**80,509**	***(13%)***	69,093	*(12%)*	**+17%**	*682,916*
Plant & Infrastructure Engineering	**52,114**	***(8%)***	68,609	*(12%)*	**-24%**	*442,056*
Consumer products & Machinery	**189,928**	***(29%)***	166,339	*(28%)*	**+14%**	*1,611,061*
Other	**79,817**	***(12%)***	60,178	*(10%)*	**+33%**	*677,047*
Total	¥ **645,852**	***(100%)***	¥ 593,579	*(100%)*	**+9%**	*$ 5,478,429*
Orders :						
Shipbuilding	¥ **69,507**	***(9%)***	¥ 38,469	*(7%)*	**+81%**	*$ 589,592*
Rolling Stock						
& Construction Machinery	**156,102**	***(20%)***	77,678	*(15%)*	**+101%**	*1,324,133*
Aerospace	**70,175**	***(9%)***	49,371	*(10%)*	**+42%**	*595,258*
Gas Turbines & Machinery	**99,313**	***(13%)***	97,161	*(19%)*	**+2%**	*842,421*
Plant & Infrastructure Engineering	**95,093**	***(13%)***	26,285	*(5%)*	**+262%**	*806,625*
Consumer products & Machinery	**189,928**	***(25%)***	166,339	*(32%)*	**+14%**	*1,611,061*
Other	**83,726**	***(11%)***	61,391	*(12%)*	**+36%**	*710,204*
Total	¥ **763,844**	***(100%)***	¥ 516,694	*(100%)*	**+48%**	*$ 6,479,294*

	Millions of yen				% Change	Thousands of U.S. dollars
	As of Sep. 30, 2006		As of Mar. 31, 2006			*As of Sep. 30, 2006*
Order backlog :						
Shipbuilding	¥ **315,263**	***(22%)***	¥ 289,227	*(22%)*	**+9%**	*$ 2,674,213*
Rolling Stock						
& Construction Machinery	**412,985**	***(29%)***	346,310	*(26%)*	**+19%**	*3,503,139*
Aerospace	**256,954**	***(18%)***	301,599	*(23%)*	**-15%**	*2,179,608*
Gas Turbines & Machinery	**214,002**	***(15%)***	195,108	*(15%)*	**+10%**	*1,815,268*
Plant & Infrastructure Engineering	**187,030**	***(13%)***	144,147	*(11%)*	**+30%**	*1,586,479*
Consumer products & Machinery	**-**	***(- %)***	-	*(- %)*	**-%**	*-*
Other	**38,726**	***(3%)***	34,053	*(3%)*	**+14%**	*328,493*
Total	¥ **1,424,960**	***(100%)***	¥ 1,310,444	*(100%)*	**+9%**	*$ 12,087,200*

EXHIBIT C

RECEIVED

平成18年度中（平成18年４月１日から 平成18年９月30日まで）

半　期　報　告　書

川崎重工業株式会社

(361009)

平成18年度中（自平成18年４月１日　至平成18年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し、提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

川崎重工業株式会社

目　次

頁

平成18年度中 半期報告書

【表紙】 …… 1
第一部 【企業情報】 …… 2
第1 【企業の概況】 …… 2
1 【主要な経営指標等の推移】 …… 2
2 【事業の内容】 …… 4
3 【関係会社の状況】 …… 4
4 【従業員の状況】 …… 4
第2 【事業の状況】 …… 5
1 【業績等の概要】 …… 5
2 【生産、受注及び販売の状況】 …… 8
3 【対処すべき課題】 …… 10
4 【経営上の重要な契約等】 …… 12
5 【研究開発活動】 …… 13
第3 【設備の状況】 …… 15
1 【主要な設備の状況】 …… 15
2 【設備の新設、除却等の計画】 …… 15
第4 【提出会社の状況】 …… 16
1 【株式等の状況】 …… 16
2 【株価の推移】 …… 20
3 【役員の状況】 …… 21
第5 【経理の状況】 …… 22
1 【中間連結財務諸表等】 …… 23
2 【中間財務諸表等】 …… 58
第6 【提出会社の参考情報】 …… 76
第二部 【提出会社の保証会社等の情報】 …… 77

中間監査報告書 …… 巻末

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成18年12月1日
【中間会計期間】	平成18年度中 （自　平成18年4月1日　至　平成18年9月30日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町3丁目1番1号
【電話番号】	(078) 682-5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町1丁目1番3号 （神戸クリスタルタワー）
【電話番号】	(078) 371-9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町2丁目4番1号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜2丁目1番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄3丁目3番17号）

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成16年度中	平成17年度中	平成18年度中	平成16年度	平成17年度
会計期間		自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成16年4月1日 至 平成17年3月31日	自 平成17年4月1日 至 平成18年3月31日
売上高	(百万円)	537,715	593,578	645,851	1,241,591	1,322,487
経常利益	(百万円)	7,045	11,898	20,367	21,044	30,885
中間（当期）純利益	(百万円)	3,364	5,232	11,413	11,478	16,467
純資産額	(百万円)	194,127	207,498	244,169	201,464	237,588
総資産額	(百万円)	1,114,029	1,193,900	1,319,099	1,194,472	1,284,085
１株当たり純資産額	(円)	134.57	143.86	153.44	139.64	152.53
１株当たり中間（当期）純利益	(円)	2.33	3.62	7.32	7.92	11.20
潜在株式調整後１株当たり中間（当期）純利益	(円)	2.09	3.04	6.61	6.81	9.45
自己資本比率	(%)	17.4	17.3	18.1	16.8	18.5
営業活動によるキャッシュ・フロー	(百万円)	19,815	11,216	△10,767	71,422	45,760
投資活動によるキャッシュ・フロー	(百万円)	△11,309	△7,692	△26,734	△17,714	△36,510
財務活動によるキャッシュ・フロー	(百万円)	△14,818	△15,457	24,772	△51,839	△16,720
現金及び現金同等物の中間期末（期末）残高	(百万円)	36,128	32,512	24,894	44,385	37,505
従業員数	(名)	29,126	29,024	29,461	28,682	28,922

(注) １ 売上高には、消費税等は含まれておりません。

２ 純資産額の算定にあたり、平成18年９月中間期から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号）を適用しております。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

事業年度		平成16年度中	平成17年度中	平成18年度中	平成16年度	平成17年度
会計期間		自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成18年4月1日 至 平成18年9月30日	自 平成16年4月1日 至 平成17年3月31日	自 平成17年4月1日 至 平成18年3月31日
売上高	(百万円)	357,843	361,495	415,665	876,233	845,957
経常利益又は経常損失(△)	(百万円)	△2,461	4,494	10,790	11,357	23,371
中間(当期)純利益又は中間純損失(△)	(百万円)	△1,606	2,689	7,288	7,935	13,625
資本金	(百万円)	81,427	81,427	92,106	81,427	92,084
発行済株式総数	(千株)	1,443,394	1,443,394	1,557,939	1,443,394	1,557,714
純資産額	(百万円)	162,734	173,613	199,105	171,632	200,558
総資産額	(百万円)	833,312	873,074	951,466	912,894	917,072
１株当たり配当額	(円)	—	—	—	2.5	3.0
自己資本比率	(%)	19.5	19.8	20.9	18.8	21.8
従業員数	(名)	10,829	9,963	10,146	10,579	9,909

(注) 1 売上高には、消費税等は含まれておりません。

2 １株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益については中間連結財務諸表を作成しているため記載を省略しております。

3 純資産額の算定にあたり、平成18年９月中間期から「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号)を適用しております。

2 【事業の内容】

当中間連結会計期間において、当グループ(提出会社及び関係会社)が営む事業の内容について、重要な変更はありません。

3 【関係会社の状況】

当中間連結会計期間において、主として以下の会社が新たに関係会社となりました。

名　称	住　所	資本金 又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関　係　内　容
(連結子会社)		百万円			
アルナ輸送機用品㈱	岐阜県養老郡	400	車両事業	100	役員の兼任２名（うち従業員２名）

(注)　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

4 【従業員の状況】

(1) 連結会社の状況

平成18年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,637
車両	3,091
航空宇宙	5,528
ガスタービン・機械	2,964
プラント・環境・鉄構	2,912
汎用機	8,655
その他	3,011
全社共通	663
合計	29,461

(注)　従業員数は就業人員のみを対象としております。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略しております。

(2) 提出会社の状況

平成18年９月30日現在

従業員数（名）	10,146

(注)　従業員数は就業人員のみを対象としております。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略しております。

(3) 労働組合の状況

当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項は生じておりません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①当中間連結会計期間の連結業績の概況

当中間連結会計期間における経営環境は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、国内景気は拡大基調で推移し、海外においても、米国で一部減速感はあるものの、欧州や中国・アジア等を中心に景気は拡大基調であり、総じて堅調に推移しました。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、車両事業で北米向け大型案件を受注した他、航空宇宙事業でボーイング７７７型旅客機分担製造品の受注の増加、海外向け大型プラント案件の受注等により、7,638億円と前年同期比2,471億円の増加となりました。

当中間連結会計期間の連結売上高については、航空宇宙・汎用機事業を中心に増加し、前年同期を522億円上回る6,458億円となりました。

利益面につきましては、為替レートが円安ドル高傾向で推移したことに加え、車両・汎用機事業の伸張、プラント・環境・鉄構事業の赤字幅の縮小等により、当中間連結会計期間の営業利益は255億円と前年同期比129億円増加し、経常利益は前年同期比84億円増の203億円となりました。また中間純利益については前年同期比61億円増の114億円となりました。

また、当中間会計期間の単独業績につきましては、受注高3,988億円、売上高4,156億円、経常利益107億円、中間純利益72億円となりました。

中間配当につきましては、今後の事業展開等を勘案して、見送ることといたしました。

②当中間連結会計期間の主要セグメント別業績概要

[事業の種類別セグメント]

船舶事業

連結受注高は、ＬＮＧ船１隻、ばら積み貨物船７隻、ＬＰＧ船２隻の計10隻を受注した結果、全体では695億円となり、ＬＮＧ船２隻、ＬＰＧ船１隻の計３隻を受注した前年同期と比べ310億円の増加となりました。

連結売上高はＬＮＧ船、ばら積み貨物船等を売上に計上したものの、前年同期比116億円減の421億円となり、資材費上昇の影響等により20億円の営業損失となりました。

車両事業

連結受注高は、前年同期に引き続いて北米向け通勤車両の大型受注があったこと等により、前年同期比784億円増の1,561億円となりました。

連結売上高は、前年同期並の869億円となりましたが、海外案件の収益性上昇等により、営業利益は61億円と前年同期比38億円増となりました。

航空宇宙事業

連結受注高は、ボーイング７７７型旅客機分担製造品を中心に民需が増加し、前年同期比208億円増の701億円となりました。

連結売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与した他、ボーイング７７７型旅客機分担製造品の増加等により、前年同期比231億円増の1,144億円となりました。営業利益は、資材費上昇の影響等により前年同期比５億円減の50億円となりました。

ガスタービン・機械事業

連結受注高は、産業用ガスタービンの増加もあり、前年同期比微増の993億円となりました。

連結売上高は、民間航空機用エンジン分担製造品の増加等により前年同期比114億円増の805億円となりました。営業利益は、売上高の増加に加えて為替の影響等もあり、前年同期比34億円増の48億円となりました。

プラント・環境・鉄構事業

連結受注高は、ベトナム向けセメントプラントや韓国向けフェロニッケル精錬プラント等の海外大型案件の受注等により、前年同期から688億円の大幅増の950億円となりました。

連結売上高は、海外向けプラント案件の減少等により、前年同期比164億円減の521億円となりました。営業損益は、プラント部門が好転したこと等により、前年同期からは19億円改善し、37億円の損失となりました。

汎用機事業

連結売上高は、北米及び欧州向け二輪車の販売が増加したこと等により、前年同期比235億円増の1,899億円となりました。営業利益は、売上高の増加に加え為替の影響等もあり、前年同期比57億円増の109億円となりました。

その他事業

連結売上高は、油圧機器部門の中国向けの販売増加等により、前年同期比196億円増の798億円、営業利益についても前年同期比14億円増の44億円となりました。

[所在地別セグメント]

日本は、提出会社の増収増益を主因に、売上高は前年同期比146億円増の4,597億円、営業利益は前年同期比98億円増の205億円となりました。

北米は、二輪車販売が好調であったこと等により、売上高は前年同期比223億円増の1,195億円となりました。営業利益は８億円増の10億円となりました。

欧州は、二輪車販売が好調であったことにより、売上高は前年同期比143億円増の510億円、営業利益は10億円増の17億円となりました。

アジアは、インドネシアにおける二輪車の販売減などにより、売上高は前年同期比21億円減の91億円となり、営業利益は前年同期比３億円減の４億円となりました。

(2) キャッシュ・フローの状況

連結キャッシュ・フローにつきましては、当中間連結会計期間の営業活動においては、たな卸資産の増加等により、107億円の資金の純減（前年同期は112億円の純増）となりました。また、投資活動においては、設備投資等により267億円の資金の純減（前年同期は76億円の純減）となった結果、フリーキャッシュ・フローは375億円の資金の純減（前年同期は35億円の純増）となりました。財務活動では、社債の償還を行う一方で短期借入金が増大したこと等により247億円の資金の純増（前年同期は154億円の純減）となりました。これらの結果、当中間連結会計期間末における現金及び現金同等物の残高は、前期末に比べ126億円減の248億円となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	生産高（百万円）	前年同期比（%）
船舶	53,844	8.0
車両	86,969	5.2
航空宇宙	110,882	13.9
ガスタービン・機械	84,637	10.7
プラント・環境・鉄構	60,646	△35.3
汎用機	158,450	11.8
その他	88,374	21.4
合計	643,805	4.7

(注) 1 上記金額には、消費税等は含まれておりません。

2 金額は、生産高（製造原価）によっております。

(2) 受注実績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	受注高（百万円）	前年同期比（%）	受注残高（百万円）	前年同期比（%）
船舶	69,507	80.6	315,263	24.6
車両	156,101	100.9	412,984	38.8
航空宇宙	70,174	42.1	256,954	3.7
ガスタービン・機械	99,312	2.2	214,001	9.8
プラント・環境・鉄構	95,092	261.7	187,030	10.4
汎用機	189,928	14.1	—	—
その他	83,726	36.3	38,725	29.9
合計	763,843	47.8	1,424,959	19.5

(注) 1 上記金額には、消費税等は含まれておりません。

2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示しておりません。

3 セグメント間の取引については、受注高及び受注残高から相殺消去しております。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	販売高（百万円）	前年同期比（%）
船舶	42,106	△21.6
車両	86,924	3.0
航空宇宙	114,451	25.3
ガスタービン・機械	80,509	16.5
プラント・環境・鉄構	52,114	△24.0
汎用機	189,928	14.1
その他	79,816	32.6
合計	645,851	8.8

(注) 1 上記金額には、消費税等は含まれておりません。

2 販売高は、外部顧客に対する売上高です。

3 最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前中間連結会計期間		当中間連結会計期間	
	金額（百万円）	割合（%）	金額（百万円）	割合（%）
防衛庁	91,437	15.4	91,174	14.1

3 【対処すべき課題】

[経営の基本方針および経営目標]

当グループは、「世界の人々の豊かな生活と地球環境の未来に貢献する **"Global Kawasaki"** 」という企業ビジョンの下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

[目標とする経営指標]

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益＋支払利息）÷投下資本）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。また、本年９月に策定した新中期経営計画においては、収益力の強化を目指し、目標とする経営指標に売上高経常利益率を加えました。

[中期的経営戦略]

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指し、経営の安定化を実現してまいりました。

今般、それをさらに発展させるべく、2006年度を初年度とし2010年度を最終年度とする中期経営計画「Ｇｌｏｂａｌ　Ｋ」を策定し、上記企業ビジョンの実現に向けて、「質主量従」「選択と集中」「非価格競争力の強化」を経営の基本とし、収益力の高いグローバル企業への飛躍を目指しています。

その一環として、当グループの事業について、車両事業、航空宇宙事業、ガスタービン・機械事業、汎用機事業を４本の柱とし、将来的に大きな需要が期待されるエネルギー・環境事業を、事業組織の組替えやM&Aを含め、新たな事業の柱として育成するとともに、ロボット、船舶、油圧機器の各事業については、独自の地位を確立し、安定的な収益を確保する自立事業と位置付け、グループ全体の収益力強化を図っていきます。

また、ＢＵ・製品個別には、事業ポートフォリオ上の位置づけを、事業ドメインとの関連、強み・弱み（競合状況、技術力等）、市場の成長性、収益性向上の可能性等を勘案して明確化し、「Ⅰ重点事業、Ⅱ育成事業、Ⅲ安定収益事業、Ⅳ要改革事業」の４つに分類し、Ⅰ・Ⅱに経営資源を傾斜配分するとともに、「Ⅳ要改革事業」に位置づけた事業については、抜本的な収益構造改革を徹底して行うとともに、市場環境及び戦略的価値の観点から中期的な事業の意義・あり方を見極め、事業方針を決定していく等、選択と集中を徹底し、将来の成長を確実なものとしてまいります。

[会社の対処すべき課題]

国内景気は拡大基調が続いていますが、当グループを取り巻く経営環境は、公共投資の低迷の他、鋼材価格の高止まり、アルミ、チタン等高級素材の価格急騰や供給不足、景気回復に伴う外部コストの上昇傾向等今なお厳しい状況にあります。そうした中にあっても、当グループは、上記中期経営計画に従って、強固な収益基盤を確立し、持続的な成長を果たすため、以下の重点施策を着実に推進していきます。

①「収益の源泉は技術力にある」という基本に立ち返って、技術力の強化を図り、開発力や生産技術力を向上させ、製品力を高めるとともに、コストダウンを徹底します。

②多くの製品が厳しい競争環境にさらされている中で、「利益はマーケットからもたらされる」との意識付けを徹底し、事業運営の各プロセスにおいてすべての発想・行動がマーケットを基点としたものになるよう、マーケット志向の定着化を推進します。

③将来の成長に向けて、販売、製造・調達、パートナーとの協業等あらゆる面においてグローバル展開を加速していきます。

④社会から必要とされる新たなフロンティアにチャレンジし、次世代の中核事業を育成します。

⑤効率性や機動性といったカンパニー制の利点を維持しつつ、本社の全社戦略立案機能並びにグループ経営統括機能を強化し、グループ全体として求心力を高め、部分最適と全体最適の調和を図ります。

⑥「内部統制の強化・コンプライアンスの徹底」「経営の透明性の向上」「リスクマネジメントの強化」「地球環境にやさしい事業運営」等を基本にＣＳＲ活動の推進を行ない、経営の品質を高めていきます。

次に、セグメント別の経営戦略という面では、「事業の選択と集中」という方針の下で、それぞれの事業における将来ビジョンを明確にし、経営資源を将来性のある事業・製品分野に集中していきます。まず、４本の柱と位置づけている事業分野については、車両事業においては国内市場に北米とアジアを加えた三大市場での事業運営体制の強化を図っており、航空宇宙事業では次期固定翼哨戒機・次期輸送機開発やボーイング７８７開発・生産などの大型プロジェクトを推進しています。また、ガスタービン・機械事業においては需要拡大に伴い民需航空機用ジェットエンジン、産業用ガスタービンなどの開発・生産設備を拡充しており、汎用機事業では先進国向けモーターサイクルを主力・最重点事業として、ハイクオリティー・ハイパーフォーマンス分野における事業規模拡大・収益性向上を進めるとともに、製品競争力を高めるため、国外関連企業も含めたグローバルレベルで開発体制の強化を図っています。一方、育成事業と位置付けたエネルギー・環境事業の母体となるプラント・環境・鉄構事業については、この数年間抜本的な構造改革に取り組んでおり、その一環として、環境部門を本年10月に分社・独立いたしました。分社を契機として、経営のフレキシビリティを高める一方で、スリム化により事業体質を改善するとともに、コア技術を中心とした技術開発力と、コスト競争力の着実な強化を図り、将来的な発展を目指していきます。また、鉄構部門については、なお一層のスリム化とＬＮＧ関連事業等成長分野の強化を図るとともに、播磨工場をグループ全体の大型構造物製造拠点として活用する施策を展開しております。

以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当グループは「違法行為は絶対に起こさない」ということを企業運営の基本とし、企業倫理に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックを配付するとともに、各組織での法令遵守自主点検委員会の設置等、遵守すべき各種法令等の内容についての周知徹底を図って

きました。さらに、本年10月に内部統制・コンプライアンス・ＣＳＲ推進のグループ統括組織としてＣＳＲ推進部を新設し、従来の活動を一層強化していくこととしました。今後も従業員一人一人が「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を持って行動するよう継続的な啓蒙活動を実施してまいります。

当グループは、このように事業全般にわたって一段と収益力を強化することにより企業価値を向上させるとともに、コンプライアンスについても徹底し、信頼感のあるカワサキブランドの確立を目指していきます。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

５【研究開発活動】

当社グループは「高度な技術力により、陸・海・空の輸送システムとエネルギー・環境分野を中心に、世界の人々の豊かな生活と地球環境の未来に貢献するグローバル・リーディングカンパニーとなる」という企業ビジョンの下、中期経営計画「Ｇｌｏｂａｌ　Ｋ」の重点施策として「技術力の強化」を掲げ、着実な企業成長のための技術基盤を強化するとともに将来の中核事業を育成するため、人員・研究開発投資の充実や事業部門と本社技術開発部門の密接な連携により、新製品の開発スピードアップと機能・性能・品質の向上に取り組んでおります。とりわけ、今後の成長が期待される①車両事業、②航空宇宙事業、③ガスタービン・機械事業、④汎用機事業（二輪車等）、⑤エネルギー・環境関連事業については、重点・育成分野と位置づけ、製品のシステム化・高度化のための研究・開発、製品価格競争力強化のための技術開発、及び当社グループ製品の差別化や付加価値向上に必要な基盤技術の研究・開発等を積極的に推進しております。

当中間連結会計期間における研究開発費は143億円であり、各事業セグメント別の主な研究開発の状況及び費用は次のとおりです。

（車両事業） 車両部門では次世代高速車両、次世代低床式車両（ＳＷＩＭＯ）の開発をはじめ、新しい接合技術による次世代通勤車両の開発、アクティブ制振技術や車内環境制御技術、生産合理化技術を中心に開発を実施した他、建設機械部門では、排ガス規制・騒音規制に対応した次世代中・大型ホイールローダ関連の開発を実施しました。当事業に係る研究開発費は６億円であります。

（航空宇宙事業） 防衛向け大型機及び回転翼機の近代化・派生型の開発をはじめ、次期固定翼哨戒機（Ｐ－Ｘ）及び次期輸送機（Ｃ－Ｘ）の開発成果を活用した将来民間固定翼機の研究や、宇宙システム技術の研究を中心に研究・開発を実施しました。当事業に係る研究開発費は６億円であります。

（ガスタービン・機械事業） ガスタービン部門では、産業用で７ＭＷ級（Ｍ７Ａ）および２０ＭＷ級（Ｌ２０Ａ）ガスタービンエンジンをはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術・耐久性向上技術の開発を進め、航空用では低ＮＯｘ燃焼器技術等の開発を実施しました。また、機械部門では、発電効率並びに環境性能面で世界最高レベルを実現する大型ガスエンジンの研究・開発に注力した他、護衛艦用推進装置や潜水艦用主機等防衛関連の開発、高性能蒸気タービンや高効率ブロワ等の開発を中心に実施しました。当事業に係る研究開発費は11億円であります。

（汎用機事業） レジャービークル・エンジン分野では、ハイクオリティー・ハイパーフォーマンスを特徴とするトップレベルのブランド構築を目指し、曲線を基調とした流麗なスタイリングをもつクルーザーの中排気量モデルVulcan 900 Customなどの新機種量産開発を実施した他、将来を見据えた二輪車用次世代エンジンの基礎研究を推進しました。また、産業用ロボットでは新機種ロボット及びそのコントローラを中心に開発を実施しました。当事業に係る研究開発費は80億円であります。

（プラント・環境・鉄構事業） 当事業では、エネルギー・環境・インフラ関連の開発に重点を置き、舶用ボイラ新推進方式、難燃性廃棄物処理技術、バイオエタノール製造技術、風力発電システム、次世代型ごみ処理装置及び液体水素コンテナ等の開発を実施しました。当事業に係る研究開発費は３億円であります。

（船舶事業） 主要製品である液化天然ガス運搬船（ＬＮＧ運搬船）を中心とした新船型開発、船殻構造の合理化研究をはじめ、自律型無人潜水機等の開発を実施しました。当事業に係る研究開発費は１億円であります。

（本社部門） 本社研究開発部門では、各事業部門が必要とする技術をジャスト・イン・タイムに研究・開発し、事業部門と緊密に連携・協力する事で、グループ総合力を発揮して当社製品・事業の差別化・高度化を図り、これらの活動を支える最先端の基盤技術（各種シミュレーション技術、解析技術、メカトロ・制御技術、エレクトロニクス技術等）を計画的かつ効率的に育成・強化するとともにグループ内への横展開を実施しております。さらに、より先進的な技術分野においては、産学官連携を一層推進することにより、研究・開発の効率化・新分野への取り組み強化を図っております。

また、新製品・新技術の創出・育成として、大型ニッケル水素電池システム、バイオマス利用等の次世代分散型エネルギーシステム、パワーエレクトロニクス応用システムや次世代生産システム技術等の研究・開発を実施した他、油圧ポンプ・コントロール弁等の要素技術開発を行いました。本社部門に係る研究開発費は33億円であります。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数（株）
普通株式	3,360,000,000
計	3,360,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数（株）（平成18年9月30日）	提出日現在発行数（株）（平成18年12月1日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,557,939,285	1,563,687,132	東京、大阪、名古屋、各証券取引所	―
計	1,557,939,285	1,563,687,132	―	―

（注）1 提出日現在の発行数には、この半期報告書提出日の新株予約権の行使（旧商法第341条ノ2の規定に基づき発行された転換社債の株式への転換を含む。）により発行された株式数は含まれておりません。
2 東京、大阪、名古屋各証券取引所は市場第一部であります。

(2) 【新株予約権等の状況】

新株予約権に関する事項は、次のとおりであります。

① 平成13年改正旧商法第341条ノ2に基づき発行した2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月8日発行）

	中間会計期間末現在（平成18年9月30日）	提出日の前月末現在（平成18年11月30日）
新株予約権の数（個）	5,818	4,768
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	31,967,032	26,197,802
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～ 平成22年9月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 182 資本組入額 91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
代用払込に関する事項	―	―
新株予約権付社債の残高（百万円）	5,818	4,768

② 平成13年改正旧商法第341条ノ２に基づき発行した2011年満期ユーロ円建転換社債型新株予約権付社債（平成16年９月21日発行）

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年11月30日）
新株予約権の数（個）	22,635	22,634
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	97,564,655	97,560,344
新株予約権の行使時の払込金額（円）	232	232
新株予約権の行使期間	平成16年10月12日～ 平成23年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　232 資本組入額　116	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
代用払込に関する事項	―	―
新株予約権付社債の残高（百万円）	22,635	22,634

③ 旧商法第341条ノ２の規定に基づく転換社債

第８回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年11月30日）
転換社債の残高（百万円）	7,518	7,518
転換価格（円）	598	598
資本組入額（円）	※	※

※ 資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額としております。

第９回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成18年９月30日）	提出日の前月末現在 （平成18年11月30日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※ 資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額としております。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成18年４月１日～ 平成18年９月30日	224	1,557,939	21	92,106	15	39,877

（注） 平成18年４月１日から平成18年９月30日の発行済株式総数及び資本準備金の増加は、新株予約権の行使及び転換社債の転換請求による増加であります。なお、平成18年10月１日から平成18年11月30日までの間に、新株予約権の行使により、発行済株式総数が5,747千株、資本金が523百万円、資本準備金が519百万円増加しております。

(4) 【大株主の状況】

平成18年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	88,310	5.66
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	83,802	5.37
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.68
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	56,174	3.60
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	54,016	3.46
東京海上日動火災保険株式会社	東京都千代田区丸の内１丁目２番１号	50,199	3.22
川崎重工業従業員持株会	神戸市中央区東川崎町１丁目１番３号	36,078	2.31
川崎重工共栄会	神戸市中央区東川崎町１丁目１番３号	30,012	1.92
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	27,521	1.76
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.72
計	―	510,387	32.76

（注） 1 上記の所有株式数のうち、信託業務に係る株式数は、次のとおりであります。
日本マスタートラスト信託銀行株式会社（信託口） 88,310千株
日本トラスティ・サービス信託銀行株式会社（信託口） 83,802千株

2 みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の持株数57,443千株は、株式会社みずほ銀行が同行に委託した退職給付信託の信託財産であり、その議決権行使の指図権は株式会社みずほ銀行が留保しております。

3　株式会社みずほ銀行及び共同保有者（株式会社みずほコーポレート銀行、みずほ証券株式会社、みずほ信託銀行株式会社、みずほインベスターズ証券株式会社、第一勧業アセットマネジメント株式会社、富士投信投資顧問株式会社、みずほインターナショナルPLC）から平成18年８月15日付で大量保有報告書に係る変更報告書の提出があり、平成18年７月31日現在で以下の株式を所有している旨の報告を受けております。なお、株式会社みずほ銀行が所有する57,443千株については、大株主の状況にみずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託名義で記載しておりますが、他の共同保有者については、当社として当中間会計期間末現在における実質所有株式数の確認ができないため、大株主の状況には含めておりません。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
株式会社みずほ銀行	東京都千代田区内幸町１丁目１番５号	57,443	3.68
株式会社みずほコーポレート銀行	東京都千代田区丸の内１丁目３番３号	4,787	0.30
みずほ証券株式会社	東京都千代田区大手町１丁目５番１号	2,306	0.14
みずほ信託銀行株式会社	東京都中央区八重洲１丁目２番１号	13,069	0.83
みずほインベスターズ証券株式会社	東京都中央区日本橋茅場町１丁目13番16号	2	0.00
第一勧業アセットマネジメント株式会社	東京都千代田区有楽町１丁目７番１号	11,635	0.74
富士投信投資顧問株式会社	東京都中央区日本橋小舟町８番１号	122	0.00

(5)【議決権の状況】

①【発行済株式】

平成18年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 113,000	―	―
	（相互保有株式） 普通株式 280,000	―	―
完全議決権株式（その他）	普通株式 1,549,719,000	1,549,719	―
単元未満株式	普通株式 7,827,285	―	一単元（1,000株）未満の株式
発行済株式総数	1,557,939,285	―	―
総株主の議決権	―	1,549,719	―

（注）1　「完全議決権株式（その他）」には証券保管振替機構名義の株式が、88,000株（議決権88個）含まれております。

2　「完全議決権株式（その他）」には株主名簿上は当社名義となっているが実質的に所有していない株式が、2,000株（議決権２個）含まれております。

3　「単元未満株式」には当社所有の自己株式が691株及び証券保管振替機構名義の株式が400株含まれております。

② 【自己株式等】

平成18年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式） 川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	113,000	―	113,000	0.00
（相互保有株式） 川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	―	280,000	0.01
計	―	393,000	―	393,000	0.02

（注）　このほか、株主名簿上は当社名義となっているが、実質的に所有していない株式が、2,000株（議決権２個）あります。なお、当該株式数は①「発行済株式」の「完全議決権株式（その他）」の中に含めております。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成18年４月	５月	６月	７月	８月	９月
最高（円）	430	439	387	385	372	405
最低（円）	392	369	325	308	323	370

（注）　最高・最低株価は、東京証券取引所市場第一部における株価であります。

3 【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書提出日までの役員の異動はありません。

(注) 当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入しております。前事業年度の有価証券報告書提出日後、当半期報告書提出日までの執行役員の異動は、次の通りであります。

(1) 執行役員の担当業務の異動

地位	氏名	新担当業務	旧担当業務	異動年月日
執行役員副社長	寺崎 正俊	社長補佐、本社管理部門統括	社長補佐、本社管理部門統括(除く監査部)	平成18年10月1日
執行役員常務	野口 二郎	経営企画部長、関連企業部・法務部担当	経営企画部長	平成18年10月1日
執行役員	浜田 滋	ＣＳＲ推進部長	営業推進本部関西支社長	平成18年10月1日
執行役員	三原 修二	人事労政部長、総務部担当	人事労政部長	平成18年10月1日
執行役員	糸賀 興右	技術開発本部副本部長 兼 システム技術開発センター長	技術開発本部 システム技術開発センター長	平成18年10月1日
執行役員	天江 文昭	汎用機カンパニーバイスプレジデント 兼 サプライチェーン本部長	汎用機カンパニーバイスプレジデント 兼 生産本部長	平成18年10月1日
執行役員	河村 義雄	汎用機カンパニー 営業本部長	汎用機カンパニー 購買総括部長	平成18年10月1日
執行役員	菅原 健史	汎用機カンパニー サプライチェーン本部副本部長(調達担当)	汎用機カンパニー 企画本部長	平成18年10月1日

(2) 執行役員の退任

地位	氏名	担当業務	退任年月日
執行役員	田中 徳夫	会長・社長特命事項	平成18年8月31日

第５ 【経理の状況】

１ 中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成17年４月１日から平成17年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成18年４月１日から平成18年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２ 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）及び前中間会計期間（平成17年４月１日から平成17年９月30日まで）並びに当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）及び当中間会計期間（平成18年４月１日から平成18年９月30日まで）の中間連結財務諸表及び中間財務諸表について、あずさ監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成17年9月30日現在)			当中間連結会計期間末 (平成18年9月30日現在)			前連結会計年度の 要約連結貸借対照表 (平成18年3月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金及び預金			32,685			25,006			37,650	
2 受取手形及び売掛金	注6		364,133			415,705			422,551	
3 たな卸資産	注11		375,366			425,753			383,016	
4 繰延税金資産			21,728			35,264			32,398	
5 その他	注7,10		47,096			40,471			44,111	
貸倒引当金			△4,005			△4,067			△3,829	
流動資産合計			837,004	70.1		938,133	71.1		915,899	71.3
II 固定資産										
1 有形固定資産	注1									
(1) 建物及び構築物	注11	89,244			93,739			92,674		
(2) 機械装置及び運搬具		56,823			61,022			59,982		
(3) 土地	注11	66,457			65,945			65,732		
(4) その他		27,205	239,730		28,493	249,199		27,830	246,219	
2 無形固定資産	注12		14,695			15,187			15,795	
3 投資その他の資産										
(1) 投資有価証券	注2,11	67,897			63,717			56,423		
(2) 繰延税金資産		17,256			29,026			28,185		
(3) その他	注2	21,181			27,102			25,426		
貸倒引当金		△3,865	102,470		△3,268	116,578		△3,865	106,171	
固定資産合計			356,895	29.8		380,965	28.8		368,186	28.6
資産合計			1,193,900	100.0		1,319,099	100.0		1,284,085	100.0

区分	注記番号	前中間連結会計期間末 (平成17年9月30日現在) 金額（百万円）		構成比 (%)	当中間連結会計期間末 (平成18年9月30日現在) 金額（百万円）		構成比 (%)	前連結会計年度の要約連結貸借対照表 (平成18年3月31日現在) 金額（百万円）		構成比 (%)
（負債の部）										
Ⅰ 流動負債										
1 支払手形及び買掛金	注6, 11		331, 494			404, 908			409, 942	
2 短期借入金	注11		118, 496			123, 746			133, 627	
3 繰延税金負債			308			126			111	
4 引当金										
(1) 賞与引当金		12, 094			12, 621			15, 198		
(2) その他		10, 646	22, 741		18, 769	31, 390		26, 369	41, 568	
5 その他										
(1) 前受金		132, 532			111, 846			98, 589		
(2) 一年以内に償還予定の社債		27, 118			12, 000			29, 118		
(3) コマーシャルペーパー		—			47, 000			—		
(4) その他	注6, 10	67, 956	227, 606		91, 114	261, 960		89, 701	217, 409	
流動負債合計			700, 648	58. 6		822, 132	62. 3		802, 659	62. 5
Ⅱ 固定負債										
1 社債	注11		136, 559			103, 010			103, 062	
2 長期借入金	注11		57, 737			63, 992			53, 994	
3 繰延税金負債			1, 927			3, 820			3, 732	
4 退職給付引当金			77, 057			72, 850			69, 113	
5 その他			7, 615			9, 123			8, 427	
固定負債合計			280, 896	23. 5		252, 797	19. 1		238, 330	18. 5
負債合計			981, 544	82. 2		1, 074, 930	81. 4		1, 040, 989	81. 0
（少数株主持分）										
少数株主持分			4, 856	0. 4		—	—		5, 507	0. 4
（資本の部）										
Ⅰ 資本金	注8		81, 427	6. 8		—	—		92, 084	7. 1
Ⅱ 資本剰余金			31, 390	2. 6		—	—		42, 094	3. 2
Ⅲ 利益剰余金			90, 134	7. 5		—	—		100, 775	7. 8
Ⅳ その他有価証券評価差額金			19, 154	1. 6		—	—		14, 097	1. 0
Ⅴ 為替換算調整勘定			△14, 466	△1. 2		—	—		△11, 426	△0. 8
Ⅵ 自己株式	注9		△141	△0. 0		—	—		△38	△0. 0
資本合計			207, 498	17. 3		—	—		237, 588	18. 5
負債、少数株主持分及び資本合計			1, 193, 900	100. 0		—	—		1, 284, 085	100. 0

		前中間連結会計期間末 (平成17年9月30日現在)			当中間連結会計期間末 (平成18年9月30日現在)			前連結会計年度の 要約連結貸借対照表 (平成18年3月31日現在)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(純資産の部)										
Ⅰ 株主資本										
1 資本金			—	—		92,106	6.9		—	—
2 資本剰余金			—	—		42,110	3.1		—	—
3 利益剰余金			—	—		107,456	8.1		—	—
4 自己株式			—	—		△43	△0.0		—	—
株主資本合計			—	—		241,629	18.3		—	—
Ⅱ 評価・換算差額等										
1 その他有価証券評価差額金			—	—		12,720	0.9		—	—
2 繰延ヘッジ損益			—	—		△3,698	△0.2		—	—
3 為替換算調整勘定			—	—		△11,620	△0.8		—	—
評価・換算差額等合計			—	—		△2,598	△0.1		—	—
Ⅲ 少数株主持分			—	—		5,137	0.3		—	—
純資産合計			—	—		244,169	18.5		—	—
負債純資産合計			—	—		1,319,099	100.0		—	—

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（平成17年4月1日から平成17年9月30日まで）金額（百万円）		百分比（%）	当中間連結会計期間（平成18年4月1日から平成18年9月30日まで）金額（百万円）		百分比（%）	前連結会計年度の要約連結損益計算書（平成17年4月1日から平成18年3月31日まで）金額（百万円）		百分比（%）
Ⅰ 売上高	注1		593,578	100.0		645,851	100.0		1,322,487	100.0
Ⅱ 売上原価			518,618	87.3		555,715	86.0		1,148,547	86.8
売上総利益			74,960	12.6		90,136	13.9		173,940	13.1
Ⅲ 販売費及び一般管理費										
1 給料手当		18,250			19,500			38,094		
2 広告宣伝費		—			7,106			12,501		
3 貸倒引当金繰入額		270			46			1,045		
4 研究開発費	注2	—			—			12,622		
5 その他		43,862	62,382	10.5	37,921	64,574	9.9	67,881	132,145	9.9
営業利益			12,577	2.1		25,562	3.9		41,794	3.1
Ⅳ 営業外収益										
1 受取利息		1,377			1,332			2,218		
2 受取配当金		635			558			1,006		
3 持分法による投資利益		—			855			—		
4 有価証券売却益		3,271			206			4,379		
5 その他		1,888	7,173	1.2	1,374	4,327	0.6	3,514	11,119	0.8
Ⅴ 営業外費用										
1 支払利息		2,677			2,912			5,377		
2 為替差損		2,881			3,719			8,901		
3 持分法による投資損失		102			—			196		
4 その他		2,190	7,851	1.3	2,890	9,521	1.4	7,553	22,029	1.6
経常利益			11,898	2.0		20,367	3.1		30,885	2.3
Ⅵ 特別利益										
1 退職給付信託設定益	注3	—			—			12,901		
2 子会社株式売却益	注4	—	—	—	—	—	—	276	13,177	0.9
Ⅶ 特別損失										
1 独禁法違反に係る損失	注5	542			128			730		
2 固定資産減損損失	注6	3,007			—			3,007		
3 子会社株式売却損	注7	155			—			155		
4 事業構造改善損失	注8	—			—			15,815		
5 土壌汚染対策費用	注9	—	3,705	0.6	—	128	0.0	1,053	20,762	1.5
税金等調整前中間(当期)純利益			8,193	1.3		20,239	3.1		23,300	1.7
法人税、住民税及び事業税	注10	2,831			8,576			24,147		
法人税等調整額		—	2,831	0.4	—	8,576	1.3	△17,842	6,304	0.4
少数株主利益			128	0.0		248	0.0		528	0.0
中間(当期)純利益			5,232	0.8		11,413	1.7		16,467	1.2

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（平成17年4月1日から平成17年9月30日まで）金額（百万円）		前連結会計年度（平成17年4月1日から平成18年3月31日まで）金額（百万円）	
（資本剰余金の部）					
Ⅰ 資本剰余金期首残高			31,389		31,389
Ⅱ 資本剰余金増加高					
1 自己株式処分差益		0		46	
2 転換社債型新株予約権付社債の新株予約権行使による増加高		—	0	10,657	10,704
Ⅲ 資本剰余金中間期末（期末）残高			31,390		42,094
（利益剰余金の部）					
Ⅰ 利益剰余金期首残高			88,703		88,703
Ⅱ 利益剰余金増加高					
1 中間（当期）純利益		5,232	5,232	16,467	16,467
Ⅲ 利益剰余金減少高					
1 配当金		3,606		3,606	
2 役員賞与		84		84	
3 その他	注1	111	3,801	705	4,395
Ⅳ 利益剰余金中間期末（期末）残高			90,134		100,775

④ 【中間連結株主資本等変動計算書】

当中間連結会計期間(平成18年4月1日から平成18年9月30日まで)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高(百万円)	92,084	42,094	100,775	△38	234,917
中間連結会計期間中の変動額					
新株の発行	21	15			36
剰余金の配当 (注)			△4,672		△4,672
役員賞与 (注)			△13		△13
中間純利益			11,413		11,413
自己株式の取得				△23	△23
自己株式の処分		0		18	19
その他			△46		△46
中間連結会計期間中の変動額合計(百万円)	21	15	6,681	△5	6,712
平成18年9月30日残高(百万円)	92,106	42,110	107,456	△43	241,629

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年3月31日残高(百万円)	14,097	—	△11,426	2,671	5,507	243,096
中間連結会計期間中の変動額						
新株の発行						36
剰余金の配当 (注)						△4,672
役員賞与 (注)						△ 13
中間純利益						11,413
自己株式の取得						△23
自己株式の処分						19
その他						△46
株主資本以外の項目の中間連結会計期間中の変動額(純額)	△1,377	△3,698	△193	△5,269	△369	△5,639
中間連結会計期間中の変動額合計(百万円)	△1,377	△3,698	△193	△5,269	△369	1,073
平成18年9月30日残高(百万円)	12,720	△3,698	△11,620	△2,598	5,137	244,169

(注) 平成18年6月の定時株主総会における利益処分項目である。

⑤ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間連結会計期間 (平成18年4月1日から 平成18年9月30日まで)	前連結会計年度 (平成17年4月1日から 平成18年3月31日まで)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益		8,193	20,239	23,300
2 減価償却費		14,384	14,879	30,551
3 固定資産減損損失		3,007	―	3,007
4 退職給付引当金の増加額		6,593	3,737	17,091
5 賞与引当金の増加額又は減少額(△)		△1,689	△2,603	1,397
6 貸倒引当金の増加額又は減少額(△)		6	△437	△43
7 受注工事損失引当金の増加額又は減少額(△)		△778	△1,394	5,660
8 事業構造改善損失引当金の増加額又は減少額(△)		―	△6,735	9,557
9 事業構造改善に伴うたな卸資産評価損		―	―	6,258
10 株式売却損益		△3,115	△206	△4,501
11 固定資産売却損益		167	250	960
12 退職給付信託設定益		―	―	△12,901
13 受取利息及び受取配当金		△2,013	△1,890	△3,225
14 支払利息		2,677	2,912	5,377
15 売上債権の増加額(△)又は減少額		36,894	6,319	△14,249
16 たな卸資産の増加額		△43,206	△41,366	△49,755
17 その他流動資産の増加額(△)又は減少額		△3,467	596	△1,246
18 仕入債務の増加額又は減少額(△)		△15,444	△4,909	55,293
19 前受金の増加額又は減少額(△)		25,264	13,731	△13,821
20 その他流動負債の増加額又は減少額(△)		△5,980	6,716	1,689
21 その他		2,297	952	4,321
小計		23,791	10,791	64,721
22 利息及び配当金の受取額		2,124	2,167	3,128
23 利息の支払額		△2,687	△3,020	△5,332
24 法人税等の支払額		△12,011	△20,705	△16,580
25 土壌汚染対策費用の支払額	注2	―	―	△176
営業活動によるキャッシュ・フロー		11,216	△10,767	45,760

区分	注記番号	前中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで) 金額(百万円)	当中間連結会計期間 (平成18年4月1日から 平成18年9月30日まで) 金額(百万円)	前連結会計年度 (平成17年4月1日から 平成18年3月31日まで) 金額(百万円)
Ⅱ 投資活動によるキャッシュ・フロー				
1 定期預金(預入期間3ヶ月超)の純減少額		67	31	101
2 有形固定資産取得による支出		△13,616	△14,137	△34,656
3 有形固定資産売却による収入		1,439	120	2,231
4 無形固定資産取得による支出		△1,688	△1,771	△4,602
5 無形固定資産売却による収入		17	6	38
6 投資有価証券取得による支出		△424	△11,850	△5,764
7 投資有価証券売却による収入		4,424	990	6,870
8 短期貸付金の純増加額(△)又は純減少額		391	81	△428
9 長期貸付けによる支出		△88	△14	△895
10 長期貸付金の回収による収入		1,406	60	427
11 その他		378	△252	167
投資活動によるキャッシュ・フロー		△7,692	△26,734	△36,510
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の純増加額又は純減少額(△)		△4,055	39,513	7,391
2 長期借入れによる収入		15,503	18,354	24,657
3 長期借入金の返済による支出		△13,579	△11,170	△25,377
4 社債の償還による支出		△9,609	△17,118	△19,609
5 自己株式取得に伴う支出		△18	△21	△51
6 配当金の支払額		△3,612	△4,633	△3,621
7 少数株主への配当金の支払額		△85	△152	△109
財務活動によるキャッシュ・フロー		△15,457	24,772	△16,720
Ⅳ 現金及び現金同等物に係る換算差額		173	118	703
Ⅴ 現金及び現金同等物の減少額		△11,760	△12,611	△6,767
Ⅵ 現金及び現金同等物の期首残高		44,385	37,505	44,385
Ⅶ 連結除外に伴う現金及び現金同等物の減少高		△111	—	△112
Ⅷ 現金及び現金同等物の中間期末(期末)残高	注1	32,512	24,894	37,505

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
１　連結の範囲に関する事項 (1) 連結子会社の数　93社 主要な連結子会社名　㈱川崎造船、川重商事㈱、㈱カワサキプレシジョンマシナリ、㈱カワサキマシンシステムズ、日本飛行機㈱、川重冷熱工業㈱、㈱カワサキモータースジャパン、大阪動力工業㈱、カワサキプラントシステムズ㈱、 Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motors (Phils.) Corporation.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Robotics (USA) Inc.、P.T.Kawasaki Motor Indonesia (注)連結子会社の減少６社のうち、神戸クリスタルタワーサービス㈱は他の連結子会社に吸収合併されたため、日飛電子精機㈱は売却したため、連結の範囲から除外した。	１　連結の範囲に関する事項 (1) 連結子会社の数　99社 主要な連結子会社名　㈱川崎造船、カワサキプラントシステムズ㈱、川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、日本飛行機㈱、川重冷熱工業㈱、㈱カワサキモータースジャパン、㈱カワサキライフコーポレーション、 Canadian Kawasaki Motors Inc.、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Robotics (USA) Inc.、Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、P.T.Kawasaki Motor Indonesia (注)連結子会社の増加３社のうち、アルナ輸送機用品㈱は株式取得により、ＫＥＥ環境サービス㈱他１社は新たに設立したため連結の範囲に含めた。	１　連結の範囲に関する事項 (1) 連結子会社の数は96社であり、その主要な会社名は「第１企業の概況」の「４関係会社の状況」に記載している。 (注)連結子会社の増加４社のうち、Kawasaki Precision Machinery (U.S.A.) Inc.他３社は、新たに設立したため連結の範囲に含めた。また、連結子会社の減少７社のうち日飛電子精機㈱他１社は売却したため、川重八千代エンジニアリング㈱は所有割合が低下し関連会社（持分法適用）となったため、神戸クリスタルタワーサービス㈱は他の連結子会社に吸収合併されたため、川物石油㈱他１社は清算したため、Kawasaki Heavy Industries G.m.b.H.は清算手続中により重要性が低下したため、連結の範囲から除外した。
(2) 主要な非連結子会社名 大動プラントサービス㈱ (休眠中) (3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(2) 主要な非連結子会社名 Kawasaki Heavy Industries G.m.b.H.(休眠中) (3)　　　同左	(2) 主要な非連結子会社名 大動プラントサービス㈱ (休眠中) (3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…一社 関連会社………18社　川崎設備工業㈱、川重防災工業㈱ほか	２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…一社 関連会社………18社　川崎設備工業㈱、エア・ウォーター防災㈱ほか	２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は19社であり、それぞれ次のとおりである。 非連結子会社…一社 関連会社………19社　川崎設備工業㈱、川重防災工業㈱ほか

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
(注)持分法適用会社の増加３社のうち、青島四方川崎車両技術有限公司他１社は新規設立したため、持分法の適用範囲に含めた。また、持分法適用会社の減少１社については清算結了のため、持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。 3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、㈱ケイポイント、㈱オートポリス、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (USA) Inc.、 Green River Insurance Company、	(注)持分法適用会社の減少１社については清算手続を開始し重要性が低下したため、持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 Kawasaki Heavy Industries G.m.b.H.(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。 3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、㈱ケイポイント、㈱オートポリス、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (USA) Inc.、 Green River Insurance Company、	(注)持分法適用会社の増加４社のうち、青島四方川崎車両技術有限公司他２社は新たに設立し関連会社となったため、㈱アーステクニカＭ＆Ｓ（旧社名 川重八千代エンジニアリング㈱）は所有割合が低下し関連会社となったため持分法の適用範囲に含めた。また、持分法適用会社の減少１社については清算したため持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。 3　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、㈱ケイポイント、㈱オートポリス、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (USA) Inc.、 Green River Insurance Company、

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工産業機械貿易（上海）有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日（毎年９月30日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V. 他２社については、中間連結決算日において仮決算を実施した上で連結している。その他の27社についてはその差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery (U.S.A.) Inc.、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Asia Sdn. Bhd.、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、川崎重工産業機械貿易（上海）有限公司、川崎精密機械(蘇州)有限公司及び川崎機器人(天津)有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日（毎年９月30日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V. 他２社については、中間連結決算日において仮決算を実施した上で連結している。その他の31社についてはその差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Construction Machinery Corp. of America、Kawasaki Precision Machinery(U.K.) Limited、P.T.Kawasaki Motor Indonesia、Kawasaki Gas Turbine Europe G.m.b.H.、Kawasaki Heavy Industries (U.K.) Ltd.、Kawasaki Heavy Industries (Singapore) Pte.Ltd.、Kawasaki Robotics (UK) Ltd.、Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd.、Kawasaki Gas Turbine Asia Sdn. Bhd..、Kawasaki Precision Machinery (U.S.A.) Inc.、川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、川崎重工産業機械貿易（上海）有限公司及び川崎精密機械（蘇州）有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V. 他２社については、連結決算日において仮決算を実施した上で連結している。その他の30社についてはその差異が３ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。 ③デリバティブ取引により生ずる正味の債権債務 時価法により評価している。 (2) 減価償却資産の減価償却の方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 ②無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として５年）に基づく定額法により償却している。	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の減価償却の方法 ①有形固定資産 同左 ②無形固定資産 同左	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の減価償却の方法 ①有形固定資産 同左 ②無形固定資産 同左

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
(3) 引当金の計上基準	(3) 引当金の計上基準	(3) 引当金の計上基準
①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	①貸倒引当金 同左	①貸倒引当金 同左
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 従業員に支給する賞与に充てるため、支給見込額に基づき計上している。	②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。
③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	③保証工事引当金 同左	③保証工事引当金 同左
④受注工事損失引当金 当中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	④受注工事損失引当金 同左	④受注工事損失引当金 当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。
――――――	⑤事業構造改善損失引当金 エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することに伴い発生が見込まれる損失の見積額を計上している。	⑤事業構造改善損失引当金 エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
⑥退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	⑥退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。	⑥退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。

<table>
<tr><th>前中間連結会計期間
(平成17年４月１日から
平成17年９月30日まで)</th><th>当中間連結会計期間
(平成18年４月１日から
平成18年９月30日まで)</th><th>前連結会計年度
(平成17年４月１日から
平成18年３月31日まで)</th></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
　改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>(5) 収益の計上基準
　長期・大型の工事（主として、工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。
　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。</td><td>(5) 収益の計上基準
同左</td><td>(5) 収益の計上基準
同左</td></tr>
<tr><td>(6) 重要なリース取引の処理方法
　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(6) 重要なリース取引の処理方法
同左</td><td>(6) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
　繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨オプション</td><td>外貨建金銭債権・債務等(予定取引を含む)</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>③ヘッジ方針
　各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
④ヘッジ有効性評価の方法
　金融商品会計に関する実務指針に基づき評価している。</td><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左
③ヘッジ方針
同左
④ヘッジ有効性評価の方法
同左</td><td>(7) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左
③ヘッジ方針
同左
④ヘッジ有効性評価の方法
同左</td></tr>
<tr><td>(8) その他中間連結財務諸表作成のための重要な事項
消費税等の会計処理
　消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>(8) その他中間連結財務諸表作成のための重要な事項
消費税等の会計処理
同左</td><td>(8) その他連結財務諸表作成のための重要な事項
消費税等の会計処理
同左</td></tr>
</table>

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
５　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	５　中間連結キャッシュ・フロー計算書における資金の範囲 同左	５　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。

会計方針の変更

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
当中間連結会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。これにより税金等調整前中間純利益が3,007百万円減少している。なお、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除している。	（貸借対照表の純資産の部の表示に関する会計基準等） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 当中間連結会計期間から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用している。 これによる損益に与える影響はない。 なお、従来の「資本の部」の合計に相当する金額は242,730百万円である。 中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結財務諸表は、改正後の中間連結財務諸表規則により作成している。	当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。これにより税金等調整前当期純利益が3,007百万円減少している。なお、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除している。

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
────────	(企業結合に係る会計基準等) 当中間連結会計期間から「企業結合に係る会計基準」(企業会計審議会　平成15年10月31日) 及び「事業分離等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第７号) 並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号) を適用している。 これによる損益に与える影響はない。	────────

表示方法の変更

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)
(中間連結損益計算書関係) 営業外費用の「為替差損」については、営業外費用の総額の百分の十を超えることとなったため、当中間連結会計期間より区分掲記している。 なお、前中間連結会計期間の為替差損益の金額は444百万円の「為替差益」で、営業外収益の「その他」に含まれている。	(中間連結損益計算書関係) 販売費及び一般管理費の「広告宣伝費」については、販売費及び一般管理費の総額の百分の十を超えることとなったため、当中間連結会計期間より区分掲記している。 なお、前中間連結会計期間の広告宣伝費の金額は6,090百万円で、販売費及び一般管理費の「その他」に含まれている。

追加情報

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、主として社内規定に基づく50%相当額を計上していたが、当中間連結会計期間において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。	────────	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、主として社内規定に基づく50%相当額を計上していたが、当連結会計年度において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 （平成17年９月30日現在）	当中間連結会計期間 （平成18年９月30日現在）	前連結会計年度 （平成18年３月31日現在）
1　有形固定資産に対する減価償却累計額は、542,161百万円である。	1　有形固定資産に対する減価償却累計額は、555,658百万円である。	1　有形固定資産に対する減価償却累計額は、547,706百万円である。
―――――	―――――	2　非連結子会社及び関連会社に係る注記 株式　8,584百万円 出資金　10,706
3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　6,968百万円 ㈶日本航空機エンジン協会　3,727 ㈱ギャラクシーエクスプレス　1,603 ㈶日本航空機開発協会　897 民間航空機㈱　571 P.T. Indocement Tunggal Prakarsa　531 その他12社　3,349 計　17,648 (2) 従業員住宅資金の銀行借入金　2,422百万円 (3) 合計　20,070百万円	3　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　5,235百万円 南通中遠川崎船舶工程有限公司　4,715 ㈶日本航空機開発協会　4,210 ㈱アーステクニカ　1,800 ㈱ギャラクシーエクスプレス　1,603 その他318社　3,150 計　20,717 (2) 従業員住宅資金の銀行借入金　1,881百万円 (3) 合計　22,599百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　5,964百万円 ㈶日本航空機エンジン協会　5,063 ㈶日本航空機開発協会　3,054 ㈱アーステクニカ　2,000 ㈱ギャラクシーエクスプレス　1,603 その他11社　4,087 計　21,774 (2) 従業員住宅資金の銀行借入金　2,128百万円 (3) 合計　23,903百万円
4　受取手形割引高は、12百万円である。	4　受取手形割引高は、24百万円である。	4　受取手形割引高は、84百万円である。
5　受取手形裏書譲渡高の残高はない。	5　同左	5　同左
―――――	6　中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当中間連結会計期間末日が金融機関の休日であったため、次の中間連結会計期間末日満期手形が、中間連結会計期間末残高に含まれている。 受取手形　10,029百万円 支払手形　15,081百万円 設備支払手形　105百万円	―――――

前中間連結会計期間 (平成17年９月30日現在)	当中間連結会計期間 (平成18年９月30日現在)	前連結会計年度 (平成18年３月31日現在)
7　繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。なお、相殺前の繰延ヘッジ損失の総額は3,898百万円、繰延ヘッジ利益の総額は657百万円である。	―――――	7　繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。なお、相殺前の繰延ヘッジ損失の総額は1,449百万円、繰延ヘッジ利益の総額は589百万円である。
8　当社の発行済株式総数は、普通株式1,443,394千株である。	―――――	8　当社の発行済株式総数は、普通株式1,557,714千株である。
9　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式1,116千株である。	―――――	9　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式208千株である。
10　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	10　　同左	10　　同左
11　担保資産及び担保付債務 (1) 担保資産 たな卸資産　4,052百万円 建物及び構築物　3,632 土地　2,529 投資有価証券　234 その他　18 計　10,468 (2) 担保付債務 支払手形及び買掛金　75百万円 短期借入金　5,550 社債　2,000 長期借入金　5,309 計　12,935	11　担保資産及び担保付債務 (1) 担保資産 建物及び構築物　3,207百万円 土地　1,992 投資有価証券　302 その他　16 計　5,518 (2) 担保付債務 支払手形及び買掛金　102百万円 短期借入金　1,128 社債　2,001 長期借入金　3,847 計　7,081	11　担保資産及び担保付債務 (1) 担保資産 建物及び構築物　3,416百万円 土地　2,279 投資有価証券　302 その他　15 計　6,013 (2) 担保付債務 支払手形及び買掛金　58百万円 短期借入金　1,062 社債　2,000 長期借入金　4,616 計　7,737
―――――	―――――	12　無形固定資産に含まれている連結調整勘定の残高は1,085百万円である。

（中間連結損益計算書関係）

<table>
<tr><th>前中間連結会計期間
(平成17年４月１日から
平成17年９月30日まで)</th><th>当中間連結会計期間
(平成18年４月１日から
平成18年９月30日まで)</th><th>前連結会計年度
(平成17年４月１日から
平成18年３月31日まで)</th></tr>
<tr><td>1　当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。</td><td>―</td><td>―</td></tr>
<tr><td>―</td><td>―</td><td>2　一般管理費及び当期製造費用に含まれる研究開発費は27,039百万円である。
　従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当連結会計年度から研究開発費の注記に含めている。
　このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前連結会計年度の研究開発費の金額を当連結会計年度と同様の方法で集計すると26,460百万円となる。</td></tr>
<tr><td>―</td><td>―</td><td>3　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。</td></tr>
<tr><td>―</td><td>―</td><td>4　子会社株式売却益は、㈱エコ・マイニングの売却によるものである。</td></tr>
<tr><td>5　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。</td><td>5　独禁法違反に係る損失は、トンネル換気設備入札に関する公正取引委員会の課徴金納付命令に基づく課徴金である。</td><td>5　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。</td></tr>
<tr><td>6　固定資産減損損失
(1)減損損失を認識した資産グループの概要<table><tr><th>用途</th><th>場所</th><th>種類</th></tr><tr><td>ゴルフ場用資産</td><td>北海道苫小牧市</td><td>コース施設、建物等</td></tr><tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr></table>(2)資産のグルーピングの方法
　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。</td><td>―</td><td>6　固定資産減損損失
(1)減損損失を認識した資産グループの概要<table><tr><th>用途</th><th>場所</th><th>種類</th></tr><tr><td>ゴルフ場用資産</td><td>北海道苫小牧市</td><td>コース施設、建物等</td></tr><tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr></table>(2)資産のグルーピングの方法
　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。</td></tr>
</table>

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
(3) 減損損失の認識に至った経緯 一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。 (4) 回収可能価額の算定方法 回収可能価額は正味売却価額により測定しており、不動産鑑定評価額、固定資産税評価額により評価している。 (5) 減損損失の金額 減損処理額3,007百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。 土地　617 百万円 コース施設　1,085 建物等　1,304 計　3,007		(3) 減損損失の認識に至った経緯 一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。 (4) 回収可能価額の算定方法 回収可能価額は正味売却価額により測定しており、不動産鑑定評価額、固定資産税評価額により評価している。 (5) 減損損失の金額 減損処理額3,007百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。 土地　617 百万円 コース施設　1,085 建物等　1,304 計　3,007
7　子会社株式売却損は、日飛電子精機㈱の売却によるものである。	―――――	7　子会社株式売却損は、日飛電子精機㈱の売却によるものである。
―――――	―――――	8　事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、たな卸資産の評価損失及び清算を予定している現地製造会社 Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。 百万円 移管費用当社負担額　6,977　(6,977) たな卸資産評価損失　6,258　(―) 子会社清算損失　2,579　(2,579) 計　15,815　(9,557) （注）括弧内は事業構造改善損失引当金繰入額である。
―――――	―――――	9　土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。
10　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	10　　同左	―――――

（中間連結剰余金計算書関係）

前中間連結会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間連結会計期間 (平成18年4月1日から 平成18年9月30日まで)	前連結会計年度 (平成17年4月1日から 平成18年3月31日まで)
―――――	―――――	1　当連結会計年度の利益剰余金減少高の「その他」は、英国において会計基準が変更になったことに伴い、連結子会社 Kawasaki Precision Machinery (U.K.) Limited が、退職給付債務の積立不足額を利益剰余金から直接控除したこと等によるものである。

（中間連結株主資本等変動計算書関係）

当中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加　※注1	減少	当中間連結会計期間末
普通株式(千株)	1,557,714	224	―	1,557,939

（注）1　増加数の主な内訳は、次のとおりである。
　(1)転換社債の転換請求による増加　3千株
　(2)新株予約権付社債の新株予約権行使による増加　221千株

2　自己株式に関する事項

株式の種類	前連結会計年度末	増加　※注1	減少　※注2	当中間連結会計期間末
普通株式(千株)	208	64	63	208

（注）1　増加数の主な内訳は、次のとおりである。
　(1)単元未満株式の買取による増加　64千株
　2　減少数の主な内訳は、次のとおりである。
　(1)単元未満株式の買増し請求に応じたことによる減少　10千株
　(2)新株予約権付社債の新株予約権行使に伴い、
　　新株発行に代えて自己株式を交付したことによる減少　53千株

3　配当に関する事項

配当金支払額

決議	株式の種類	配当金の総額 (百万円)	1株当たり配当額 (円)	基準日	効力発生日
平成18年6月27日 定時株主総会	普通株式	4,672	3.0	平成18年3月31日	平成18年6月28日

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　32,685百万円 預入期間が３ヶ月を超える定期預金　△172 現金及び現金同等物　32,512 ――――― ―――――	1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　25,006百万円 預入期間が３ヶ月を超える定期預金　△112 現金及び現金同等物　24,894 ――――― ―――――	1　現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　37,650百万円 預入期間が３ヶ月を超える定期預金　△144 現金及び現金同等物　37,505 2　土壌汚染対策費用の支払額は、旧八千代工場内の土壌汚染に係る対策費用の支払額である。 3　重要な非資金取引の内容 当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使による、資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債減少額との関係 新株予約権の権利行使による資本金の増加額　10,657百万円 新株予約権の権利行使による資本剰余金の増加額　10,657百万円 新株予約権の権利行使による転換社債型新株予約権付社債の減少額　21,497百万円 なお、新株予約権の権利行使による資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債の減少額との差額は、新株の発行に代えて自己株式を交付したことにより生じたものである。

（リース取引関係）

前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	18,382	6,574	11,808
その他	7,555	4,659	2,896
無形固定資産	1,284	847	437
合計	27,223	12,081	15,141

②　未経過リース料中間期末残高相当額

1年内	4,418百万円
1年超	11,588
合計	16,006

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,449百万円
減価償却費相当額	2,282
支払利息相当額	168

④　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

未経過リース料

1年内	454百万円
1年超	885
合計	1,339

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	23,319	7,801	15,517
その他	6,716	4,094	2,621
無形固定資産	1,272	819	453
合計	31,308	12,716	18,592

②　未経過リース料中間期末残高相当額

1年内	4,762百万円
1年超	14,699
合計	19,462

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,512百万円
減価償却費相当額	2,342
支払利息相当額	180

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

(2) オペレーティング・リース取引

未経過リース料

1年内	416百万円
1年超	551
合計	968

前連結会計年度（平成17年４月１日から平成18年３月31日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	20,245	7,207	13,038
その他	7,424	4,872	2,552
無形固定資産	1,351	936	415
合計	29,021	13,015	16,005

②　未経過リース料期末残高相当額

1年内	4,454百万円
1年超	12,445
合計	16,900

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,789百万円
減価償却費相当額	4,468
支払利息相当額	324

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

(2) オペレーティング・リース取引

未経過リース料

1年内	453百万円
1年超	718
合計	1,171

前中間連結会計期間（平成17年4月1日から平成17年9月30日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,285	772	512
その他	287	209	78
無形固定資産	50	28	21
合計	1,623	1,010	612

② 未経過リース料中間期末残高相当額

1年内	442百万円
1年超	690
合計	1,133

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	157百万円
減価償却費	139
受取利息相当額	14

④ 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

該当取引なし

当中間連結会計期間（平成18年4月1日から平成18年9月30日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,529	803	726
その他	291	156	135
無形固定資産	25	14	11
合計	1,846	974	872

② 未経過リース料中間期末残高相当額

1年内	496百万円
1年超	951
合計	1,447

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	156百万円
減価償却費	134
受取利息相当額	16

④ 利息相当額の算定方法

同左

(2) オペレーティング・リース取引

同左

前連結会計年度（平成17年4月1日から平成18年3月31日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,342	825	517
その他	286	235	50
無形固定資産	65	40	24
合計	1,694	1,101	592

② 未経過リース料期末残高相当額

1年内	427百万円
1年超	730
合計	1,157

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	295百万円
減価償却費	263
受取利息相当額	27

④ 利息相当額の算定方法

同左

(2) オペレーティング・リース取引

同左

（有価証券関係）

1　時価のある有価証券

(1) 満期保有目的の債券

区分	前中間連結会計期間（平成17年9月30日現在）			当中間連結会計期間（平成18年9月30日現在）			前連結会計年度（平成18年3月31日現在）		
	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
社債	204	203	△1	302	296	△5	302	293	△9
合計	204	203	△1	302	296	△5	302	293	△9

(2) その他有価証券

区分	前中間連結会計期間（平成17年9月30日現在）			当中間連結会計期間（平成18年9月30日現在）			前連結会計年度（平成18年3月31日現在）		
	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
株式	12,303	44,936	32,632	17,552	39,046	21,493	7,660	31,458	23,797
合計	12,303	44,936	32,632	17,552	39,046	21,493	7,660	31,458	23,797

2　時価評価されていない主な有価証券

内容	前中間連結会計期間（平成17年9月30日現在）	当中間連結会計期間（平成18年9月30日現在）	前連結会計年度（平成18年3月31日現在）
	中間連結貸借対照表計上額（百万円）	中間連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券			
非上場内国債券	2	―	2
(2) その他有価証券			
① 非上場株式	9,317	9,167	9,357
② 優先出資証券	5,000	5,000	5,000
③ 匿名組合出資等	4	1,686	1,721
(3) 子会社関連会社株式	5,529	7,852	6,001
合計	19,854	23,705	22,083

(デリバティブ取引)

デリバティブ取引の契約額等、時価及び評価損益の状況

(1) 通貨関連

種類	前中間連結会計期間 (平成17年9月30日現在)			当中間連結会計期間 (平成18年9月30日現在)			前連結会計年度 (平成18年3月31日現在)		
	契約額等 (百万円)	時価 (百万円)	評価損益 (百万円)	契約額等 (百万円)	時価 (百万円)	評価損益 (百万円)	契約額等 (百万円)	時価 (百万円)	評価損益 (百万円)
為替予約									
売建	55,041	58,462	△3,421	79,666	82,715	△3,049	72,194	75,140	△2,945
買建	2,621	2,631	10	1,867	1,931	63	896	935	38
通貨オプション									
売建									
コール	13,921			2,832			1,379		
(オプション料)	(235)	709	△474	(63)	135	△72	(29)	47	△18
買建									
プット	10,839			2,720			1,350		
(オプション料)	(116)	40	△75	(63)	2	△60	(29)	0	△29
合計	—	—	△3,962	—	—	△3,118	—	—	△2,954

(注) 1 時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

2 デリバティブ取引の評価については、中間連結会計期間(連結会計年度)の末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても中間連結会計期間(連結会計年度)の末日現在の為替相場をもって換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

3 予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

4 当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

金利スワップ取引を行っているが、ヘッジ会計を適用しているため、注記の対象から除いている。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	53,736	84,331	91,293	69,093	68,609	166,338	60,176	593,578	—	593,578
(2) セグメント間の内部売上高又は振替高	589	465	951	7,150	6,120	2,294	21,846	39,417	(39,417)	—
計	54,325	84,796	92,244	76,243	74,729	168,633	82,023	632,996	(39,417)	593,578
営業費用	53,560	82,528	86,642	74,898	80,395	163,490	79,020	620,536	(39,535)	581,001
営業利益又は営業損失(△)	764	2,267	5,602	1,345	△5,665	5,143	3,002	12,459	(△118)	12,577

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	42,106	86,924	114,451	80,509	52,114	189,928	79,816	645,851	—	645,851
(2) セグメント間の内部売上高又は振替高	1,296	259	613	7,941	9,067	4,317	20,224	43,721	(43,721)	—
計	43,403	87,184	115,065	88,450	61,182	194,245	100,040	689,572	(43,721)	645,851
営業費用	45,455	81,040	109,968	83,629	64,909	183,342	95,610	663,956	(43,666)	620,289
営業利益又は営業損失(△)	△2,052	6,144	5,097	4,820	△3,727	10,903	4,430	25,616	(54)	25,562

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

前連結会計年度（平成17年４月１日から平成18年３月31日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	109,696	168,305	218,532	161,431	164,506	366,960	133,054	1,322,487	―	1,322,487
(2) セグメント間の内部売上高又は振替高	1,428	916	2,013	16,936	20,971	6,759	46,758	95,784	(95,784)	―
計	111,125	169,222	220,545	178,368	185,477	373,719	179,812	1,418,271	(95,784)	1,322,487
営業費用	112,832	160,419	210,845	171,563	193,972	353,819	173,154	1,376,606	(95,913)	1,280,692
営業利益又は営業損失(△)	△1,707	8,803	9,700	6,804	△8,494	19,899	6,658	41,665	(△129)	41,794

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

【所在地別セグメント情報】

前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高 (1) 外部顧客に対する売上高	445,137	97,241	36,637	11,307	3,255	593,578	―	593,578
(2) セグメント間の内部売上高又は振替高	99,956	6,996	1,888	8,707	54	117,604	(117,604)	―
計	545,093	104,237	38,525	20,015	3,310	711,183	(117,604)	593,578
営業費用	534,427	103,999	37,833	19,286	3,477	699,024	(118,022)	581,001
営業利益又は営業損失(△)	10,666	237	692	729	△167	12,158	(△418)	12,577

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。
２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高 (1) 外部顧客に対する売上高	459,767	119,598	51,014	9,170	6,300	645,851	―	645,851
(2) セグメント間の内部売上高又は振替高	120,559	8,130	2,048	8,685	77	139,500	(139,500)	―
計	580,327	127,728	53,063	17,856	6,377	785,352	(139,500)	645,851
営業費用	559,793	126,668	51,291	17,446	6,254	761,453	(141,164)	620,289
営業利益又は営業損失(△)	20,534	1,059	1,772	409	123	23,898	(△1,663)	25,562

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。
２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

前連結会計年度（平成17年４月１日から平成18年３月31日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	986, 265	222, 476	80, 817	24, 800	8, 126	1, 322, 487	—	1, 322, 487
(2) セグメント間の内部売上高又は振替高	247, 227	16, 587	4, 052	16, 975	141	284, 984	(284, 984)	—
計	1, 233, 493	239, 064	84, 870	41, 775	8, 267	1, 607, 471	(284, 984)	1, 322, 487
営業費用	1, 192, 244	237, 650	83, 308	40, 315	8, 893	1, 562, 411	(281, 719)	1, 280, 692
営業利益又は営業損失(△)	41, 249	1, 414	1, 562	1, 460	△625	45, 059	(3, 265)	41, 794

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

【海外売上高】

前中間連結会計期間（平成17年４月１日から平成17年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	125,730	51,990	105,593	46,077	329,392
Ⅱ　連結売上高（百万円）	―	―	―	―	593,578
Ⅲ　連結売上高に占める海外売上高の割合（％）	21.1	8.7	17.7	7.7	55.4

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ノルウェー、イタリア、フランス、ドイツ、オランダ
アジア	台湾、中国、韓国、フィリピン、タイ、インドネシア
その他の地域	パナマ、ブラジル、イラン

当中間連結会計期間（平成18年４月１日から平成18年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	155,018	57,931	96,354	60,221	369,526
Ⅱ　連結売上高（百万円）	―	―	―	―	645,851
Ⅲ　連結売上高に占める海外売上高の割合（％）	24.0	8.9	14.9	9.3	57.2

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、イタリア、フランス、オランダ、ドイツ
アジア	中国、韓国、台湾
その他の地域	バハマ、ブラジル、パナマ

前連結会計年度（平成17年４月１日から平成18年３月31日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	282,148	109,060	197,502	107,103	695,815
Ⅱ　連結売上高（百万円）	—	—	—	—	1,322,487
Ⅲ　連結売上高に占める海外売上高の割合（%）	21.3	8.2	14.9	8.0	52.6

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ノルウェー
アジア	台湾、中国、韓国、フィリピン、インドネシア
その他の地域	パナマ、ブラジル、オーストラリア

（１株当たり情報）

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)		当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)		前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)	
１株当たり純資産額	143.86円	１株当たり純資産額	153.44円	１株当たり純資産額	152.53円
１株当たり中間純利益	3.62円	１株当たり中間純利益	7.32円	１株当たり当期純利益	11.20円
潜在株式調整後 １株当たり中間純利益	3.04円	潜在株式調整後 １株当たり中間純利益	6.61円	潜在株式調整後 １株当たり当期純利益	9.45円

（注）１　１株当たり純資産額の算定上の基礎は、以下のとおりである。

	前中間連結会計期間末 (平成17年９月30日現在)	当中間連結会計期間末 (平成18年９月30日現在)	前連結会計年度末 (平成18年３月31日現在)
純資産の部の合計額(百万円)	―――	244,169	―――
純資産の部の合計額から控除する金額(百万円)	―――	5,137	―――
（うち少数株主持分）	(―――)	(5,137)	(―――)
普通株式に係る中間期末の純資産額（百万円）	―――	239,031	―――
１株当たり純資産額の算定に用いられた中間期末の普通株式の数（千株）	―――	1,557,730	―――

２　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりである。

	前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
１株当たり中間（当期）純利益金額			
中間（当期）純利益（百万円）	5,232	11,413	16,467
普通株主に帰属しない金額（百万円）	―――	―――	8
（うち利益処分による役員賞与金(百万円)）	(―――)	(―――)	(8)
普通株式に係る中間（当期）純利益（百万円）	5,232	11,413	16,458
普通株式の期中平均株式数(千株)	1,442,317	1,557,528	1,468,791
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額(百万円)	139	141	250
（うち支払利息等(税額相当額控除後)（百万円)）	(139)	(141)	(250)
普通株式増加数(千株)	322,742	191,342	298,177
（うち転換社債(千株)）	(77,621)	(61,536)	(69,652)
（うち新株予約権付社債(千株)）	(245,121)	(129,805)	(228,524)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―――	―――	―――

（重要な後発事象）

前中間連結会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間連結会計期間 (平成18年４月１日から 平成18年９月30日まで)	前連結会計年度 (平成17年４月１日から 平成18年３月31日まで)
――――――	当社は、平成18年10月31日開催の取締役会決議に基づき、平成18年11月30日を払込期日とする無担保普通社債（発行総額200億円）を発行した。 上記の詳細については、「第５ 経理の状況　２　中間財務諸表等」の重要な後発事象に記載している。	――――――

(2) 【その他】

重要な訴訟案件等

1　当社は、平成８年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年８月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同年９月12日に大阪高等裁判所に控訴したが、平成18年９月14日棄却され代価の８％に相当する1,831百万円の返還を命じる判決を受けた。当社はこれを不服として、同年９月26日に最高裁判所に上告した。

2　当社は、平成８年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他３社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年４月25日福岡地方裁判所から、代価の７％に相当する2,088百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年５月９日に福岡高等裁判所に控訴した。

3　当社は、平成７年に当社が落札した神戸市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の５％に相当する1,364百万円の返還を命じる判決を受けた。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した。

4　当社は、平成８年に日立造船㈱が落札した尼崎市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他４社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の５％に相当する530百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した。

5　当社は、平成６年から同10年にかけて、ごみ焼却施設の入札に関して談合を行っていたとして、平成18年６月27日公正取引委員会より排除措置を命じる審決を受けた。当社はこれを不服として、同年７月27日東京高等裁判所へ審決取消しを求める訴訟を提起した。

6　当社は、国土交通省が発注した鋼鉄製橋梁工事の入札に関して談合を行っていたとして、平成17年６月15日東京高等検察庁より起訴され、平成18年11月10日、東京高等裁判所より２億円の罰金刑の判決を受けた。当社はこの判決を受け入れ、罰金の支払を行う旨決議した。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成17年9月30日現在)			当中間会計期間末 (平成18年9月30日現在)			前事業年度の 要約貸借対照表 (平成18年3月31日現在)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			19,483			11,929			24,578	
2 受取手形	注7,8		1,729			1,623			1,631	
3 売掛金	注7		246,491			306,392			305,372	
4 たな卸資産			226,093			248,197			225,170	
5 繰延税金資産			8,340			19,043			17,180	
6 その他	注3,7,9		76,414			66,182			57,060	
貸倒引当金			△598			△1,202			△672	
流動資産合計			577,953	66.1		652,166	68.5		630,321	68.7
Ⅱ 固定資産										
1 有形固定資産	注1,2		128,044			133,297			130,830	
2 無形固定資産			9,140			9,631			9,459	
3 投資その他の資産										
(1) 投資有価証券	注1	55,202			50,744			43,094		
(2) 関係会社株式		82,527			82,610			82,264		
(3) 繰延税金資産		4,240			11,999			11,071		
(4) その他		19,036			13,217			12,815		
貸倒引当金		△3,070	157,936		△2,200	156,371		△2,786	146,460	
固定資産合計			295,121	33.8		299,300	31.4		286,750	31.2
資産合計			873,074	100.0		951,466	100.0		917,072	100.0

区分	注記番号	前中間会計期間末（平成17年９月30日現在） 金額（百万円）		構成比(%)	当中間会計期間末（平成18年９月30日現在） 金額（百万円）		構成比(%)	前事業年度の要約貸借対照表（平成18年３月31日現在） 金額（百万円）		構成比(%)
（負債の部）										
Ⅰ　流動負債										
1　支払手形	注7,8		28,687			37,325			30,585	
2　買掛金	注7		209,527			265,417			275,694	
3　短期借入金	注1		94,036			98,879			85,010	
4　前受金	注7		73,715			53,188			53,457	
5　賞与引当金			5,756			5,740			8,290	
6　保証工事引当金			1,863			1,923			1,440	
7　受注工事損失引当金			1,504			7,626			7,209	
8　事業構造改善損失引当金			―			―			8,085	
9　その他										
(1) 一年内に償還予定の社債及び転換社債		27,118			10,000			27,118		
(2) コマーシャルペーパー		―			47,000			―		
(3) その他	注7,8	40,355	67,473		46,727	103,727		50,811	77,929	
流動負債合計			482,565	55.2		573,827	60.3		547,704	59.7
Ⅱ　固定負債										
1　社債			70,000			60,000			60,000	
2　転換社債			14,559			14,557			14,559	
3　新株予約権付社債			50,000			28,453			28,503	
4　長期借入金	注1		49,155			50,359			42,900	
5　退職給付引当金			32,494			24,002			22,068	
6　その他	注7		686			1,160			778	
固定負債合計			216,895	24.8		178,533	18.7		168,808	18.4
負債合計			699,460	80.1		752,360	79.0		716,513	78.1

区分	注記番号	前中間会計期間末 (平成17年9月30日現在) 金額（百万円）		構成比 (%)	当中間会計期間末 (平成18年9月30日現在) 金額（百万円）		構成比 (%)	前事業年度の要約貸借対照表 (平成18年3月31日現在) 金額（百万円）		構成比 (%)
（資本の部）										
Ⅰ 資本金	注4		81,427	9.3		—	—		92,084	10.0
Ⅱ 資本剰余金										
1 資本準備金		29,204			—			39,861		
2 その他資本剰余金		2			—			48		
資本剰余金合計			29,206	3.3		—	—		39,910	4.3
Ⅲ 利益剰余金										
1 任意積立金		7,606			—			7,606		
2 中間(当期)未処分利益		37,055			—			47,992		
利益剰余金合計			44,662	5.1		—	—		55,598	6.0
Ⅳ その他有価証券評価差額金			18,449	2.1		—	—		12,993	1.4
Ⅴ 自己株式	注5		△131	△0.0		—	—		△28	△0.0
資本合計			173,613	19.8		—	—		200,558	21.8
負債・資本合計			873,074	100.0		—	—		917,072	100.0
（純資産の部）										
Ⅰ 株主資本										
1 資本金			—	—		92,106	9.6		—	—
2 資本剰余金										
(1) 資本準備金		—			39,877			—		
(2) その他資本剰余金		—			49			—		
資本剰余金合計			—	—		39,926	4.1		—	—
3 利益剰余金										
(1) その他利益剰余金										
特別償却積立金		—			644			—		
固定資産圧縮積立金		—			7,129			—		
繰越利益剰余金		—			50,439			—		
利益剰余金合計			—	—		58,213	6.1		—	—
4 自己株式			—	—		△33	△0.0		—	—
株主資本合計			—	—		190,212	19.9		—	—
Ⅱ 評価・換算差額等										
1 その他有価証券評価差額金			—	—		11,803	1.2		—	—
2 繰延ヘッジ損益			—	—		△2,910	△0.3		—	—
評価・換算差額等合計			—	—		8,893	0.9		—	—
純資産合計			—	—		199,105	20.9		—	—
負債純資産合計			—	—		951,466	100.0		—	—

② 【中間損益計算書】

		前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)			当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)			前事業年度の 要約損益計算書 (平成17年4月1日から 平成18年3月31日まで)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高	注1,2		361,495	100.0		415,665	100.0		845,957	100.0
Ⅱ 売上原価			333,021	92.1		379,820	91.3		768,191	90.8
売上総利益			28,473	7.8		35,844	8.6		77,766	9.1
Ⅲ 販売費及び一般管理費	注3		22,062	6.1		21,674	5.2		47,621	5.6
営業利益			6,411	1.7		14,170	3.4		30,144	3.5
Ⅳ 営業外収益										
1 受取利息	注2	405			511			834		
2 受取配当金	注2	2,142			2,508			6,944		
3 その他		2,015	4,563	1.2	555	3,575	0.8	3,935	11,715	1.3
Ⅴ 営業外費用										
1 支払利息		653			846			1,384		
2 社債利息		981			870			1,871		
3 為替差損		3,300			3,201			9,924		
4 その他		1,544	6,480	1.7	2,037	6,955	1.6	5,308	18,488	2.1
経常利益			4,494	1.2		10,790	2.5		23,371	2.7
Ⅵ 特別利益										
1 退職給付信託設定益	注4	—	—	—	—	—	—	12,901	12,901	1.5
Ⅶ 特別損失										
1 独禁法違反に係る損失	注5	542			128			730		
2 固定資産減損損失	注6	821			—			821		
3 事業構造改善損失	注7	—			—			17,084		
4 土壌汚染対策費用	注8	—			—			1,053		
5 関係会社株式等評価損	注9	—	1,363	0.3	—	128	0.0	936	20,626	2.4
税引前中間(当期)純利益			3,131	0.8		10,662	2.5		15,645	1.8
法人税、住民税及び事業税	注11	442			3,374			13,869		
法人税等調整額		—	442	0.1	—	3,374	0.8	△11,849	2,020	0.2
中間(当期)純利益			2,689	0.7		7,288	1.7		13,625	1.6
前期繰越利益			34,366			—			34,366	
中間(当期)未処分利益			37,055			—			47,992	

③ 【中間株主資本等変動計算書】

当中間会計期間(平成18年４月１日から平成18年９月30日まで)

	株主資本								
	資本金	資本剰余金		利益剰余金				自己株式	株主資本合計
				その他利益剰余金					
		資本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金		
平成18年３月31日残高(百万円)	92,084	39,861	48	735	6,775	95	47,992	△28	187,565
中間会計期間中の変動額									
新株の発行	21	15							36
剰余金の配当 (注)							△4,672		△ 4,672
中間純利益							7,288		7,288
自己株式の取得								△23	△ 23
自己株式の処分			0					18	19
特別償却積立金取崩 (注)				△222			222		—
固定資産圧縮積立金取崩 (注)					△186		186		—
固定資産圧縮特別勘定積立金取崩 (注)						△95	95		—
特別償却積立金の積立 (注)				131			△131		—
固定資産圧縮積立金の積立 (注)					540		△540		—
中間会計期間中の変動額合計(百万円)	21	15	0	△90	353	△95	2,447	△5	2,647
平成18年９月30日残高(百万円)	92,106	39,877	49	644	7,129	—	50,439	△33	190,212

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日残高(百万円)	12,993	—	12,993	200,558
中間会計期間中の変動額				
新株の発行				36
剰余金の配当 (注)				△4,672
中間純利益				7,288
自己株式の取得				△ 23
自己株式の処分				19
特別償却積立金取崩 (注)				—
固定資産圧縮積立金取崩 (注)				—
固定資産圧縮特別勘定積立金取崩 (注)				—
特別償却積立金の積立 (注)				—
固定資産圧縮積立金の積立 (注)				—
株主資本以外の項目の中間会計期間中の変動額(純額)	△1,189	△2,910	△4,099	△4,099
中間会計期間中の変動額合計(百万円)	△1,189	△2,910	△4,099	△1,452
平成18年９月30日残高(百万円)	11,803	△2,910	8,893	199,105

(注) 平成18年６月の定時株主総会における利益処分項目である。

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)	前事業年度 (平成17年4月1日から 平成18年3月31日まで)
1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 個別法及び移動平均法による原価法により評価している。 (3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。 2 固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（5年）に基づく定額法により償却している。 3 引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 同左 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左 2 固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左 3 引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 当社の賞与支給規程に基づき従業員に支給する賞与に充てるため、支給見込額に基づき計上している。	1 資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左 2 固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左 3 引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)	前事業年度 (平成17年4月1日から 平成18年3月31日まで)
(3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	(3) 保証工事引当金 同左	(3) 保証工事引当金 同左
(4) 受注工事損失引当金 当中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間会計期間末時点で当該損失額を合理的に見積もることが可能な工事について、当下半期以降の損失見積額を計上している。	(4) 受注工事損失引当金 同左	(4) 受注工事損失引当金 当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当事業年度末時点で当該損失額を合理的に見積もることが可能な工事について、翌事業年度以降の損失見積額を計上している。
―――――	―――――	(5) 事業構造改善損失引当金 エンブラエル社(ブラジル)と共同開発した旅客機(EMBRAER190)の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失の見積額を計上している。
(6) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産(退職給付信託を含む)の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(6) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産(退職給付信託を含む)の見込額に基づき当中間会計期間末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間会計期間に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。	(6) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産(退職給付信託を含む)の見込額に基づき当事業年度末において発生していると認められる額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。
4 外貨建の資産及び負債の本邦通貨への換算基準 改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))によっている。	4 外貨建の資産及び負債の本邦通貨への換算基準 同左	4 外貨建の資産及び負債の本邦通貨への換算基準 同左
5 収益の計上基準 長期・大型の請負工事(工期1年超、請負金額30億円以上)に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。 なお、引渡受注工事の売上金額が決定せず及び(又は)売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	5 収益の計上基準 同左	5 収益の計上基準 同左

<table>
<tr><th>前中間会計期間
(平成17年４月１日から
平成17年９月30日まで)</th><th>当中間会計期間
(平成18年４月１日から
平成18年９月30日まで)</th><th>前事業年度
(平成17年４月１日から
平成18年３月31日まで)</th></tr>
<tr><td>６　リース取引の処理方法
　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>６　リース取引の処理方法
同左</td><td>６　リース取引の処理方法
同左</td></tr>
<tr><td>７　ヘッジ会計の方法
(1) ヘッジ会計の方法
　繰延ヘッジ処理を採用している。
(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨オプション</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>(3) ヘッジ方針
　社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
(4) ヘッジ有効性評価の方法
　金融商品会計に関する実務指針に基づき評価している。</td><td>７　ヘッジ会計の方法
(1) ヘッジ会計の方法
同左
(2) ヘッジ手段とヘッジ対象
同左
(3) ヘッジ方針
同左
(4) ヘッジ有効性評価の方法
同左</td><td>７　ヘッジ会計の方法
(1) ヘッジ会計の方法
同左
(2) ヘッジ手段とヘッジ対象
同左
(3) ヘッジ方針
同左
(4) ヘッジ有効性評価の方法
同左</td></tr>
<tr><td>８　その他中間財務諸表作成のための重要な事項
消費税等の会計処理
　消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>８　その他中間財務諸表作成のための重要な事項
消費税等の会計処理
同左</td><td>８　その他財務諸表作成のための重要な事項
消費税等の会計処理
同左</td></tr>
</table>

会計方針の変更

前中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間会計期間 (平成18年４月１日から 平成18年９月30日まで)	前事業年度 (平成17年４月１日から 平成18年３月31日まで)
当中間会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。 これにより税引前中間純利益が821百万円減少している。 なお、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除している。	(貸借対照表の純資産の部の表示に関する会計基準等) (自己株式及び準備金の額の減少等に関する会計基準等の一部改正) 当中間会計期間から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用している。 これによる損益に与える影響はない。 なお、従来の「資本の部」の合計に相当する金額は202,016百万円である。 中間財務諸表等規則の改正により、当中間会計期間における中間財務諸表は、改正後の中間財務諸表等規則により作成している。	当事業年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用している。 これにより税引前当期純利益が821百万円減少している。なお、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除している。
――――――	(企業結合に係る会計基準等) 当中間会計期間から「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第７号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　平成17年12月27日　企業会計基準適用指針第10号）を適用している。 これによる損益に与える影響はない。	――――――

表示方法の変更

前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)
(中間損益計算書関係) 営業外費用の「為替差損」については、営業外費用の総額の百分の十を超えることとなったため、当中間会計期間より区分掲記している。 なお、前中間会計期間の為替差損益の金額は391百万円の「為替差益」で、営業外収益の「その他」に含まれている。	―――――

追加情報

前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)	前事業年度 (平成17年4月1日から 平成18年3月31日まで)
従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、社内規定に基づく50%相当額を計上していたが、当中間会計期間において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。	―――――	従来、役員退職慰労引当金として、役員の退職慰労金の支給に備え、社内規定に基づく50%相当額を計上していたが、当事業年度において役員退職慰労金制度を廃止したことに伴い、当該引当金を取崩し、確定債務として計上している。

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
1 担保について 担保に供している資産は次のとおりである。 (1)有形固定資産のうち建物 163百万円 (2)有形固定資産のうち土地 527百万円 (3)投資有価証券 30百万円 担保付債務は次のとおりである。 短期借入金 799百万円 長期借入金 3,145 計 3,945	1 担保について 下記の資産については短期借入金796百万円、長期借入金2,310百万円の担保に供されている。 (1)有形固定資産のうち建物 148百万円 (2)有形固定資産のうち土地 527百万円	1 担保について 下記の資産については短期借入金793百万円、長期借入金2,672百万円の担保に供されている。 (1)有形固定資産のうち建物 155百万円 (2)有形固定資産のうち土地 527百万円
2 有形固定資産に対する減価償却累計額は、343,695百万円である。 3 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。 なお、相殺前の繰延ヘッジ損失の総額は、3,163百万円、繰延ヘッジ利益の総額は315百万円である。	2 有形固定資産に対する減価償却累計額は、348,713百万円である。 ―――――	2 有形固定資産に対する減価償却累計額は、344,978百万円である。 3 繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失(流動資産その他)として計上している。 なお、相殺前の繰延ヘッジ損失の総額は861百万円、繰延ヘッジ利益の総額は368百万円である。

前中間会計期間 (平成17年９月30日現在)	当中間会計期間 (平成18年９月30日現在)	前事業年度 (平成18年３月31日現在)
4　株式の状況 　会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	──────	4　株式の状況 　会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,557,714,707株である。
5　自己株式 　当社が保有する自己株式の数は、普通株式1,022千株である。	──────	5　自己株式 　当社が保有する自己株式の数は、普通株式113千株である。
6　保証債務	6　保証債務	6　保証債務
(1) 銀行借入金等 ㈶日本航空機エンジン協会　3,727百万円 ㈱ギャラクシーエクスプレス　1,603 ㈶日本航空機開発協会　897 その他3社　956 計　7,185	(1) 銀行借入金等 ㈶日本航空機エンジン協会　5,235百万円 ㈶日本航空機開発協会　4,210 ㈱ギャラクシーエクスプレス　1,603 その他2社　370 計　11,421	(1) 銀行借入金等 ㈶日本航空機エンジン協会　5,063百万円 ㈶日本航空機開発協会　3,054 ㈱ギャラクシーエクスプレス　1,603 その他3社　760 計　10,483
(2) 関係会社銀行借入金等 ㈱川崎造船　30,770百万円 南通中遠川崎船舶工程有限公司　6,968 ㈱川重ガスタービン研究所　5,829 カワサキプラントシステムズ㈱　3,930 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.　2,189 その他３社　1,662 計　51,349	(2) 関係会社銀行借入金等 ㈱川崎造船　17,807百万円 カワサキプラントシステムズ㈱　6,880 南通中遠川崎船舶工程有限公司　4,715 ㈱川重ガスタービン研究所　4,629 ㈱アーステクニカ　1,800 その他2社　1,455 計　37,288	(2) 関係会社銀行借入金等 ㈱川崎造船　14,342百万円 南通中遠川崎船舶工程有限公司　5,964 ㈱川重ガスタービン研究所　5,229 カワサキプラントシステムズ㈱　4,211 ㈱アーステクニカ　2,000 その他3社　1,654 計　33,401
(3) 従業員住宅資金の銀行借入金　2,389百万円	(3) 従業員住宅資金の銀行借入金　1,860百万円	(3) 従業員住宅資金の銀行借入金　2,105百万円
(4) 合計　60,923百万円	(4) 合計　50,570百万円	(4) 合計　45,990百万円
──────	──────	7　関係会社に係る注記 受取手形及び売掛金　135,665百万円 前渡金　9,769百万円 短期貸付金　25,511百万円 支払手形及び買掛金　49,201百万円 前受金　10,169百万円 その他の負債合計　18,541百万円

前中間会計期間 (平成17年9月30日現在)	当中間会計期間 (平成18年9月30日現在)	前事業年度 (平成18年3月31日現在)
―――――	8　中間会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。 　なお、当中間会計期間末日が金融機関の休日であったため、次の中間会計期間末日満期手形が、中間会計期間末残高に含まれている。 受取手形　710百万円 支払手形　3,919百万円 設備支払手形　54百万円	―――――
9　未収消費税等は、流動資産の「その他」に含めて表示している。	9　同左	9　同左
―――――	―――――	10　配当制限 (1) 平成6年8月10日発行の第5回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 　当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当(中間配当を含む)累計額が、監査済の損益計算書(財務諸表等規則による)に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当(中間配当を含む)を行わない。この場合、平成7年4月1日以降の中間配当は各直前決算期の配当とみなす。ただし、株式分割についてはこの限りではない。 (2) 商法施行規則第124条第3号の規定により、配当に充当することが制限されている金額は12,993百万円である。

（中間損益計算書関係）

<table>
<tr><th>前中間会計期間
（平成17年４月１日から
平成17年９月30日まで）</th><th>当中間会計期間
（平成18年４月１日から
平成18年９月30日まで）</th><th>前事業年度
（平成17年４月１日から
平成18年３月31日まで）</th></tr>
<tr><td>１　当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。</td><td>――――――</td><td>――――――</td></tr>
<tr><td>――――――</td><td>――――――</td><td>２　関係会社に係る注記
売上高　353,606百万円
受取利息　799百万円
受取配当金　6,045百万円</td></tr>
<tr><td>――――――</td><td>――――――</td><td>３　一般管理費及び当期製造費用に含まれる研究開発費は24,699百万円である。
従来、製造費用として処理している汎用機事業におけるニューモデル開発等に係る費用は研究開発費の注記に含めていなかったが、近年の汎用機事業の業績全体に対する比重の高まりを受け、財務諸表等の利用者の意思決定に有用かつ適切な情報を提供すること及び他社の財務諸表との比較可能性を担保することを目的として、当事業年度から研究開発費の注記に含めている。
このため、研究開発費の金額が従来と比べ14,417百万円多くなっている。また、前事業年度の研究開発費の金額を当事業年度と同様の方法で集計すると24,146百万円となる。</td></tr>
<tr><td>――――――</td><td>――――――</td><td>４　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。</td></tr>
<tr><td>５　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の排除勧告に応諾したことに伴い、課徴金納付見込額を計上したものである。</td><td>５　独禁法違反に係る損失は、トンネル換気設備入札に関する公正取引委員会の課徴金納付命令に基づく課徴金である。</td><td>５　独禁法違反に係る損失は、鋼鉄製橋梁入札に関する公正取引委員会の課徴金納付命令に基づく課徴金等である。</td></tr>
<tr><td>６　固定資産減損損失
(1)減損損失を認識した資産グループの概要<table><tr><th>用途</th><th>場所</th><th>種類</th></tr><tr><td>賃貸用資産</td><td>東京都千代田区</td><td>土地</td></tr><tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr></table>(2)資産のグルーピングの方法
資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。</td><td>――――――</td><td>６　固定資産減損損失
(1)減損損失を認識した資産グループの概要<table><tr><th>用途</th><th>場所</th><th>種類</th></tr><tr><td>賃貸用資産</td><td>東京都千代田区</td><td>土地</td></tr><tr><td>遊休資産</td><td>神戸市中央区他</td><td>土地等</td></tr></table>(2)資産のグルーピングの方法
資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取扱っている。</td></tr>
</table>

前中間会計期間 (平成17年4月1日から 平成17年9月30日まで)	当中間会計期間 (平成18年4月1日から 平成18年9月30日まで)	前事業年度 (平成17年4月1日から 平成18年3月31日まで)
(3)減損損失の認識に至った経緯 一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。 (4)回収可能価額の算定方法 回収可能価額は正味売却価額により測定しており、固定資産税評価額により評価している。 (5)減損損失の金額 減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。 土地 807 百万円 建物等 13 計 821		(3)減損損失の認識に至った経緯 一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。 (4)回収可能価額の算定方法 回収可能価額は正味売却価額により測定しており、固定資産税評価額により評価している。 (5)減損損失の金額 減損処理額821百万円は固定資産減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。 土地 807 百万円 建物等 13 計 821
――――――	――――――	7 事業構造改善損失は、エンブラエル社（ブラジル）と共同開発した旅客機（EMBRAER190）の当社製造分担範囲を見直し、一部を同社へ移管することについて基本合意に達したことに伴い発生が見込まれる損失であり、移管費用の当社負担額、仕掛品評価損失及び清算を予定している現地製造会社Kawasaki Aeronautica Do Brasil Industria Ltda. に係る損失である。 百万円 移管費用 当社負担額 6,977 (6,977) たな卸資産 評価損失 6,258 (—) 子会社 清算損失 3,848 (1,107) 計 17,084 (8,085) (注) 括弧内は事業構造改善損失引当金繰入額である。
――――――	――――――	8 土壌汚染対策費用は、旧八千代工場内の土壌汚染に関するものである。
――――――	――――――	9 関係会社株式等評価損は、川重工事㈱及び上海中遠川崎重工鋼結構有限公司に対するものである。
10 減価償却実施額 (1) 有形固定資産 6,285百万円 (2) 無形固定資産 1,346百万円	10 減価償却実施額 (1) 有形固定資産 6,469百万円 (2) 無形固定資産 1,270百万円	10 減価償却実施額 (1) 有形固定資産 13,582百万円 (2) 無形固定資産 2,844百万円
11 当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	11 同左	――――――

(中間株主資本等変動計算書関係)

当中間会計期間(自　平成18年4月1日　至　平成18年9月30日)

1　自己株式に関する事項

株式の種類	前事業年度末	増加　※注1	減少　※注2	当中間会計期間末
普通株式(千株)	113	64	63	113

(注) 1　増加数の主な内訳は、次のとおりである。
(1)単元未満株式の買取による増加　64千株
2　減少数の主な内訳は、次のとおりである。
(1)単元未満株式の買増し請求に応じたもの　10千株
(2)新株予約権付社債の新株予約権行使に伴い、新株発行に代えて自己株式を交付したことによるもの　53千株

(リース取引関係)

前中間会計期間(平成17年4月1日から平成17年9月30日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	18,047	7,858	10,189
無形固定資産	854	545	308
合計	18,901	8,403	10,498

(2)　未経過リース料中間期末残高相当額

1年内	2,844百万円
1年超	7,847
合計	10,692

当中間会計期間(平成18年4月1日から平成18年9月30日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	21,046	8,176	12,869
無形固定資産	743	562	180
合計	21,789	8,739	13,050

(2)　未経過リース料中間期末残高相当額

1年内	2,930百万円
1年超	10,313
合計	13,243

前事業年度(平成17年4月1日から平成18年3月31日まで)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置	14,762	4,982	9,779
工具器具備品	4,752	3,486	1,266
その他	166	75	91
無形固定資産	814	589	224
合計	20,495	9,133	11,361

(2)　未経過リース料期末残高相当額

1年内	2,840百万円
1年超	8,723
合計	11,563

前中間会計期間 (平成17年４月１日から 平成17年９月30日まで)	当中間会計期間 (平成18年４月１日から 平成18年９月30日まで)	前事業年度 (平成17年４月１日から 平成18年３月31日まで)
(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 1,684百万円 減価償却費相当額 1,579 支払利息相当額 106	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 1,709百万円 減価償却費相当額 1,590 支払利息相当額 132	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料 3,344百万円 減価償却費相当額 3,131 支払利息相当額 225
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左
2 オペレーティング・リース取引 該当取引なし。	2 オペレーティング・リース取引 同左	2 オペレーティング・リース取引 同左

(有価証券関係)

子会社株式及び関連会社株式で時価のあるもの

種類	前中間会計期間末 (平成17年９月30日)			当中間会計期間末 (平成18年９月30日)			前事業年度末 (平成18年３月31日)		
	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	635	5,378	4,743	635	6,538	5,903	635	6,007	5,372
関連会社株式	1,104	2,246	1,142	324	1,633	1,309	1,104	2,521	1,417
合計	1,739	7,625	5,885	959	8,171	7,212	1,739	8,529	6,790

(１株当たり情報)

中間連結財務諸表を作成しているため、記載を省略している。

（重要な後発事象）

前中間会計期間 （平成17年４月１日から 平成17年９月30日まで）	当中間会計期間 （平成18年４月１日から 平成18年９月30日まで）	前事業年度 （平成17年４月１日から 平成18年３月31日まで）
――――――	平成18年10月31日開催の取締役会決議に基づき、以下の通り普通社債を発行した。 １．第27回無担保普通社債 (1)発 行 日　平成18年11月30日 (2)発行総額　100億円 (3)発行価額　額面100円につき金100円 (4)利　　率　額面金額の年1.52％ (5)償還期限　平成23年11月30日 (6)担　　保　無担保 (7)資金使途　社債償還資金に充当 (8)募集方法　公募 ２．第28回無担保普通社債 (1)発 行 日　平成18年11月30日 (2)発行総額　100億円 (3)発行価額　額面100円につき金100円 (4)利　　率　額面金額の年1.84％ (5)償還期限　平成25年11月29日 (6)担　　保　無担保 (7)資金使途　社債償還資金に充当 (8)募集方法　公募	――――――

(2) 【その他】

①当中間会計期間終了後の状況

当社は18年10月1日をもって、プラント・環境・鉄構事業の環境部門を会社分割により、「カワサキ環境エンジニアリング㈱」として分社独立させた。

なお、分社により当社から同社に承継された資産及び負債の金額は以下のとおりである。

区分	金額(百万円)
流動資産	26,842
固定資産	1,151
資産計	27,993
流動負債	18,306
固定負債	2,027
負債計	20,333

②重要な訴訟案件等

1 当社は、平成8年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年8月31日京都地方裁判所から、代価の5%に相当する1,144百万円の返還を命じる判決を受けた。当社はこれを不服として、同年9月12日に大阪高等裁判所に控訴したが、平成18年9月14日棄却され代価の8%に相当する1,831百万円の返還を命じる判決を受けた。当社はこれを不服として、同年9月26日に最高裁判所に上告した。

2 当社は、平成8年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他3社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年4月25日福岡地方裁判所から、代価の7%に相当する2,088百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年5月9日に福岡高等裁判所に控訴した。

3 当社は、平成7年に当社が落札した神戸市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の5%に相当する1,364百万円の返還を命じる判決を受けた。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した。

4 当社は、平成8年に日立造船㈱が落札した尼崎市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他4社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の5%に相当する530百万円を連帯して返還するよう命じる判決を受けた。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した。

5 当社は、平成6年から同10年にかけて、ごみ焼却施設の入札に関して談合を行っていたとして、平成18年6月27日公正取引委員会より排除措置を命じる審決を受けた。当社はこれを不服として、同年7月27日東京高等裁判所へ審決取消しを求める訴訟を提起した。

6 当社は、国土交通省が発注した鋼鉄製橋梁工事の入札に関して談合を行っていたとして、平成17年6月15日東京高等検察庁より起訴され、平成18年11月10日、東京高等裁判所より2億円の罰金刑の判決を受けた。当社はこの判決を受け入れ、罰金の支払を行う旨決議した。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書 及びその添付書類	平成17年度　自　平成17年４月１日 至　平成18年３月31日	平成18年６月27日 関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書	平成18年４月３日 関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第12号（提出会社の財政状態及び経営成績に著しい影響を与える事象）及び19号（連結会社の財政状態及び経営成績に著しい影響を与える事象）の規定に基づく臨時報告書	平成18年４月20日 関東財務局長に提出。
(3)	訂正発行登録書	平成17年10月24日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成18年４月３日 平成18年４月20日 平成18年６月27日 関東財務局長に提出。
(4)	発行登録追補書類及びその添付書類		平成18年11月24日 近畿財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の中間監査報告書

平成17年11月28日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之　㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛　㊞
指定社員 業務執行社員	公認会計士	橘		和	良　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間連結財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成18年12月１日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之　㊞
指定社員 業務執行社員	公認会計士	黒　崎　　寛　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間(平成18年４月１日から平成18年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成18年４月１日から平成18年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は当中間連結会計期間から貸借対照表の純資産の部の表示に関する会計基準を適用しているため、当該会計基準により中間連結財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成17年11月28日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成17年４月１日から平成18年３月31日までの平成17年度の中間会計期間（平成17年４月１日から平成17年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年４月１日から平成17年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成18年12月１日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中　谷　紀　之　㊞
指定社員 業務執行社員	公認会計士	黒　崎　　寛　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成18年４月１日から平成19年３月31日までの平成18年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は当中間会計期間から貸借対照表の純資産の部の表示に関する会計基準を適用しているため、当該会計基準により中間財務諸表を作成している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 1

2006 Semiannual Report

For the six months ended September 30, 2006

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005

	Millions of yen		*Thousands of U.S. dollars*
	2006	*2005*	***2006***
For the period:			
Net sales	**¥ 645,852**	¥ 593,579	**$ 5,478,429**
Operating income	**25,562**	12,577	**216,829**
Net income	**11,414**	5,233	**96,819**
Research and development expenses	**14,300**	11,200	**121,300**
Depreciation and amortization	**14,879**	14,384	**126,211**
Net cash provided by (used for) operating activities	**(10,767)**	11,216	**(91,331)**
Per share (in yen and U.S. dollars):			
Net income	**¥ 7.33**	¥ 3.63	**$ 0.06**
Cash dividends	**—**	—	**—**
At end of the period:			
Total assets	**¥1,319,100**	¥1,193,901	**$11,189,244**
Total shareholders' equity	**244,170**	207,499	**2,071,168**
Orders received and outstanding:			
Orders received during the period	**¥ 763,844**	¥ 516,694	**$ 6,479,294**
Order backlog at end of the period	**1,424,960**	1,191,717	**12,087,200**
Number of employees	**29,461**	29,024	

Notes: 1. This semiannual report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥117.89 to $1.00, the approximate rate of exchange at September 30, 2006.

Net Sales (Billions of yen)



Apr. 2006—Mar. 2007
645.9
Apr. 2005—Mar. 2006
593.6
728.9
Apr. 2004—Mar. 2005
537.7
703.9
Apr. 2003—Mar. 2004
523.3
637.0
Apr. 2002—Mar. 2003
539.7
699.9
0
500
1,000
1,500
First half
Second half

Net Income (Loss) (Billions of yen)



Apr. 2006—Mar. 2007
11.4
Apr. 2005—Mar. 2006
5.2
11.3
Apr. 2004—Mar. 2005
3.4
8.1
Apr. 2003—Mar. 2004
(3.4)
9.7
Apr. 2002—Mar. 2003
(3.5)
16.5
–5
0
5
10
15
20
First half
Second half

To Our Shareholders

New Medium-Term Business Plan "Global K"
Targeting Before-Tax ROIC of 14% and Recurring Profit of ¥90 Billion

Further Gains in Operating Income and Net Income

The Japanese economy continued on an expansionary trend during the interim period under review, ended September 30, 2006, propelled by growth in personal consumption and exports as well as by increases in private capital investment driven by an improvement in corporate earnings. Outside Japan, although some sectors in the U.S. economy slowed, the world economy continued to be generally strong, driven especially by expansion in Europe, China, and the rest of Asia.

Nevertheless, the operating environment for the Kawasaki Heavy Industries (KHI) Group continued to present challenges. Lackluster conditions prevailed in the domestic public works market, and prices of raw materials, such as steel and crude oil, remained at high levels, while prices of more costly materials, such as aluminum and titanium, rose sharply and shortages emerged.

Amid these conditions, the KHI Group maintained its proactive posture of confronting the challenges and aggressively pursuing market opportunities in the operating environment. As a consequence, the Group's net sales grew ¥52.3 billion, or 8.8% from the interim period of the previous year, to ¥645.9 billion, led especially by higher sales in the Aerospace and Consumer Products & Machinery segments.

Profitability showed further improvement, as a consequence of active measures to increase earnings in all aspects of the Group's operations. Operating income rose ¥13.0 billion, up 103.2% over the interim period of the previous year, to ¥25.6 billion. Net income for the period rose ¥6.2 billion, up 118.1%, to ¥11.4 billion.

Our basic policy is to pay dividends appropriate to earnings performance, while giving careful attention to increasing retained earnings. After giving due consideration to the uncertainties in the operating environment for the full fiscal year ending March 31, 2007, we have decided not to pay a cash dividend for the interim period under review.

Preparation of a New Medium-Term Business Plan and Emphasis on Compliance

Under its previous medium-term business plan, which was based on the fundamental policy of "Quality Followed by Quantity," the KHI Group has exercised selectivity and focus in its allocation of resources. As a consequence, the Group has been able to restore the profitability of its activities, improve its financial position, and steadily improve the soundness of its business base. To move up to the next stage in growth and development, we have prepared a new medium-term business plan entitled "Global K." The new plan will begin in the current fiscal year and extend through the fiscal year ending March 31, 2011 and targets before-tax return on invested capital (ROIC)*1 of 14% and recurring profit*2 of ¥90 billion.

As we implement this new plan, we will be working to greatly improve the quality of our management activities. This will include strengthening our internal control systems, placing strong emphasis on compliance, and endeavoring to fulfill our responsibilities to society. With these goals in mind, in October 2006, we formed a specialized unit, the Corporate Social Responsibility (CSR) Department, which has the responsibility for driving our CSR activities.

The KHI Group is steadily implementing various policies to strengthen profitability in all its business activities and reform its business portfolio, with the objective of enhancing its corporate value. We would like to take this opportunity to ask you, our shareholders, for your renewed support and cooperation.

December 2006

T. Ohashi

Tadaharu Ohashi
President

*1, *2 See page 6

Medium-Term Business Plan "**Global K**"

"Global Kawasaki"—The Next Exciting Stage

KHI's new Medium-Term Business Plan "Global K" will begin in fiscal 2007, ending March 31, 2007, and extend through fiscal 2011. The first step in preparing this plan was to create a vision for the KHI Group and each of its business domains a decade into the future. Looking toward this vision of the future, KHI then developed this medium-term plan for growth for the next five years. The plan will be revised as necessary in fiscal 2009.

1. CORPORATE VISION

Enriching Lifestyles and Helping Safeguard the Environment: Global Kawasaki

KHI aims to become a leading global enterprise that enriches lifestyles and helps safeguard the environment through its businesses, which encompass land, sea and air transportation systems, as well as the energy and environmental engineering sectors.

What Each Business Should Be 10 Years in the Future

Rolling Stock
A world-class maker of rolling stock systems that draws on leading-edge technologies and feature top quality

Aerospace
A leader in Japan's aerospace industry, with solid competitiveness internationally in aircraft manufacturing

Gas Turbines & Machinery
A prime mover manufacturer with world-class technologies in the transportation equipment and energy fields

Consumer Products & Machinery
A leisure vehicle and engine manufacturer with a top brand recognized for high quality and high performance

Energy & Environmental Engineering
A global leader in energy and environmental engineering with a reputation built on superb, proprietary technologies

Industrial Robots
A world-leading industrial robot manufacturer with a reputation built on key and systems technologies for high-performance and multifunctional robots

Shipbuilding
A shipbuilder with world-class profitability that draws on advanced technologies and a production site in China to withstand market swings

Industrial Hydraulic Products
One of the world's top five hydraulic equipment manufacturers, with outstanding technologies and product quality

2. BASIC OBJECTIVES



Quality Followed by Quantity
Selectivity and Concentration
Stronger Non-Price Competitiveness

KHI should make major leaps forward to become a highly profitable, globally recognized enterprise by

(1) **Implementing ongoing reforms** to establish a sustainable growth cycle
(2) **Achieving steady growth** in keeping with the Global Kawasaki Vision
(3) **Building a solid Kawasaki brand** by leveraging consumer trust
(4) Reinforcing the CSR organization to **enhance corporate quality**

3. SELECTIVITY AND CONCENTRATION

1. Positioning of KHI Businesses



"Global Kawasaki"
Rolling Stock
Aerospace
Gas Turbines & Machinery
Consumer Products & Machinery
Energy & Environmental Engineering
Industrial Robots, Shipbuilding, and Industrial Hydraulic Products
Four Core Businesses
Developing Business
Self-Sufficient Businesses

Four Core Businesses
Rolling Stock, Aerospace, Gas Turbines & Machinery, and Consumer Products & Machinery

Should be operating globally as earnings drivers of the KHI Group

Developing Business
Energy & Environmental Engineering
(Redirecting the Plant & Infrastructure Engineering business toward energy-related and environmental-related activities to achieve further growth and development)

Should be nurtured as a new earnings driver of the Group by implementing various measures, including redirection of businesses and M&A

Self-Sufficient Businesses
Industrial Robots, Shipbuilding, and Industrial Hydraulic Products

Should establish a position as a specialist in each business field and secure stable earnings

2. Positioning of Business Units/Products

	Priority Businesses Will drive sustainable growth. Expand earnings through focused investments	Developing Businesses Strengthen competitiveness through focused investments	Businesses with Stable Earnings Achieve consistent returns	Businesses Requiring Structural Reform
Rolling Stock	Railcars for overseas markets	Railway systems Gigacell-powered LRVs	Railcars for Japanese market	Policies will be decided going forward and focus will be on public-sector investment related areas in Japan.
Aerospace	Defense aircraft Commercial aircraft	Convert P-X and C-X to commercial aviation use Commercial helicopters	Guidance systems	
Gas Turbines & Machinery	Engines for commercial aircraft	Gas turbine power generation systems Gas engines	Engines for defense sector (for aircraft and ships) Steam turbines for marine and industrial applications Aerodynamic machinery	
Consumer Products & Machinery	Motorcycles for industrialized markets	Motorcycles for industrializing markets	General-purpose gasoline engines	
Energy & Environmental Engineering		Gigacells© Biomass power generation systems Treatment of harmful substances LNG tanks Energy and environment related facilities	Industrial plants	
Industrial Robots		Industrial robots		
Shipbuilding	Merchant vessels (production in China)		Naval vessels Merchant vessels (production in Kobe and Sakaide)	
Industrial Hydraulic Products	For construction machinery		For industrial equipment and ships	

Note: Meaning of terms highlighted in red, which indicate new products under development, are as follows: (a) Gigacells®: Nickel-metal hydride batteries, (b) LRV: Light rail vehicle, tram car with super-low floor, (c) P-X: Next maritime patrol aircraft, (d) P-X: Next transport aircraft

4. PLANS FOR ALLOCATION OF MANAGEMENT RESOURCES

KHI will place emphasis on allocating management resources to priority businesses and developing businesses to ensure future growth.


Capital investment plan



Invest ¥300 billion over five years, or ¥60 billion annually
(This compares with an average of ¥47 billion over the past three years.)


R&D investment plan

Invest ¥200 billion over five years, or ¥40 billion annually
(This compares with an average of ¥27 billion over the past three years.)


Personnel plan

To compensate for the increased number of employees reaching mandatory retirement age and to facilitate implementation of KHI's expansion plans, KHI will hire 5,000 new staff over five years, or 1,000 people annually. This will result in an estimated increase in the number of employees to 31,000 at the end of fiscal 2011, 2,000 higher than at the end of fiscal 2006.

5. PRIORITY INITIATIVES

1) Strengthen technological capabilities
With renewed awareness that technology is a key source of earnings, reinforce technological development capabilities, production technology capabilities, and intellectual asset strategies.

2) Encourage market-oriented thinking and action
Become more market-focused to strengthen non-price competitiveness. Keep in mind that profits are generated from the market. All thinking and action in all processes of business operations should stem from the market.

3) Accelerate global business development
Aimed at future growth, accelerate global business development in sales, production, and procurement, while cooperating with partner companies.

4) Create and cultivate new products and business
Cultivate next-generation core businesses throughout the duration of the Global K plan by upgrading technologies and creating new businesses fulfilling high-priority social needs.

5) Strengthen Group management capabilities
While maintaining the advantages of the internal company system of management efficiency and flexibility, reinforce the Companywide strategy development and Group management/oversight functions at headquarters aimed at increasing the centripetal force of the KHI Group and harmonizing the optimization of the Company's individual parts and the Group as a whole.

Create a smaller, strong, and more agile headquarters and selectively reinforce the operations of subsidiaries and affiliates.

6) Promote Corporate Social Responsibility (CSR)
Improve management quality by promoting CSR with a focus on enhancing internal control systems and compliance, increase management transparency (commitment and accountability), strengthen risk management capabilities, and conduct environment-friendly business operations.

6. QUANTITATIVE TARGETS




- Strengthen profitability
- Reinforce financial position

▽

- Increase ROIC
- Increase the ratio of recurring profit to net sales

▷

Targets for Fiscal 2011

- Before-tax ROIC*1: 14%
- Recurring profit*2 to net sales ratio: 5.8%
- Net sales: ¥1,560 billion
- Operating income: ¥100 billion
- Recurring profit: ¥90 billion
- Debt-to-equity ratio*3: 100% or less
- Shareholders' equity ratio: 30% or more

*1: Before-tax ROIC: Earnings before interest and taxes (EBIT) divided by invested capital
*2: Recurring profit is used in accounting standards generally accepted in Japan. It is the sum of operating income, net interest income (expenses), dividend income, and other non-operating but recurring items.
*3: Debt-to-equity ratio: Ratio of interest-bearing debt to total shareholders' equity

Policy for Shareholder Return: Gradually increase dividends in line with improvement in profitability. Set a medium- to long-term target payout ratio of 30%, with dividends set based on financial projections and the progress toward the implementation of the business plan.





Enriching lifestyles and helping safeguard the environment
"Global Kawasaki"







Cautionary Statement

The performance outlook and forecasts stated in these materials were prepared by KHI, based on the circumstances as of the release date, and include potential risks and uncertain factors that relate to economic conditions, foreign currency exchange rates, tax rules, regulations, and other factors. Accordingly, please note that the actual operating results, financial position, and business development of KHI may sometimes differ considerably from the descriptions in the present projections.

Shipbuilding

This segment secured orders amounting to ¥69.5 billion, ¥31.0 billion, or 80.7% higher than in the same period of the previous year. Orders were obtained for 10 new vessels in total: one LNG carrier, seven bulk carriers, and two LPG carriers. This compared to orders a year earlier for three new vessels in total: two LNG carriers and one LPG carrier.

Sales showed a decline of ¥11.6 billion, down 21.6%, to ¥42.1 billion, due to lower sales of newbuildings. The segment reported an operating loss of ¥2.1 billion, mainly because of increases in prices of materials.



Rolling Stock & Construction Machinery

This segment continued to secure large orders for commuter train cars from North America. As a result, orders leaped ¥78.4 billion, or 101.0%, to ¥156.1 billion.

Sales were up ¥2.6 billion, or 3.1%, to ¥86.9 billion. Although sales of rolling stock in Japan decreased, deliveries for overseas customers, including the Taiwan High Speed Rail Corporation, increased.

Operating income climbed ¥3.9 billion, up 171.1%, to ¥6.1 billion, owing to an improvement in the profitability of overseas projects.



Aerospace

Orders received increased ¥20.8 billion, or 42.1%, to ¥70.2 billion, because of higher demand from the commercial aircraft sector, principally orders from The Boeing Company for component parts for the Boeing 777 passenger aircraft.

Sales rose ¥23.2 billion, or 25.4%, to ¥114.5 billion, due to the contribution of sales for the development of the P-X next maritime patrol aircraft and C-X next transport aircraft for the Japan Defense Agency, an increase in sales of component parts for the Boeing 777 passenger aircraft, and other factors. Operating income declined ¥0.5 billion, or 9.0%, to ¥5.1 billion, owing to the adverse impact of higher material costs.



Gas Turbines & Machinery

Orders won by this segment increased ¥2.2 billion, or 2.2%, to ¥99.3 billion, as a consequence of higher demand for industrial gas turbines and other factors.

Sales climbed ¥11.4 billion, or 16.5%, to ¥80.5 billion, mainly due to an increase in sales for component parts for jet engines for commercial aircraft. Operating income rose a marked ¥3.5 billion, up 258.4%, to ¥4.8 billion, driven by growth in sales, favorable movements in foreign exchange rates, and other factors.



Plant & Infrastructure Engineering

This segment reported a sharp rise in orders of ¥68.8 billion, up 261.8%, to ¥95.1 billion, on the strength of major orders from overseas customers. These included a cement plant in Vietnam and a ferronickel plant in Korea.

Sales declined ¥16.5 billion, down 24.0%, to ¥52.1 billion, owing to a decline in sales of plants ordered previously by overseas customers. This segment reported an operating loss of ¥3.7 billion, which was a ¥1.9 billion improvement from a larger operating loss in the same period of the previous fiscal year, owing to better operating results in the industrial plant business.



Consumer Products & Machinery

Sales increased ¥23.6 billion, up 14.2%, to ¥189.9 billion, boosted by higher revenues generated from motorcycles in North America and Europe. Operating income rose sharply by ¥5.8 billion, up 112.0%, to ¥10.9 billion, supported by expansion in profits of the industrial robot business and the favorable impact of movements in foreign exchange rates.



Other

Sales came to ¥79.8 billion, a gain of ¥19.6 billion, or 32.6%, over the same period of the previous fiscal year, as sales of the hydraulic machinery business to customers in China increased. Operating income climbed ¥1.4 billion, up 47.5%, to ¥4.4 billion.



Review by Geographic Segment

Sales in Japan rose ¥14.6 billion, up 3.3% in comparison with the interim period of the previous year, to ¥459.8 billion, mainly because of an increase in sales of the parent company. Operating income climbed ¥9.9 billion, up 92.5%, to ¥20.5 billion.

In North America, sales jumped ¥22.4 billion, up 23.0%, to ¥119.6 billion, boosted by robust sales of motorcycles and other factors. Operating income rose ¥0.8 billion, up 345.0%, to ¥1.1 billion.

Sales in Europe expanded ¥14.4 billion, up 39.2%, to ¥51.0 billion, because of strong sales of motorcycles in this region. Operating income rose ¥1.1 billion, up 155.8%, to ¥1.8 billion.

In Asia, sales declined ¥2.1 billion, down 18.9%, to ¥9.2 billion, owing to lower sales of motorcycles in Indonesia and other factors. Operating income dropped ¥0.3 billion, or 43.9%, to ¥0.4 billion.

In other areas, sales grew ¥3.0 billion, up 93.5%, to ¥6.3 billion, while operating income amounted to ¥0.1 billion, an improvement from an operating loss of ¥0.2 billion for the same period a year earlier.

Financial Position

Total assets at the end of the interim period were ¥1,319.1 billion, ¥35.0 billion higher than at the end of the previous fiscal year (ended March 31, 2006), mainly because of an increase in inventories accompanying the rise in orders. Interest-bearing debt rose ¥29.9 billion, to ¥349.7 billion, accompanying the increase in the scale of the Group's operations.

Among cash flows, net cash flows from operating activities amounted to a net outflow of ¥10.8 billion, primarily as a consequence of the previously mentioned increase in inventories, compared with a net inflow of ¥11.2 billion in the same period of the previous fiscal year.

Net cash used for investing activities amounted to ¥26.7 billion, reflecting capital expenditures and other factors, compared with a net outflow of ¥7.7 billion in the same period of the previous fiscal year. As a result, free cash flow amounted to a net outflow of ¥37.5 billion.

Net cash provided by financing activities amounted to ¥24.8 billion, due mainly to an increase in short-term borrowings which was partially offset by an increase in the redemption of corporate bonds. This compared with a net outflow of ¥15.5 billion in the same period of the previous fiscal year.

As a result of these movements in cash flows, cash and cash equivalents at the end of the interim period under review were ¥24.9 billion, ¥12.6 billion lower than at the end of the previous fiscal year.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2006 and September 30, 2005

	Millions of yen			Thousands of U.S. dollars
	September 30, 2006 *(unaudited)*	*March 31, 2006*	*September 30, 2005* *(unaudited)*	**September 30, 2006** *(unaudited)*
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 25,006**	¥ 37,650	¥ 32,685	**$ 212,113**
Receivables, less allowance	**429,542**	438,204	375,420	**3,643,583**
Inventories	**425,754**	383,017	375,367	**3,611,451**
Other current assets	**57,832**	57,028	53,533	**490,559**
Total current assets	**938,134**	915,899	837,005	**7,957,706**
Investments and long-term loans, less allowance	**86,015**	76,757	84,250	**729,621**
Net property, plant and equipment	**249,200**	246,219	239,731	**2,113,835**
Intangible and other assets	**45,751**	45,210	32,915	**388,082**
Total assets	**¥1,319,100**	¥1,284,085	¥1,193,901	**$11,189,244**
Liabilities and shareholders' equity:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 182,746**	¥ 162,746	¥ 145,614	**$ 1,550,140**
Payables	**404,909**	409,942	331,495	**3,434,634**
Advances from customers	**111,846**	98,590	132,533	**948,732**
Other current liabilities	**122,631**	131,381	91,006	**1,040,215**
Total current liabilities	**822,132**	802,659	700,648	**6,973,721**
Long-term liabilities:				
Long-term debt, less current portion	**167,003**	157,057	194,296	**1,416,600**
Others	**85,795**	81,273	86,601	**727,755**
Total long-term liabilities	**252,798**	238,330	280,897	**2,144,355**
Minority interests	**—**	5,508	4,857	**—**
Shareholders' equity:				
Common stock	**92,106**	92,085	81,427	**781,288**
Capital surplus	**42,110**	42,094	31,390	**357,197**
Retained earnings	**107,457**	100,776	90,135	**911,502**
Net unrealized gains on securities	**12,720**	14,097	19,155	**107,897**
Gain (loss) on hedging items	**(3,698)**	—	—	**(31,368)**
Foreign currency translation adjustments	**(11,620)**	(11,426)	(14,467)	**(98,566)**
Treasury stock	**(43)**	(38)	(141)	**(365)**
Minority interests	**5,138**	—	—	**43,583**
Total shareholders' equity	**244,170**	237,588	207,499	**2,071,168**
Total liabilities and shareholders' equity	**¥1,319,100**	¥1,284,085	¥1,193,901	**$11,189,244**

Condensed Consolidated Statements of Operations and Retained Earnings

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen		*Thousands of U.S. dollars*
	2006	*2005*	*2006*
Net sales	**¥645,852**	¥593,579	**$5,478,429**
Cost of sales	**555,715**	518,619	**4,713,843**
Gross profit	**90,137**	74,960	**764,586**
Selling, general and administrative expenses	**64,575**	62,383	**547,757**
Operating income	**25,562**	12,577	**216,829**
Other income (expenses):			
Interest and dividend income	**1,891**	2,014	**16,040**
Equity in income of unconsolidated subsidiaries and affiliates	**855**	(103)	**7,253**
Interest expense	**(2,912)**	(2,678)	**(24,701)**
Other, net	**(5,156)**	(3,617)	**(43,736)**
Income before income taxes and minority interests	**20,240**	8,193	**171,685**
Income taxes	**(8,577)**	(2,832)	**(72,754)**
Minority interests in net income of consolidated subsidiaries	**(249)**	(128)	**(2,112)**
Net income	**¥ 11,414**	¥ 5,233	**$ 96,819**
Retained earnings:			
Balance at beginning of the period	**¥ —**	¥ 88,704	**$ —**
Net income for the period	**—**	5,233	**—**
Cash dividends	**—**	(3,606)	**—**
Bonuses to directors and statutory auditors	**—**	(84)	**—**
Reduction due to change of consolidation period of subsidiaries	**—**	—	**—**
Other	**—**	(112)	**—**
Balance at end of the period	**¥ —**	¥ 90,135	**$ —**

Condensed Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥20,240**	¥ 8,193	**$ 171,685**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**14,879**	14,384	**126,211**
Increase in assets	**(34,449)**	(6,771)	**(292,213)**
Increase in liabilities	**12,935**	2,150	**109,721**
Other	**(24,372)**	(6,740)	**(206,735)**
Net cash provided by (used for) *operating activities*	**(10,767)**	11,216	**(91,331)**
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(15,909)**	(15,305)	**(134,948)**
Acquisition of investments in securities	**(11,850)**	(425)	**(100,517)**
Other	**1,024**	8,038	**8,686**
Net cash used for investing activities	**(26,735)**	(7,692)	**(226,779)**
Cash flows from financing activities:			
Increase (Decrease) in short-term borrowings	**39,513**	(4,055)	**335,168**
Proceeds from long-term debt	**18,355**	15,503	**155,696**
Repayment of long-term debt	**(28,289)**	(23,189)	**(239,961)**
Other	**(4,807)**	(3,717)	**(40,775)**
Net cash provided by (used for) financing activities	**24,772**	(15,458)	**210,128**
Effect of exchange rate changes	**118**	173	**1,001**
Net decrease in cash and cash equivalents	**(12,612)**	(11,761)	**(106,981)**
Cash and cash equivalents at beginning of the period	**37,506**	44,385	**318,144**
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**—**	(111)	**—**
Cash and cash equivalents at end of the period	**¥24,894**	¥32,513	**$ 211,163**

Consolidated Statements of Shareholders' Equity

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2006 (unaudited)

	Thousands	Millions of yen							
		2006							
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gain (loss) on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2006	1,557,715	¥92,085	¥42,094	¥100,776	¥14,097	¥ —	¥(11,426)	¥(38)	¥5,508
Net income for the interim period	—	—	—	11,414	—	—	—	—	—
Issue of new shares	224	21	15	—	—	—	—	—	—
Cash dividends	—	—	—	(4,673)	—	—	—	—	—
Treasury stock purchased, net	—	—	1	—	—	—	—	(5)	—
Bonuses to directors and statutory auditors	—	—	—	(14)	—	—	—	—	—
Other	—	—	—	(46)	(1,377)	(3,698)	(194)	—	(370)
Balance at September 30, 2006	**1,557,939**	**¥92,106**	**¥42,110**	**¥107,457**	**¥12,720**	**¥(3,698)**	**¥(11,620)**	**¥(43)**	**¥5,138**

	Thousands of U.S. dollars							
	2006							
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Gain (loss) on hedging items	Foreign currency translation adjustments	Treasury stock	Minority interests
Balance at March 31, 2006	$781,110	$357,062	$854,831	$119,578	$ —	$(96,921)	$(322)	$46,722
Net income for the interim period	—	—	96,819	—	—	—	—	—
Issue of new shares	178	127	—	—	—	—	—	—
Cash dividends	—	—	(39,639)	—	—	—	—	—
Treasury stock purchased, net	—	8	—	—	—	—	(42)	—
Bonuses to directors and statutory auditors	—	—	(119)	—	—	—	—	—
Other	—	—	(390)	(11,680)	(31,368)	(1,646)	—	(3,139)
Balance at September 30, 2006	**$781,288**	**$357,197**	**$911,502**	**$107,897**	**$(31,368)**	**$(98,566)**	**$(365)**	**$43,583**

Segment Information

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2006 and 2005 (unaudited)

(a) Information by industry segment

	Millions of yen				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	**¥ 42,107**	**¥ 1,296**	**¥ 43,403**	**¥ 45,456**	**¥ (2,053)**
Rolling Stock & Construction Machinery	**86,925**	**260**	**87,185**	**81,040**	**6,145**
Aerospace	**114,452**	**614**	**115,066**	**109,968**	**5,098**
Gas Turbines & Machinery	**80,509**	**7,941**	**88,450**	**83,629**	**4,821**
Plant & Infrastructure Engineering	**52,114**	**9,068**	**61,182**	**64,910**	**(3,728)**
Consumer Products & Machinery	**189,928**	**4,318**	**194,246**	**183,342**	**10,904**
Other	**79,817**	**20,224**	**100,041**	**95,611**	**4,430**
Total	**645,852**	**43,721**	**689,573**	**663,956**	**25,617**
Eliminations	**—**	**(43,721)**	**(43,721)**	**(43,666)**	**(55)**
Consolidated total	**¥645,852**	**¥ —**	**¥645,852**	**¥620,290**	**¥25,562**

	Millions of yen				
	2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 53,736	¥ 589	¥ 54,325	¥ 53,561	¥ 764
Rolling Stock & Construction Machinery	84,331	465	84,796	82,529	2,267
Aerospace	91,293	951	92,244	86,643	5,601
Gas Turbines & Machinery	69,093	7,150	76,243	74,898	1,345
Plant & Infrastructure Engineering	68,609	6,121	74,730	80,395	(5,665)
Consumer Products & Machinery	166,339	2,295	168,634	163,490	5,144
Other	60,178	21,846	82,024	79,021	3,003
Total	593,579	39,417	632,996	620,537	12,459
Eliminations	—	(39,417)	(39,417)	(39,535)	118
Consolidated total	¥593,579	¥ —	¥593,579	¥581,002	¥12,577

	Thousands of U.S. dollars				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	**$ 357,172**	**$ 10,993**	**$ 368,165**	**$ 385,580**	**$ (17,415)**
Rolling Stock & Construction Machinery	**737,340**	**2,205**	**739,545**	**687,420**	**52,125**
Aerospace	**970,837**	**5,208**	**976,045**	**932,802**	**43,243**
Gas Turbines & Machinery	**682,916**	**67,360**	**750,276**	**709,382**	**40,894**
Plant & Infrastructure Engineering	**442,056**	**76,919**	**518,975**	**550,598**	**(31,623)**
Consumer Products & Machinery	**1,611,061**	**36,628**	**1,647,689**	**1,555,195**	**92,494**
Other	**677,047**	**171,550**	**848,597**	**811,019**	**37,578**
Total	**5,478,429**	**370,863**	**5,849,292**	**5,631,996**	**217,296**
Eliminations	**—**	**(370,863)**	**(370,863)**	**(370,396)**	**(467)**
Consolidated total	**$5,478,429**	**$ —**	**$5,478,429**	**$5,261,600**	**$216,829**

(b) Information by geographic area

	Millions of yen				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income
Japan	**¥459,768**	**¥ 120,560**	**¥580,328**	**¥559,793**	**¥20,535**
North America	**119,598**	**8,130**	**127,728**	**126,669**	**1,059**
Europe	**51,015**	**2,049**	**53,064**	**51,291**	**1,773**
Asia	**9,171**	**8,685**	**17,856**	**17,447**	**409**
Other areas	**6,300**	**77**	**6,377**	**6,254**	**123**
Total	**645,852**	**139,501**	**785,353**	**761,454**	**23,899**
Eliminations	**—**	**(139,501)**	**(139,501)**	**(141,164)**	**1,663**
Consolidated total	**¥645,852**	**¥ —**	**¥645,852**	**¥620,290**	**¥25,562**

	Millions of yen				
	2005				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥445,137	¥ 99,957	¥545,094	¥534,427	¥10,667
North America	97,241	6,997	104,238	104,000	238
Europe	36,638	1,888	38,526	37,833	693
Asia	11,307	8,708	20,015	19,286	729
Other areas	3,256	54	3,310	3,479	(169)
Total	593,579	117,604	711,183	699,025	12,158
Eliminations	—	(117,604)	(117,604)	(118,023)	419
Consolidated total	¥593,579	¥ —	¥593,579	¥581,002	¥12,577

	Thousands of U.S. dollars				
	2006				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income
Japan	**$3,899,975**	**$1,022,648**	**$4,922,623**	**$4,748,435**	**$174,188**
North America	**1,014,488**	**68,963**	**1,083,451**	**1,074,468**	**8,983**
Europe	**432,734**	**17,381**	**450,115**	**435,075**	**15,040**
Asia	**77,793**	**73,670**	**151,463**	**147,994**	**3,469**
Other areas	**53,439**	**653**	**54,092**	**53,049**	**1,043**
Total	**5,478,429**	**1,183,315**	**6,661,744**	**6,459,021**	**202,723**
Eliminations	**—**	**(1,183,315)**	**(1,183,315)**	**(1,197,421)**	**14,106**
Consolidated total	**$5,478,429**	**$ —**	**$5,478,429**	**$5,261,600**	**$216,829**

(c) Overseas sales

	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2006		2005		2006
	Overseas sales	% of net sales	Overseas sales	% of net sales	Overseas sales
North America	**¥155,019**	**24.0%**	¥125,730	21.2%	**$1,314,946**
Europe	**57,932**	**8.9**	51,991	8.8	**491,407**
Asia	**96,354**	**15.0**	105,594	17.8	**817,321**
Other areas	**60,221**	**9.3**	46,077	7.7	**510,824**
Total	**¥369,526**	**57.2%**	¥329,392	55.5%	**$3,134,498**

Changes in Accounting Policies

Effective April 1, 2005, Kawasaki Heavy Industries, Ltd., and its consolidated subsidiaries adopted a new accounting standard for "Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan. As a result of adopting the standard, "Minority interests" and "Gain (loss) on hedging items" are presented in Shareholders' equity.

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Net sales:			
Shipbuilding	**¥ 42,107**	¥ 53,736	**$ 357,172**
Rolling Stock & Construction Machinery	**86,925**	84,331	**737,340**
Aerospace	**114,452**	91,293	**970,837**
Gas Turbines & Machinery	**80,509**	69,093	**682,916**
Plant & Infrastructure Engineering	**52,114**	68,609	**442,056**
Consumer Products & Machinery	**189,928**	166,339	**1,611,061**
Other	**79,817**	60,178	**677,047**
Total	**¥645,852**	¥593,579	**$5,478,429**
Orders received:			
Shipbuilding	**¥ 69,507**	¥ 38,469	**$ 589,592**
Rolling Stock & Construction Machinery	**156,102**	77,678	**1,324,133**
Aerospace	**70,175**	49,371	**595,258**
Gas Turbines & Machinery	**99,313**	97,161	**842,421**
Plant & Infrastructure Engineering	**95,093**	26,285	**806,625**
Consumer Products & Machinery	**189,928**	166,339	**1,611,061**
Other	**83,726**	61,391	**710,204**
Total	**¥763,844**	¥516,694	**$6,479,294**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2006	As of March 31, 2006	As of September 30, 2005	**As of September 30, 2006**
Order backlog:				
Shipbuilding	**¥ 315,263**	¥ 289,227	¥ 252,825	**$ 2,674,213**
Rolling Stock & Construction Machinery	**412,985**	346,310	297,326	**3,503,139**
Aerospace	**256,954**	301,599	247,671	**2,179,608**
Gas Turbines & Machinery	**214,002**	195,108	194,754	**1,815,268**
Plant & Infrastructure Engineering	**187,030**	144,147	169,345	**1,586,479**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**38,726**	34,053	29,796	**328,493**
Total	**¥1,424,960**	¥1,310,444	¥1,191,717	**$12,087,200**



Kawasaki Corporate Data

(As of September 30, 2006)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥92,106,094,655

Number of Shares Issued: 1,557,939,285

Number of Shareholders: 153,691

Number of Employees: 29,461

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspaper in Which Public Notices Are Made:
Nihon Keizai Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbny.com

KHI Web Site at: http://www.khi.co.jp





R100



PRINTED WITH
SOY INK

This report was printed on 100% recycled paper with a whiteness degree of 85% using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals.

Printed in Japan

EXHIBIT 3

(Brief description)

Semi-Annual Securities Report dated December 1, 2006

Semi-Annual Securities Report for the period from April 1st, 2006 to September 30th, 2006, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

I. Corporate Information (KHI Group)
   - i. Outline of the Corporation
     1. Financial Highlights
     2. Contents of Business
     3. Subsidiaries
     4. Employees
   - ii. Business and Sales
     1. Summary of Business
     2. Production, Order and Sales
     3. Subject of Business
     4. Important Contracts
     5. R & D
   - iii. Plant and Equipment Investment
     1. Production facilities of the Corporation
     2. Capital expenditures
   - iv. Outline of the Company (KHI)
     1. Principal Shareholders
     2. Price Range of the Common Stock
     3. Directors
   - v. Management
     1. Semi-Annual Consolidated Financial Statements
     2. Semi-Annual Non-Consolidated Financial Statements
   - vi. Other information concerning the Company

II. Information concerning the parent company who guarantees the Company's public offering securities

[Auditors' Report]

EXHIBIT 4

第184期 中間期

BUSINESS REPORT

平成18年4月1日 ▸▸▸ 平成18年9月30日

Kawasaki


Kawasaki

RECEIVED

川崎重工業株式会社

証券コード：7012

株主のみなさまへ

初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループの第184期（平成18年度）中間期の事業の状況をご報告するにあたり、一言ご挨拶申しあげます。

当中間期の概況

当中間期における経営環境は、個人消費や輸出の増加、企業収益の拡大による民間設備投資の増加により、国内景気は拡大基調で推移し、海外においても、米国で一部減速感はあるものの、欧州や中国・アジアなどを中心に景気は拡大基調であり、総じて堅調に推移しました。しかしながら、国内の公共工事は依然として低調であるほか、鋼材価格や原油価格の高止まりに加え、アルミ・チタン等高級素材の急騰及び供給不足が生じるなど、当グループを取り巻く環境は予断を許さない状況が続きました。

このような経営環境の下、当グループは積極的に事業活動を展開し、まず連結ベースの売上高につきましては、航空宇宙事業、汎用機事業の増加を主因に、6,458億円と前中間期を522億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は203億円と前中間期を84億円上回りました。また、中間純利益は114億円と前中間期を61億円上回りました。

単独業績につきましては、売上高4,156億円、経常利益107億円、中間純利益は72億円となりました。

配当方針につきましては、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することとしておりますが、通期の事業環境が不透明であり、中間配当につきましては、見送らせていただくこととしました。

中期経営計画の策定とコンプライアンスの徹底

川崎重工グループは、「質主量従型経営」を基本方針とした前中期経営計画において、選択と集中を柱とする各種施策の展開により、黒字経営を定着させるとともに、財務体質の改善を進めるなど、経営体質を着実に強化してまいりましたが、新たに、次の成長ステージへとステップアップを図る中期経営計画「**Global**[illegible]」を策定いたしました。「**Global**[illegible]」は平成18年度から平成22年度（2006年度から2010年度）を計画期間とし、ROIC14%、経常利益900億円を目標とする内容です。

一方、内部統制の強化・コンプライアンスの徹底を図り、企業として社会的責任を果たし、一層経営の品質を高めていくため、本年10月、CSR活動を推進するための専門組織として、CSR推進部を設立しました。



当グループは、事業全般にわたって収益力の強化や事業構造改革のための諸施策を着実に実行し、企業価値の向上を目指していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜りますようお願い申しあげます。

平成18年12月

取締役社長　大橋忠晴
（おおはし　ただはる）

中期経営計画『Global ロ-ζ』

"Global Kawasaki" — The Next Exciting Stage

2006年度を初年度とし2010年度を最終年度とする中期経営計画『Globalロ-ζ』は、川崎重工グループ及び各事業領域の10年後のビジョンをまず策定し、そのビジョンに向かって成長するための前半期間として策定したものです。なお、本中期経営計画は2008年度に必要な見直しを行うこととしています。

1 企業ビジョン

「世界の人々の豊かな生活と地球環境の未来に貢献する "Global Kawasaki"」

カワサキは、高度な技術力により、陸・海・空の輸送システムと
エネルギー・環境分野を中心に、世界の人々の豊かな生活と地球環境の未来に貢献する
グローバル・リーディングカンパニーになります。

―各事業の10年後の姿―

車両
最高水準の技術と品質を確立した世界トップクラスの鉄道車両システムメーカー

エネルギー・環境
優れた独自技術により、世界をリードするエネルギー・環境エンジニアリング企業

航空宇宙
日本の航空宇宙業界におけるリーディングカンパニーであるとともに、確固とした国際競争力を有する航空機メーカー

ロボット
高機能・多機能分野において、要素技術・システム化技術で世界をリードする産業用ロボットメーカー

ガスタービン・機械
輸送用機器・エネルギー分野において、世界トップレベルの技術力を有する原動機メーカー

船舶
最高水準の技術力と中国の生産拠点を活用した、市場環境の変動に強い世界トップ水準の収益力を備えた造船会社

汎用機
ハイクオリティ・ハイパフォーマンス分野で、トップレベルのブランドを構築したレジャービークル及びエンジンメーカー

油圧機器
技術と品質で世界のトップ4社に伍する油圧機器メーカー

2 基本目標


質主・量従
選択と集中
非価格競争力の強化

収益力の高いグローバル企業へ飛躍

① 持続的成長サイクルの確立へ向けた改革の継続
② 21世紀企業"Global Kawasaki"を目指した着実な成長
③ 顧客の信頼に基づく強固なカワサキブランドの構築
④ CSR推進体制の強化による企業品質の向上

3 選択と集中

(1) 事業の位置付け


"Global Kawasaki"
車両
航空宇宙
ガスタービン・機械
汎用機
エネルギー・環境
ロボット・船舶・油圧機器
4本の柱
育成
自立

4本の柱

車両、航空宇宙、ガスタービン・機械、汎用機

川崎重工グループの収益の柱となる中核事業として
グローバルに事業展開します。

育成事業

エネルギー・環境

(プラント・環境・鉄構事業を発展的にエネルギー関係・地球環境関係に組み替えた事業)

M&Aや組織の組替えを含め、新たな川崎重工グループの
収益の柱として育成します。

自立事業

ロボット、船舶、油圧機器

それぞれの事業分野において独自の地位を確立し、
安定的な利益を確保します。

(2)BU・製品の位置付け

	重点事業	育成事業	安定収益事業	要改革事業
	持続的成長を牽引する事業。積極的な投資により収益拡大	積極的な投資により競争力を強化	確実なリターン	
車両	海外市場向け	【鉄道システム】 【ギガセル®搭載LRV】	国内市場向け	
航空宇宙	防需航空機 民需航空機	【P-X/C-X民間転用】 民需ヘリコプター	誘導機器	
ガスタービン・機械	民間航空機用エンジン	ガスタービン発電設備 【ガスエンジン】	防需エンジン (航空用・舶用) 陸用・舶用蒸気タービン 空力機械	
汎用機	先進国向け モーターサイクル	発展途上国向け モーターサイクル	汎用ガソリンエンジン	今後、公共投資関連事業を中心に事業方針を決定する。
エネルギー・環境		【ギガセル®】 【バイオマス発電】 【有害物質処理】 ＬＮＧタンク エネルギー・環境関連設備	産業用プラント	
ロボット		ロボット		
船舶	商船(中国生産)		艦艇 商船(神戸・坂出生産)	
油圧機器	建設機械用		産業機械用・舶用	

【 】内:新事業関連　• ギガセル®:大型ニッケル水素電池　• LRV:Light Rail Vehicle(超低床路面電車)
• P-X:次期固定翼哨戒機　• C-X:次期輸送機

4 経営資源計画

重点･育成事業を中心に積極的な経営資源の投入を行い、将来の成長を確実なものとします。

設備投資計画

5年間で3,000億円(600億円／年)の設備投資を行います。
(過去3年間の平均 ･･･ 470億円／年)

研究開発計画

5年間で2,000億円(400億円／年)の研究開発投資を行います。
(過去3年間の平均 ･･･ 270億円／年)

"人財"計画

定年退職の増加に対応するとともに、成長戦略に沿った事業計画の実現を図るため、5年間で5,000人(約1,000人／年)の採用を行い、2010年度末の在籍人員を31,000人とします。
(2005年度末比 ･･･ 2,000人増)

5 重点施策

1 技術力の強化

利益の源泉は技術力にあるとの基本に立ち返り、「技術開発力」、「生産技術力」、「知的財産戦略」において一層の強化策を推進

2 マーケット志向の発想･行動様式の定着

利益は市場からもたらされるとの意識付けを徹底し、事業運営の各プロセスにおいて発想・行動がマーケットを基点としたものになるよう、マーケット志向の定着化(非価格競争力の強化)を推進

3 グローバル展開の加速

将来の成長に向けて、販売、製造･調達、パートナーとの協業など、あらゆる面においてグローバル展開を加速

4 新製品･新事業の創出・育成

中期経営計画期間を通して、世の中から必要とされる新たなフロンティアにチャレンジし、次世代の中核事業を育成

5 グループ経営力の強化

- 効率性や機動性といったカンパニー制・分社経営の利点を維持(部分最適の追求)
- 本社の全社戦略立案機能並びにグループ経営統括機能を強化し、「小さく強く速い」本社を構築(全体最適への誘導)
- 関係会社事業の選別強化

6 CSRの推進

「内部統制の強化・コンプライアンスの徹底」
「経営の透明性の向上(コミットメントと説明責任)」
「リスクマネジメントの強化」
「地球環境にやさしい事業運営」
を中心にCSR活動を推進し、経営の品質を高める

6 数量目標

- 収益力の強化
- 財務体質の強化

▽

- ROIC（資本効率）の向上
- 売上高経常利益率の向上

【2010年度目標】

・ROIC※1	14%
・経常利益率	5.8%
・売上高	1兆5,600億円
・営業利益	1,000億円
・経常利益	900億円
・D／Eレシオ※2	100%以下
・自己資本比率	30%以上

※1 ROIC：投下資本利益率＝（税引前利益＋支払利息）÷投下資本
※2 D／Eレシオ＝有利子負債残高÷自己資本
…財務体質の健全性を表す指標で、比率が小さいほど健全性が高いことを示す。

株主利益還元 収益力の向上に即して順次増配（中長期的な連結配当性向30%を基本）





世界の人々の豊かな生活と地球環境の未来に貢献する
"Global Kawasaki"







中間決算ハイライト

連結売上高


15,000 (億円)
12,000
9,000
6,000
3,000
0
13,224
14,300
5,935
6,458
第183期
第184期

連結経常利益


400 (億円)
300
200
100
0
308
400
118
203
第183期
第184期

- 第183期中間期
- 第183期通期
- 第184期中間期
- 第184期通期予想

※ 業績予想などは、合理的と判断するデータに基づいて作成し、10月31日に開示したものであり、リスクや不確定要素を含んでいるため、実際の業績は予想と異なる可能性があります。

セグメント別の状況

Review of Operations

船舶事業

売上高構成比 6.5%



LNG運搬船「LNG DREAM」

受注高は、LNG船1隻、ばら積み貨物船7隻、LPG船2隻の計10隻を受注したことにより、695億円となり、前中間期より大幅に増加しました。

売上高は、LNG船、ばら積み貨物船などを売上に計上したものの、前中間期より大幅に減少し、421億円となりました。

営業損益は、資材費上昇の影響などにより、20億円の損失となりました。



□ 売上高


第183期
第184期
537
1,096
421
1,150
0
300
600
900
1,200 (億円)

□ 営業損益


第183期
第184期
△17
7
△20
△20
△30
△15
0
15
30
45 (億円)

第183期中間期 第183期通期 第184期中間期 第184期通期予想

車両事業

売上高構成比
13.4%


中国200km/h EMU第一編成

受注高は、北米向け通勤車両の大型受注などにより、1,561億円となり、前中間期の約2倍に増加しました。

売上高は、国内向け各種車両が減少しましたが、台北地下鉄電車など海外向け車両の納入が増加したことなどにより、全体では前中間期並みの869億円となりました。

営業利益は、海外案件の収益性上昇などにより、61億円となり、前中間期より大幅に増加しました。

■ 売上高


第183期
843
1,683
第184期
869
1,900
0
500
1,000
1,500
2,000(億円)

■ 営業損益


第183期
22
88
第184期
61
110
0
20
40
60
80
100
120(億円)

第183期中間期　第183期通期　第184期中間期　第184期通期予想

航空宇宙事業

売上高構成比
17.7%


次期固定翼哨戒機(P-X)
次期輸送機(C-X)

受注高は、ボーイング777型旅客機分担製造品を中心に民需が増加したことなどにより、701億円となり、前中間期より大幅に増加しました。

売上高は、防衛庁向け次期固定翼哨戒機・次期輸送機開発案件が寄与したほか、ボーイング777型旅客機分担製造品の増加などにより、1,144億円となり、前中間期より大幅に増加しました。

営業利益は、資材費上昇の影響などにより、前中間期よりわずかに減少し、50億円となりました。

■ 売上高


第183期
912
2,185
第184期
1,144
2,700
0
1,000
2,000
3,000(億円)

■ 営業損益


第183期
56
97
第184期
50
100
0
20
40
60
80
100(億円)

第183期中間期　第183期通期　第184期中間期　第184期通期予想

ガスタービン・機械事業

売上高構成比
12.5%


舶用蒸気タービン



受注高は、産業用ガスタービンの増加などにより、993億円となり、前中間期よりわずかに増加しました。

売上高は、民間航空機用エンジン分担製造品の増加などにより、805億円となり、前中間期よりかなり増加しました。

営業利益は、売上高の増加に加えて為替の影響などにより、48億円となり、前中間期より大幅に増加しました。

□ 売上高



第183期
第184期
690
1,614
805
1,800
0
500
1,000
1,500
2,000(億円)

□ 営業損益



第183期
第184期
13
68
48
80
0
20
40
60
80(億円)

第183期中間期　第183期通期　第184期中間期　第184期通期予想

プラント・環境・鉄構事業

売上高構成比
8.1%


八千代松陰学園　新築第一体育館　ギガセル®太陽光発電システム

受注高は、ベトナム向けセメントプラントや韓国向けフェロニッケル精錬プラントなどの海外大型案件の受注などにより、950億円となり、前中間期の3倍強に増加しました。

売上高は、海外向けプラント案件の減少などにより、前中間期より大幅に減少し、521億円となりました。

営業損益は、プラント部門が好転したことなどにより、前中間期より大幅に改善したものの、37億円の損失となりました。

□ 売上高



第183期
第184期
686
1,645
521
1,250
0
500
1,000
1,500
2,000(億円)

□ 営業損益



第183期
第184期
△84
△56
△37
△10
△150
△100
△50
0(億円)

第183期中間期　第183期通期　第184期中間期　第184期通期予想

汎用機事業



W400

売上高構成比
29.4%

売上高は、北米及び欧州向け二輪車の販売が増加したことなどにより、1,899億円となり、前中間期よりかなり増加しました。

営業利益は、売上高の増加に加え、ロボット部門の収益拡大及び為替の影響などにより、109億円となり、前中間期より大幅に増加しました。

□ 売上高



第183期
第184期
1,663
3,669
1,899
4,000
0
1,000
2,000
3,000
4,000(億円)

□ 営業損益



第183期
第184期
51
198
109
210
0
50
100
150
200
250(億円)

□ 第183期中間期 □ 第183期通期 □ 第184期中間期 ⬚ 第184期通期予想

その他事業



建設機械用各種油圧機器



売上高構成比
12.4%

売上高は、油圧機器部門で中国向けの販売が増加したことなどにより、798億円となり、前中間期より大幅に増加しました。

営業利益は、43億円となり、前中間期より大幅に増加しました。

□ 売上高



第183期
第184期
601
1,330
798
1,500
0
500
1,000
1,500(億円)

□ 営業損益



第183期
第184期
31
67
43
70
0
20
40
60
80(億円)

□ 第183期中間期 □ 第183期通期 □ 第184期中間期 ⬚ 第184期通期予想

中間連結貸借対照表

中間連結貸借対照表

(単位：百万円)

科目	当中間期 [平成18年9月30日現在]	前期 [平成18年3月31日現在]
資産の部		
流動資産	**938,133**	**915,899**
現金及び預金	25,006	37,650
受取手形及び売掛金	415,705	422,551
たな卸資産	425,753	383,016
その他	75,735	76,510
貸倒引当金	△ 4,067	△ 3,829
固定資産	**380,965**	**368,186**
有形固定資産	249,199	246,219
建物及び構築物	93,739	92,674
機械装置及び運搬具	61,022	59,982
土地	65,945	65,732
その他	28,493	27,830
無形固定資産	15,187	15,795
投資その他の資産	116,578	106,171
投資有価証券	63,717	56,423
その他	56,129	53,612
貸倒引当金	△ 3,268	△ 3,865
資産合計	**1,319,099**	**1,284,085**

(単位：百万円)

科目	当中間期 [平成18年9月30日現在]	前期 [平成18年3月31日現在]
負債の部		
流動負債	**822,132**	**802,659**
支払手形及び買掛金	404,908	409,942
短期借入金	123,746	133,627
前受金	111,846	98,589
その他	181,631	160,499
固定負債	**252,797**	**238,330**
社債	103,010	103,062
長期借入金	63,992	53,994
その他	85,794	81,273
負債合計	**1,074,930**	**1,040,989**
少数株主持分	**－**	**5,507**
資本の部		
資本金	**－**	**92,084**
資本剰余金	**－**	**42,094**
利益剰余金	**－**	**100,775**
その他有価証券評価差額金	**－**	**14,097**
為替換算調整勘定	**－**	**△ 11,426**
自己株式	**－**	**△ 38**
資本合計	**－**	**237,588**
負債、少数株主持分及び資本合計	**－**	**1,284,085**
純資産の部		
株主資本	**241,629**	**－**
資本金	92,106	－
資本剰余金	42,110	－
利益剰余金	107,456	－
自己株式	△ 43	－
評価・換算差額等	**△ 2,598**	**－**
その他有価証券評価差額金	12,720	－
繰延ヘッジ損益	△ 3,698	－
為替換算調整勘定	△ 11,620	－
少数株主持分	**5,137**	**－**
純資産合計	**244,169**	**－**
負債・純資産合計	**1,319,099**	**－**

中間連結損益計算書　中間連結キャッシュ・フロー計算書
中間連結株主資本等変動計算書

中間連結損益計算書

（単位：百万円）

科　目	当中間期（平成18年4月1日から平成18年9月30日まで）	前中間期（平成17年4月1日から平成17年9月30日まで）
売上高	645,851	593,578
売上原価	555,715	518,618
売上総利益	90,136	74,960
販売費及び一般管理費	64,574	62,382
営業利益	**25,562**	**12,577**
営業外収益	4,327	7,173
営業外費用	9,521	7,851
経常利益	**20,367**	**11,898**
特別損失	128	3,705
税金等調整前中間純利益	20,239	8,193
法人税、住民税及び事業税	8,576	2,831
少数株主利益	248	128
中間純利益	**11,413**	**5,232**

中間連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当中間期（平成18年4月1日から平成18年9月30日まで）	前中間期（平成17年4月1日から平成17年9月30日まで）
営業活動によるキャッシュ・フロー	△ 10,767	11,216
投資活動によるキャッシュ・フロー	△ 26,734	△ 7,692
財務活動によるキャッシュ・フロー	24,772	△ 15,457
現金及び現金同等物に係る換算差額	118	173
現金及び現金同等物の減少額	△ 12,611	△ 11,760
現金及び現金同等物の期首残高	37,505	44,385
連結除外に伴う現金及び現金同等物の減少高	－	△ 111
現金及び現金同等物の中間期末残高	24,894	32,512

中間連結株主資本等変動計算書

当中間期（平成18年4月1日から平成18年9月30日まで）

（単位：百万円）

	株主資本					評価・換算差額等					
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計	少数株主持分	純資産合計
平成18年3月31日残高	92,084	42,094	100,775	△ 38	234,917	14,097	－	△ 11,426	2,671	5,507	243,096
当中間期中の変動額											
新株の発行	21	15			36				－	－	36
剰余金の配当			△ 4,672		△ 4,672				－	－	△ 4,672
役員賞与			△ 13		△ 13				－	－	△ 13
中間純利益			11,413		11,413				－	－	11,413
自己株式の取得				△ 23	△ 23				－	－	△ 23
自己株式の処分		0		18	19				－	－	19
その他			△ 46		△ 46				－	－	△ 46
株主資本以外の項目の当中間期中の変動額（純額）					－	△ 1,377	△ 3,698	△ 193	△ 5,269	△ 369	△ 5,639
当中間期中の変動額合計	21	15	6,681	△ 5	6,712	△ 1,377	△ 3,698	△ 193	△ 5,269	△ 369	1,073
平成18年9月30日残高	92,106	42,110	107,456	△ 43	241,629	12,720	△ 3,698	△ 11,620	△ 2,598	5,137	244,169

中間単独貸借対照表　中間単独損益計算書
中間単独株主資本等変動計算書

中間単独貸借対照表

（単位：百万円）

科　目	当中間期 ［平成18年9月30日現在］	前　期 ［平成18年3月31日現在］
資産の部		
流動資産	**652,166**	**630,321**
固定資産	**299,300**	**286,750**
有形固定資産	133,297	130,830
無形固定資産	9,631	9,459
投資その他の資産	156,371	146,460
資産合計	**951,466**	**917,072**
負債の部		
流動負債	**573,827**	**547,704**
固定負債	**178,533**	**168,808**
負債合計	**752,360**	**716,513**
資本の部		
資本金	－	**92,084**
資本剰余金	－	**39,910**
利益剰余金	－	**55,598**
その他有価証券評価差額金	－	**12,993**
自己株式	－	**△28**
資本合計	－	**200,558**
負債・資本合計	－	**917,072**
純資産の部		
株主資本	**190,212**	－
資本金	92,106	－
資本剰余金	39,926	－
利益剰余金	58,213	－
自己株式	△33	－
評価・換算差額等	**8,893**	－
純資産合計	**199,105**	－
負債・純資産合計	**951,466**	－

中間単独損益計算書

（単位：百万円）

科　目	当中間期 ［平成18年4月1日から平成18年9月30日まで］	前中間期 ［平成17年4月1日から平成17年9月30日まで］
売上高	415,665	361,495
売上原価	379,820	333,021
販売費及び一般管理費	21,674	22,062
営業利益	**14,170**	**6,411**
営業外収益	3,575	4,563
営業外費用	6,955	6,480
経常利益	**10,790**	**4,494**
特別損失	128	1,363
税引前中間純利益	10,662	3,131
法人税、住民税及び事業税	3,374	442
中間純利益	**7,288**	**2,689**
前期繰越利益	－	34,366
中間未処分利益	－	**37,055**

中間単独株主資本等変動計算書

当中間期（平成18年4月1日から平成18年9月30日まで）

（単位：百万円）

	株主資本						評価・換算差額等	純資産合計
	資本金	資本剰余金		利益剰余金	自己株式	株主資本合計		
		資本準備金	その他資本剰余金	その他利益剰余金				
平成18年3月31日残高	92,084	39,861	48	55,598	△28	187,565	12,993	200,558
当中間期中の変動額								
新株の発行	21	15				36	－	36
剰余金の配当				△4,672		△4,672	－	△4,672
中間純利益				7,288		7,288	－	7,288
自己株式の取得					△23	△23	－	△23
自己株式の処分			0		18	19	－	19
株主資本以外の項目の当中間期中の変動額（純額）						－	△4,099	△4,099
当中間期中の変動額合計	21	15	0	2,615	△5	2,647	△4,099	△1,452
平成18年9月30日残高	92,106	39,877	49	58,213	△33	190,212	8,893	199,105

会社概要・役員
株式の状況・大株主（平成18年9月30日現在）

会社概要

創立	明治29年10月15日
資本金	92,106,094,655円
従業員	10,146名
本社	（神戸）神戸市中央区東川崎町1丁目1番3号
	（東京）東京都港区浜松町2丁目4番1号

役員

取締役会長	田﨑雅元	執行役員	三嶋和彦
取締役社長	大橋忠晴	執行役員	大山正俊
取締役副社長	寺﨑正俊	執行役員	能勢修一
常務取締役	吉野　隆	執行役員	中野民雄
常務取締役	松﨑　昭	執行役員	堀川英嗣
常務取締役	元山近思	執行役員	服部　晃
常務取締役	野口二郎	執行役員	長谷川　聰
常務取締役	瀬川雅司	執行役員	浅野雄一
常務取締役	丹波晨一	執行役員	鈴木伸一
監査役	上田忠男	執行役員	山口　徹
監査役	田上　朗	執行役員	村山　滋
監査役	川本　洋	執行役員	髙尾光俊
監査役	土井憲三	執行役員	木野内総介
執行役員	浜田　滋	執行役員	河村義雄
執行役員	三原修二	執行役員	松岡京平
執行役員	糸賀興右	執行役員	山下清司
執行役員	天江文昭	執行役員	菅原健史

株式の状況

発行可能株式総数	3,360,000,000株
発行済株式総数	1,557,939,285株
株主総数	153,691名

大株主

株主名	所有株式数	比率
日本マスタートラスト信託銀行株式会社（信託口）	88,310,000株	5.66%
日本トラスティ・サービス信託銀行株式会社（信託口）	83,802,100株	5.37%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443,650株	3.68%
JFEスチール株式会社	56,174,400株	3.60%
日本生命保険相互会社	54,016,659株	3.46%
東京海上日動火災保険株式会社	50,199,589株	3.22%
川崎重工業従業員持株会	36,078,296株	2.31%
川崎重工共栄会	30,012,192株	1.92%
日本興亜損害保険株式会社	27,521,999株	1.76%
株式会社三井住友銀行	26,828,453株	1.72%

表紙について　**スーパースポーツモーターサイクル ZZR1400**

ZZR1400は本年3月より発売したカワサキスポーツ系モーターサイクルのフラッグシップモデルで、その高性能と四眼ヘッドライトの迫力ある外観が好評で販売も順調です。

※今回より、当冊子の名称を「事業報告書」から「BUSINESS REPORT」に変更いたしました。



ホームページのご案内
当社の事業活動、製品情報、投資家情報などに関する詳しい情報をご覧いただけます。
http://www.khi.co.jp

□ 株主メモ

事業年度	毎年4月1日から翌年3月31日まで
定時株主総会	毎年6月下旬
基準日	定時株主総会　　毎年3月31日 期末配当金　　　毎年3月31日 中間配当金　　　毎年9月30日 その他必要があるときは、あらかじめ公告して定めた日
株主名簿管理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜二丁目2番21号 TEL：0120-78-2031(フリーダイヤル) 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

ご案内

<住所変更の手続きについて>

新市制の施行や町村合併、住居表示の変更又は転居などにより、ご住所が変更になったときは、株主名簿の変更手続きが必要となります。手続きをお忘れになると株主総会招集ご通知や配当金などのお受け取りができなくなりますので、お早めにお手続きいただきますようお願いいたします。

<郵便貯金口座配当金受取サービスについて>

配当金のお受け取りは、銀行口座に加え、郵便貯金口座（通常貯金口座）へのお振込も可能です。ご希望の株主様は、下記株主名簿管理人あて配当金振込指定書をご請求のうえお申し込みください。

○**事務のお取扱い**（電話お問い合わせ・郵便物送付先）
中央三井信託銀行株式会社証券代行部（証券代行事務センター）
〒168-0063　東京都杉並区和泉二丁目8番4号
TEL：0120-78-2031(午前9時～午後5時)

◆住所変更、名義書換請求などに必要な用紙のご請求は、
株主名簿管理人のフリーダイヤル **0120-87-2031** で24時間受付しております。

川崎重工業株式会社

TEL：078−371−9533 (総務部株式担当)

R100 PRINTED WITH SOY INK

この報告書は古紙100%、白色度62%の再生紙を使用し、VOC（揮発性有機化合物）の発生の少ない植物性の大豆油インキで印刷しています。

EXHIBIT 4

(Summary Translation)

The 184th Business Term Semi-Annual Business Report (from April 1, 2006 to September 30, 2006)

[Greetings]

[Medium-Term Business Plan Global K]

[Outline of Business]

Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other

[Financial Results]

Interim Consolidated Financial Statements for six months ended September 30, 2006
Interim Non-Consolidated Financial Statements for six months ended September 30, 2006

[Corporate Data]

Date of Incorporated
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Number of Shares Issued
Number of Shareholders
Major Shareholders